Exhibit 99.1

Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico

Technical Report

Effective Date: February 22, 2019

Prepared by	Eric Chapman, P.Geo. Vice President of Technical Services - Fortuna Silver Mines Inc. Amri Sinuhaji, P.Eng Director of Technical Services, Mine Planning – Fortuna Silver Mines Inc.

Suite 650, 200 Burrard Street, Vancouver, BC, V6C 3L6 Tel: (604) 484 4085, Fax: (604) 484 4029

Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Contents

1	Summary			14
	1.1	Introduction		14
	1.2	Property description, location and ownership		14
	1.3	History		15
	1.4	Geology and mineralization		15
	1.5	Exploration, drilling and sampling		16
	1.6	Data verification		19
	1.7	Mineral processing and metallurgical testing		20
	1.8	Mineral Resources		20
	1.9	Mineral Reserves		21
	1.10	Mining methods		23
	1.11	Recovery methods		23
	1.12	Project infrastructure		24
	1.13	Market studies and contracts		24
	1.14	Environmental studies and permitting		24
	1.15	Capital and operating costs		25
	1.16	Economic analysis		25
	1.17	Other relevant data and information		26
	1.18	Conclusions, risks and opportunities		26
	1.19	Recommendations		27
		1.19.1	Exploration activities	27
		1.19.2	Technical and operational studies	28

2	Introduction			29
	2.1	Report purpose		29
	2.2	Scope of personal inspection		29
	2.3	Effective dates		29
	2.4	Previous technical reports		30
	2.5	Information sources and references		31

3	Reliance on Other Experts			32

4	Property Description and Location			33
	4.1	Mineral tenure		34
		4.1.1	Mining claims and concessions	34
	4.2	Surface rights		35
	4.3	Royalties		37
		4.3.1	Mexico Mining Tax	38
	4.4	Environmental aspects		38

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

		4.4.1	Mine closure	38
		4.4.2	Contingency pond incident	38
	4.5	Permits		39
	4.6	Comment on Section 4		39

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			40
	5.1	Access		40
	5.2	Climate		40
	5.3	Topography, elevation and vegetation		40
	5.4	Infrastructure		40
	5.5	Sufficiency of surface rights		41
	5.6	Comment on Section 5		41

6	History			42
	6.1	Ownership history		42
	6.2	Exploration history		42
	6.3	Prior Mineral Resources and Mineral Reserves		44
	6.4	Production history		44
		6.4.1	Cuzcatlan	44

7	Geological Setting and Mineralization			45
	7.1	Regional geology		45
	7.2	Local geology		46
	7.3	Property geology		47
		7.3.1	Stratigraphy	48
		7.3.2	Structural geology	50
	7.4	Description of mineralized zones		51
		7.4.1	Trinidad Deposit	52
		7.4.2	Victoria mineralized zone	55
	7.5	Comment on Section 7		57

8	Deposit Types			67
	8.1	Mineral deposit type		67
	8.2	Exploration model		68
	8.3	Comment on Section 8		69

9	Exploration			70
	9.1	Exploration conducted by Pan American Silver		70
	9.2	Exploration conducted by Continuum		70
	9.3	Exploration conducted by Fortuna/Cuzcatlan		70
		9.3.1	Geophysics	70
		9.3.2	Fluid inclusion and petrographic studies	71

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

		9.3.3	Terraspec analysis	71
		9.3.4	Geological mapping	71
		9.3.5	ASTER study	74
	9.4	Exploration potential		74
	9.5	Comment on Section 9		75

10	Drilling			76
	10.1	Introduction		76
	10.2	Drilling Campaigns		78
		10.2.1	Pan American campaign (2001)	78
		10.2.2	Continuum campaigns (2004 to 2006)	78
		10.2.3	Fortuna/Cuzcatlan campaigns (2006 to 2018)	78
	10.3	Drilling conducted post data cut-off date		80
	10.4	Geological and geotechnical logging procedures		83
	10.5	Drill core recovery		83
	10.6	Extent of drilling		84
	10.7	Drill hole collar surveys		84
	10.8	Downhole surveys		85
	10.9	Drill sections		85
	10.10	Sample length versus true thickness		90
	10.11	Summary of drill intercepts		90
	10.12	Comment on Section 10		91

11	Sample Preparation, Analyses, and Security			92
	11.1	Sample preparation prior to dispatch of samples		92
		11.1.1	Channel chip sampling	92
		11.1.2	Core sampling	93
		11.1.3	Bulk density determination	93
	11.2	Dispatch of samples, sample preparation, assaying and analytical procedures		94
		11.2.1	Sample dispatch	94
		11.2.2	Sample preparation	94
		11.2.3	Sample analysis	95
	11.3	Laboratory accreditation		97
	11.4	Sample security and chain of custody		97
	11.5	Quality control measures		98
		11.5.1	Certified reference material	99
		11.5.2	Blanks	103
		11.5.3	Duplicates	104
		11.5.4	Conclusions regarding quality control results	107
	11.6	Comment on Section 11		108

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

12	Data Verification			109
	12.1	Introduction		109
		12.1.1	Pan American and Continuum	109
		12.1.2	Cuzcatlan	109
	12.2	Database		109
	12.3	Collars and downhole surveys		110
	12.4	Geologic logs and assays		110
	12.5	Metallurgical recoveries		111
	12.6	Estimation		111
	12.7	Mine reconciliation		111
	12.8	Comment on Section 12		111

13	Mineral Processing and Metallurgical Testing			113
	13.1	Metallurgical tests		113
		13.1.1	Whole rock analysis	113
		13.1.2	Bond ball mill work index	113
		13.1.3	Locked cycle flotation	114
		13.1.4	Thickening and Filtering	115
	13.2	Deleterious elements		115
	13.3	Comment on Section 13		115

14	Mineral Resource Estimates			116
	14.1	Introduction		116
	14.2	Disclosure		116
		14.2.1	Known issues that materially affect Mineral Resources	116
	14.3	Assumptions, methods and parameters		117
	14.4	Supplied data, data transformations and data validation		117
		14.4.1	Data transformations	118
		14.4.2	Software	118
		14.4.3	Data preparation	118
		14.4.4	Data validation	118
	14.5	Geological interpretation and domaining		119
	14.6	Exploratory data analysis		121
		14.6.1	Compositing of assay intervals	121
		14.6.2	Statistical analysis of composites	121
		14.6.3	Sub-domaining	123
		14.6.4	Extreme value treatment	123
		14.6.5	Boundary conditions	126
		14.6.6	Sample type comparison	126
	14.7	Estimation of the Trinidad Deposit		126
		14.7.1	Conditional simulation of silver and gold grades	126

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

		14.7.2	Data declustering	127
		14.7.3	Grade correlation	132
		14.7.4	Normal score transformation	134
		14.7.5	Continuity analysis	135
		14.7.6	Variogram modeling	136
		14.7.7	Opinion on the quality of the modeled variograms	138
		14.7.8	Selective mining unit	138
		14.7.9	Node spacing	139
		14.7.10	Sequential Gaussian Simulation	139
		14.7.11	Simulation validation	140
		14.7.12	Re-blocking	142
		14.7.13	Resource proportionality	142
		14.7.14	Estimation of base metals	144
		14.7.15	Estimation of Fluorine	145
	14.8	Estimation of the Victoria main structure		146
	14.9	Bulk density		146
	14.10	Mineral Resource reconciliation		148
		14.10.1	Mineral Resource depletion	148
	14.11	Mineral Resource classification		148
		14.11.1	Geological continuity	149
		14.11.2	Data density and orientation	149
		14.11.3	Data accuracy and precision	149
		14.11.4	Spatial grade continuity	150
		14.11.5	Simulated grade variability	150
		14.11.6	Classification	150
	14.12	Mineral Resource reporting		152
		14.12.1	Reasonable prospects for eventual economic extraction	152
		14.12.2	Mineral Resource statement	153
		14.12.3	Mineral Resources by key geologic attributes	153
		14.12.4	Comparison to previous estimates	156
	14.13	Comment on Section 14		156

15	Mineral Reserve Estimates			157
	15.1	Mineral Resource handover		157
	15.2	Mineral Reserve methodology		157
	15.3	Key Mining Parameters		158
		15.3.1	Mining Recovery	158
		15.3.2	Dilution	158
		15.3.3	Metal prices, metallurgical recovery, and NSR values	159
	15.4	Cut-off grade determination		160
	15.5	Mineral Reserves		161

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

	15.6	Comment on Section 15		162

16	Mining Methods			163
	16.1	Hydrogeology		163
	16.2	Mine geotechnical		163
	16.3	Mining method		164
	16.4	Mine production schedule		166
		16.4.1	Economic cut-off grade	166
		16.4.2	Stope design	166
	16.5	Underground mine model		168
		16.5.1	Mine layout	168
		16.5.2	Lateral development	168
		16.5.3	Raising requirements	169
	16.6	Equipment, manpower, services, and infrastructure		169
		16.6.1	Contractor development	169
		16.6.2	Mining equipment	169
		16.6.3	Mine manpower	169
		16.6.4	Underground drilling	170
		16.6.5	Ore and waste handling	170
		16.6.6	Mine ventilation	170
		16.6.7	Backfill method	171
		16.6.8	Mine dewatering system	171
		16.6.9	Maintenance facilities	172
		16.6.10	Power distribution	173
		16.6.11	Other services and infrastructure	175
	16.7	Comment on Section 16		175

17	Recovery Methods			176
	17.1	Crushing and milling circuits		176
		17.1.1	Crushing	176
		17.1.2	Milling and classification	176
		17.1.3	Flotation	176
		17.1.4	Thickening, filtering, and shipping	177
	17.2	Requirements for energy, water, and process materials		179
	17.3	Comment on Section 17		179

18	Project Infrastructure			180
	18.1	Roads		180
	18.2	Tailing disposal facilities		180
		18.2.1	Tailings dam	182
		18.2.2	Dry stack	182

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

	18.3	Mine waste stockpiles		183
	18.4	Ore stockpiles		183
	18.5	Concentrate transportation		183
	18.6	Power generation		183
		18.6.1	Principal substation	184
		18.6.2	Distribution	184
		18.6.3	Mine distribution	184
	18.7	Communications systems		185
	18.8	Comment on Section 18		186

19	Market Studies and Contracts			187
	19.1	Market studies		187
	19.2	Commodity price projections		187
	19.3	Contracts		188
		19.3.1	Silver-gold concentrate	188
		19.3.2	Operations	188
	19.4	Comment on Section 19		189

20	Environmental Studies, Permitting and Social or Community Impact			190
	20.1	Environmental compliance and considerations		190
	20.2	Permitting		190
	20.3	Social or community impact		192
		20.3.1	Sustainable development	192
		20.3.2	Health and nutrition	193
		20.3.3	Education and culture	194
		20.3.4	Communication and dialogue	195
	20.4	Mine closure		195
	20.5	Comment on Section 20		195

21	Capital and Operating Costs			196
	21.1	Sustaining capital costs		196
	21.2	Operating costs		197
	21.3	Comment on Section 21		197

22	Economic Analysis			198
	22.1	Economic analysis		198
	22.2	Comments on Section 22		198

23	Adjacent Properties			199

24	Other Relevant Data and Information			199

25	Interpretation and Conclusions			201

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

	25.1	Mineral tenure, surface rights, water rights, royalties and agreements		201
	25.2	Geology and mineralization		201
	25.3	Exploration, drilling and analytical data collection in support of Mineral Resource estimation		202
	25.4	Metallurgical testwork		203
	25.5	Mineral Resource estimation		204
	25.6	Mineral Reserve estimation		205
	25.7	Mine plan		206
	25.8	Recovery		206
	25.9	Infrastructure		206
	25.10	Markets and contracts		207
	25.11	Environmental, permitting and social considerations		207
	25.12	Capital and operating costs		208
	25.13	Economic analysis		208
	25.14	Risks and opportunities		208

26	Recommendations			210
	26.1	Exploration		210
		26.1.1	Trinidad Deposit	210
		26.1.2	Victoria mineralized zone	210
		26.1.3	Other	210
	26.2	Technical and Operational		211
		26.2.1	Mineral Resources and Reserves	211
		26.2.2	Mining	211

27	References			213

Certificates				217

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Tables

Table 1.1 Mineral Resources as of December 31, 2018	21
Table 1.2 Mineral Reserves as of December 31, 2018	22
Table 2.1 Acronyms	31
Table 4.1 Mineral concessions owned by Cuzcatlan	34
Table 4.2 Usufruct contracts registered by Cuzcatlan for land usage at San Jose	36
Table 6.1 Drilling by company, area and year as of June 30, 2018	43
Table 6.2 Production figures during Cuzcatlan management of San Jose Mine	44
Table 8.1 Trinidad Deposit and Victoria mineralized zone characteristics	68
Table 10.1 Drilling by company and period at the San Jose Project	76
Table 10.2 Drilling by core diameter size	78
Table 10.3 Example drill intervals in the Trinidad Deposit and Victoria mineralized zone encountered post data cut-off date	81
Table 10.4 Example of typical drill results at the Trinidad Deposit and Victoria mineralized zone	90
Table 11.1 Results for CRMs inserted at Cuzcatlan Laboratory	99
Table 11.2 Results for CRMs inserted with core assayed for silver by ICP-AES	100
Table 11.3 Results for CRMs inserted with core assayed for silver by FA with a gravimetric finish	101
Table 11.4 Results for CRMs inserted with core assayed for gold by FA-AA	102
Table 11.5 Results for CRMs inserted with core assayed for gold by FA with a gravimetric finish	103
Table 11.6 Duplicate types used by Cuzcatlan	104
Table 11.7 Duplicate results for Cuzcatlan Laboratory	105
Table 11.8 Duplicate results of drill core submitted to ALS Global	106
Table 13.1 Plant concentrate and recovery values since 2012	114
Table 14.1 Data used in the 2018 Mineral Resource update of the Trinidad Deposit and Victoria mineralized zone	118
Table 14.2 Univariate statistics of undeclustered drill hole and channel composites by vein	122
Table 14.3 Top cut thresholds by vein	124
Table 14.4 Grid size for declustering of the Trinidad Deposit veins	127
Table 14.5 Correlation coefficients of gold and silver grades by vein	132
Table 14.6 Variogram model normal score parameters	137
Table 14.7 Block model parameters for the Trinidad Deposit	138
Table 14.8 Density statistics by vein	146
Table 14.9 Mineral Resources exclusive of Mineral Reserves reported as of December 31, 2018	153

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Table 14.10 Mineral Resources inclusive of Mineral Reserves reported as of December 31, 2018	154
Table 14.11 Mineral Resources inclusive of Mineral Reserves by vein reported as of December 31, 2018	154
Table 14.12 Mineral Resources inclusive of Mineral Reserves as of December 31, 2018 reported at a range of Ag Eq cut-off grades	155
Table 15.1 Parameters used for NSR determination	160
Table 15.2 Operating cost by area	160
Table 15.3 Mineral Reserves as of December 31, 2018	161
Table 16.1 Geomechanical classification used at the San Jose Mine	164
Table 16.2 San Jose life-of-mine production plan	166
Table 16.3 Lateral development for the San Jose LOM	168
Table 16.4 Vertical development for the San Jose LOM	169
Table 16.5 Mine air flow requirements	170
Table 16.6 Air flow in-out balance	171
Table 16.7 Transformer capacities	173
Table 17.1 Reagent consumption of the San Jose processing plant	179
Table 18.1 Volumes and life of the dry stack tailings facility	182
Table 19.1 Long-term concensus commodity price projections	187
Table 21.1 Summary of projected major capital costs for the LOM	196
Table 21.2 Life-of-mine operating costs	197

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figures

Figure 4.1 Map showing the location of the San Jose Mine	33
Figure 4.2 Location of mining concessions at the San Jose Property	35
Figure 7.1 Map of Oaxaca state showing approximate distribution of Cenozoic volcanic rocks and underlying tectonostratigraphic terranes	46
Figure 7.2 Local geology of the San Jose Mine area	47
Figure 7.3 Property geology of the San Jose Mine area	48
Figure 7.4 Stratigraphic column of the San Jose Mine area	49
Figure 7.5 Trinidad and Victoria alteration assemblages and zonation of	53
Figure 7.6 Plan map showing location of resource drilling and orientation of sections	58
Figure 7.7 Section displaying lithology along 1846925N	59
Figure 7.8 Section displaying lithology along 1846975N	60
Figure 7.9 Section displaying lithology along 1847500N	61
Figure 7.10 Section displaying lithology along 1848200N	62
Figure 7.11 Longitudinal section of Trinidad vein displaying Ag Eq isogrades	63
Figure 7.12 Longitudinal section of Bonanza vein displaying Ag Eq isogrades	64
Figure 7.13 Longitudinal section of Stockwork mineralization Zones displaying Ag Eq isogrades	65
Figure 7.14 Longitudinal section of Victoria main structure displaying Ag Eq isogrades	66
Figure 8.1 Classification of epithermal and base metal deposits	67
Figure 8.2 Exploration model: extension-related pull-apart basins	69
Figure 9.1 Map showing location of exploration programs conducted by Fortuna/Cuzcatlan at the San Jose Project	72
Figure 9.2 Map showing location of generative exploration programs	75
Figure 10.1 Drill hole location map for the San Jose Project	77
Figure 10.2 Graph of core recovery of Trinidad Deposit and Victoria mineralized zone	84
Figure 10.3 Section displaying mineralization along 1846925N	86
Figure 10.4 Section displaying mineralization along 1846975N	87
Figure 10.5 Section displaying mineralization along 1847500N	88
Figure 10.6 Section displaying mineralization along 1848200N	89
Figure 14.1 3D perspective of Trinidad Deposit showing vein wireframes	120
Figure 14.2 Length of samples assayed	121
Figure 14.3 Grade distributions of declustered grades for the Triniad deposit by vein	128
Figure 14.4 Scatter plot of silver versus gold grades by vein	132
Figure 14.5 Grade distributions of declustered and normal score transformed grades in the Stockwork domain	135

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 14.6 Continuity map of normal score Ag values for the main Stockwork Zone dip plane	136
Figure 14.7 Modeled variograms for normal score Ag grades in the mainStockwork Zone	137
Figure 14.8 Experimental grade continuity from simulated silver grades of the Stockwork domain compared with modeled variograms from input composite grades	140
Figure 14.9 Quantile-quantile plot of simulated silver grades versus input composite silver grades for the Stockwork domain	141
Figure 14.10 Schematic demonstrating resource proportionality concept	142
Figure 14.11 Visual validation of simulated block grades versus composites for the Bonanza vein	144
Figure 14.12 Histograms of density measurements	147
Figure 14.13 Long section of Bonanza vein displaying Mineral Resource categorization criteria	152
Figure 15.1 Idealized diagram demonstrating the methodology for determining operating dilution	159
Figure 15.2 Mineral Reserve grade-tonnage curve	162
Figure 16.1 Mechanized mining sequence	165
Figure 16.2 Optimized mineable areas for the San Jose Mine	167
Figure 16.3 Mine layout	168
Figure 17.1 Crushing and milling circuits at the San Jose processing plant	178
Figure 18.1 Plan view of mine and processing plant area	180
Figure 18.2 Location map of tailings storage facilities	181
Figure 18.3 Schematic drawing showing phase 1, phase 2 and phase 3 tailings dam	182

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

1	Summary

1.1	Introduction

This Technical Report (the Report) on the San Jose Mine in Oaxaca, Mexico (the San Jose Mine or the Project), has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

1.2	Property description, location and ownership

The San Jose Mine area is characterized by gently-sloping hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates being temperate in nature with an average annual temperature of 19.5ºC. Mining operations are conducted on a year-round basis.

The mine is located in the central portion of the state of Oaxaca, Mexico. The mine site is 47 km by road south of the city of Oaxaca, which provides access to an international airport, and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The underground mine is operated by Compania Minera Cuzcatlan S.A. de C.V. (Cuzcatlan), a Mexican subsidiary 100 % owned by Fortuna. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located approximately 1,500 m to the southwest of the concentration plant.

The property comprises mining concessions; surface rights; a permitted 3,000 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The San Jose Property consists of mineral rights for 31 mining concessions all located in the state of Oaxaca for a total surface area of approximately 64,422 hectares (ha). Tenure is held in the name of Cuzcatlan with all mining concessions having an expiry date beyond the expected mine life.

As of December 31, 2018, the only concession that contains Mineral Resources or Mineral Reserves subject to back-in rights, liens, payments or encumbrances is Reduccion Taviche Oeste, which is subject to a 1.5 % NSR royalty to Maverix Minerals Inc., and a 1 % NSR royalty to SGM.

Cuzcatlan has signed 44 usufruct contracts, which have been registered before the National Agrarian Registry, with land owners to cover the surface area needed for the operation and tailings facilities.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Cuzcatlan is to set aside US$ 5.3 million to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis.

1.3	History

The earliest recorded activity in the San Jose del Progreso area dates to the 1850s when the mines were exploited on a small scale by the local hacienda. By the early 1900s, a large number of silver-and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920s.

Mining in the San Jose area was re-activated on a small scale in the 1960s and again in 1980 when the San Jose Mine was acquired by Minerales de Oaxaca S.A. (MIOXSA). The mine was worked intermittingly by MIOXSA through to the end of 2006 when the property was purchased by Cuzcatlán a Mexican registered company then owned jointly by Fortuna and Continuum Resources Ltd. (Continuum) with sole ownership transferring to Fortuna in March 2009.

From 1980 through 2006, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth, fifth, and sixth levels of the San Jose Mine. Ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo de Taviche, located approximately 19 km from the San Jose Mine. Reliable estimates of the total production during MIOXSA’s tenure are not available.

Commercial production commenced under the management of Cuzcatlan on September 1, 2011. Since then, underground mining has focused on the Bonanza, Trinidad and Stockwork veins. Total production since September 2011 through December 31, 2018 is estimated as 35.9 Moz of silver and 269 koz of gold.

1.4	Geology and mineralization

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad Deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad Deposit area.

The major mineralized structure in the Trinidad Deposit area consists of a sheeted and stockworked quartz–carbonate vein system referred to as the main Stockwork Zone located between the primary Trinidad and Bonanza structures. In addition, several secondary vein systems are present locally in the hanging wall and footwall of the Trinidad and Bonanza structures.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

The Victoria mineralized zone is located approximately 350 m east of the Trinidad vein and north of the current underground operations of the San Jose Mine. It is structurally related to the same extensional behavior that dominates the Trinidad Deposit with a similar style of mineralization, corresponding to a low sulfidation epithermal deposit formed in a shallow crustal environment with a relatively low temperature resulting in the precipitation of silver and gold mineralization.

1.5	Exploration, drilling and sampling

The San Jose Mine has been subjected to a number of documented exploration programs since 1999 including:

•	In 1999 Pan American Silver (Pan American) optioned the property from MIOXSA and conducted surface and underground mapping and sampling including the drilling of five diamond drill holes totaling 1,093.5 m

•	In 2004, Continuum completed an option agreement with MIOXSA and completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 m

•	From 2006 to 2015 the principal exploration conducted by Fortuna at the deposit has been surface and underground drilling, both to explore the deposit to the north and to depth and for infill purposes to increase the confidence level of the Mineral Resource estimates

•	Since 2015, exploration has continued to explore the continuity of the mineralized system to the north, south and at depth of the Trinidad Deposit. During this period the Victoria mineralized zone was discovered approximately 350 m east of the Trinidad Deposit and has been explored with the drilling of 51 holes from underground totaling 27,671.60 m as of June 30, 2018

As of June 30, 2018, the data cut-off date for estimation of Mineral Resources, a total of 845 drill holes totaling 299,319.45 m have been completed on the San Jose Mine area with the drilling being concentrated in the Trinidad Deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and to the far north of the Trinidad Deposit, as well as in the newly discovered Victoria mineralized zone. All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 m of reverse circulation pre-collars in six of the 845 diamond drill holes.

A total of 662 diamond core holes totaling 221,400.75 m have been drilled in the Trinidad Deposit area and 51 holes totaling 27,671.60 m in the Victoria mineralized zone. In Trinidad, the majority of the holes have been drilled from east to west to cross-cut the steeply east-dipping mineralized zone at high angles, whereas in the Victoria mineralized zone, the holes have been drilled from west to east from underground to intersect the subvertical Victoria main structure. Of the 723 holes, 250 have been drilled from the surface and the remainder from underground.

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The diamond drilling typically commences with HQ-diameter core (63.5 mm) and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2 (50.6 mm) or NQ-size (47.6 mm) to completion of the hole. In the Trinidad Deposit, five of the drill holes were further reduced to BQ-size (36.5 mm) diameter in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies. Ground conditions are generally good with core recovery averaging 99%.

Surface drill hole collars were surveyed using differential global positioning system (GPS) and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

Down-hole surveys have been completed for 827 of the 845 drill holes completed as of the data cut-off date. For the 18 holes where downhole surveys are not recorded, 17 were drilled prior to 2007 with only three being drilled in the Trinidad Deposit. The azimuth and dip orientation of these holes was recorded at the collar to account for drilling direction. The absence of downhole surveys in three of the 662 holes drilled at Trinidad is not regarded as material to the resource estimate.

Downhole surveys are typically completed at 50 m intervals although recent drill holes include downhole surveys at 10 m intervals until reaching 50 m depth and then at 50 m intervals thereafter. All downhole surveys have been carried out by the drilling contractor using Reflex electronic downhole survey tools.

To-date, drilling has been conducted at the Trinidad Deposit over a strike length of approximately 2,500 m and to depths exceeding 800 m from surface. Exploration drilling has generally increased in depth to the north.

Drilling of the Victoria mineralized zone has been conducted over a strike length of approximately 1,300 m and covers a vertical extent of approximately 500 m, with upper holes intersecting the structure at least 250 m below the surface.

The extent of drilling of the San Ignacio area continues directly to the south of the Trinidad Deposit and has been conducted over a strike length of approximately 1,000 m and to depths of up to 500 m from surface.

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture metadata, lithology, alteration, minerals (sulfides, oxides, and limonite), structure (contacts, fractures, veins, and faults with attitudes to core axis). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete).

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Geotechnical logging consists of the collection of specified data fields including; recovery percentage and rock quality designation (RQD) length. Joint filling and joint weathering are described during the geologic logging. A tablet-based data entry program was developed by Cuzcatlan using the Maxwell LogChief software. Data checks are implemented into this program to prevent entry of erroneous data.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by Cuzcatlan geological staff with sample preparation and analysis being conducted either at the onsite Cuzcatlan Laboratory or transported to the ALS Global preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver.

The Cuzcatlan Laboratory used by Fortuna/Cuzcatlan since 2012 for assaying channel samples was accredited as a testing laboratory with the requirements of ISO/IEC 17025:2005 for sample preparation and assaying of silver and gold on March 2, 2018, prior to this the laboratory was not certified. The Cuzcatlan Laboratory is not independent of Fortuna/Cuzcatlan.

The ALS Global Laboratory is an independent, privately-owned analytical laboratory group. The Vancouver laboratory holds ISO 17025 accreditation. The Mexican laboratory holds ISO 9001:2000 certification.

The SGS Laboratory used by Cuzcatlan as an umpire laboratory is an independent privately-owned analytical laboratory located in Durango, Mexico and holds ISO/IEC 17025:2005 accreditation for sample preparation and assaying.

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the mine geology department’s supervision. Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is typically approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

All samples collected by Cuzcatlan are assayed by atomic absorption (AA) spectroscopy and by fire assay (FA) with gravimetric finish. For drill samples only, a full suite of trace elements is analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates are reported electronically by e-mail. Since mid-2018 the onsite laboratory has also assayed channel samples and selected composites for fluorine using a selective ion electrode (ISE) technique.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Vancouver using the OA-GRA08 methodology.

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Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Cuzcatlan mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

1.6	Data verification

Cuzcatlan staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed in 2017 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Cuzcatlan database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over to the QP for the resource estimate for final review on June 30, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Trinidad, Bonanza, and Stockwork veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Cuzcatlan geology and exploration departments and reviewed by the QP.

The QP is of the opinion that the data verification programs performed on the data collected by Cuzcatlan are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the San Jose Mine.

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1.7	Mineral processing and metallurgical testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON in 2009 and reported in the prefeasibility study written by CAM (2010), with Cuzcatlan continuing to build on this original work with additional tests to support operational requirements.

Metallurgical tests have not been conducted as of the effective date of this Report for material from the Victoria mineralized zone but are planned for the second half of 2019. Petrographic studies conducted by Albinson (2018) indicate that mineralogically the material is similar to that from the Trinidad Deposit.

It is the opinion of the QP that the San Jose Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2011. In the opinion of the QP, the San Jose metallurgical samples tested and the ore that is presently treated in the plant is representative of the material included in the life-of-mine plan (LOMP) in respect to grade and metallurgical response. Metallurgical recovery is estimated to be constant for the LOMP at 92 % for silver and 91 % for gold. Differences between vein systems are minimal with regard to recovery.

Deleterious elements detected in ore located in certain parts of the deposit have the potential to affect economics due to penalties that could be applied during smelting. This includes elevated levels of fluorine (>1,000 ppm), which has been accounted for as part of the financial analysis.

1.8	Mineral Resources

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m selective mining units (SMUs) representing each vein. All veins in the Trinidad Deposit were estimated by sequential Gaussian simulation (SGS). The Victoria main structure located in the Victoria mineralized zone was estimated by inverse distance weighting employing a power of two (IDW). Estimated grades were validated globally, locally, visually, and (where possible) through production reconciliation prior to tabulation of the Mineral Resources.

By the application of a silver equivalent value taking into consideration the average metallurgical recovery and long term metal prices for each metal, and the determination of a reasonable cut-off grade using actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; grade continuity; and simulated grade variability.

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Mineral Resources exclusive of Mineral Reserves as of December 31, 2018 are reported in Table 1.1.

Table 1.1	Mineral Resources as of December 31, 2018
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Measured	49	77	0.56	0.1	1
Indicated	272	84	0.59	0.7	5
Measured + Indicated	321	83	0.59	0.9	6
Inferred	2,415	196	1.44	15.2	112

Notes:

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Resources are exclusive of Mineral Reserves
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
•	Mineral Resources are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018
•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.
•	Mineral Resources are reported based on underground mining within optimized stope designs using a cut-off grade of 100 g/t Ag Eq based on assumed metal prices of US$ 18.25/oz Ag and US$ 1,320/oz Au, estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au (Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)), and an operating cost of US$ 52.50/t
•	Mineral Resource tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

1.9	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

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Metal prices used for Mineral Reserve estimation were determined as of May 2018 by the corporate financial department of Fortuna from market consensus.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from July 2017 to June 2018.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties.

A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation).

Mineral Reserves as of December 31, 2018 are reported in Table 1.2.

Table 1.2	Mineral Reserves as of December 31, 2018
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Proven	393	237	1.97	3.0	25
Probable	4,779	235	1.51	36.0	232
Proven + Probable	5,172	235	1.55	39.0	257

Notes:

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Reserves are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018
•	Mineral Reserves are reported based on underground mining within optimized stope designs using an NSR breakeven cut-off of US$ 65.90/t, equivalent to 131 g/t Ag Eq and 134 g/t Ag Eq for the Taviche Oeste concession due to an additional 2.5 % royalty
•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver and US$ 1,320/oz for gold
•	Metallurgical recovery values used in the NSR evaluation are 92 % for silver and 91 % for gold based on actual plant recoveries
•	NSR values taking into account refining charges used in the estimation are US$ 15.67/oz for silver and US$ 1,129/oz for gold with the exception of material located in the Taviche Oeste concession where NSR values are US$ 15.27/oz for silver and US$ 1,100/oz for gold
•	Costs used in NSR breakeven cut-off determination are US$ 31.48/t for mining; US$ 16.55/t for processing; and US$ 17.91/t for other costs including distribution, management, community support, general service and administration
•	Mining recovery is estimated to average 89 % and mining dilution 12%
•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves, being an employee of Fortuna Silver Mines Inc.
•	Mineral Reserve tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

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1.10	Mining methods

Cuzcatlan commenced production at the San Jose Mine in September 2011 and as of December 31, 2018 had produced 35.9 Moz of silver and 269 koz of gold. The mining method applied in the exploitation of the veins is overhand cut-and-fill using a mechanized extraction methodology.

Production capacity at the mine has been increased on two occasions; in September 2013 it was increased to 1,800 tonnes per day and most recently, in June 2016 the production capacity was increased to 3,000 tpd, through a further plant expansion.

In May of 2018, a third-stage filtered dry stack tailings facility was commissioned on time and on budget with an increased capacity of filtered tailings to handle 1.5 years of production with further expansions planned for 2019 and 2020 that would be sufficient to store all tailings for the presently defined life-of-mine plan (LOMP). Cuzcatlan is in the process of obtaining the permit to allow the construction of the 2019 tailings expansion.

Mineral Reserves are estimated at 5.2 million tonnes as of December 31 2018, which is sufficient for almost a five-year life-of-mine (LOM) consisting of 350 days in the year at a mill throughput rate of 3,000 tpd. The LOM annual average production will be approximately 7 Moz of silver and 46 koz of gold based on an average head grade of 232 g/t Ag and 1.52 g/t Au.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mine plan is based on historical mining and planning methods practiced at the operation for the previous seven years, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan, and were set to waste

•	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

1.11	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material planned for mining will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

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1.12	Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The San Jose Mine is located 47 km, or one hour by road from the city of Oaxaca, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a compact layout footprint of 50.15 ha, with an additional 69.69 ha for the tailings storage facilities

•	An expansion to the dry stack tailings facility will commence in 2019, with a second phase planned for 2020, increasing total capacity to 4,039,000 m3, sufficient for the LOM

•	Power is provided to the mine from the main grid via a 115,000 volt circuit, as well as a secondary reserve power supply line, all managed by CFE

•	Water requirements are 2.7 m3 of water to process one tonne of ore being primarily sourced from water pumped to the surface from the underground dewatering system

•	All process buildings and offices for operating the mine have been constructed, with camp facilities not required due to the proximity of the site to urban

1.13	Market studies and contracts

Since the operation commenced commercial production in September 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Cuzcatlan are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

1.14	Environmental studies and permitting

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Despite the above, on October 8, 2018 abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility. The contingency pond collects water from a ditch system at the dry stack facility designed to capture and manage rain water.

Cuzcatlan took steps to mitigate the risk of future overflows by immediately increasing its pumping capacity at the contingency pond. No damage occurred to the tailings dam or to the dry stack infrastructure. San Jose tailings are monitored and sampled continuously, are free of heavy metals or other contaminants, and are characterized as sterile.

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Cuzcatlan notified the relevant environmental authorities, PROFEPA and CONAGUA on the day of the incident. Cuzcatlan worked with federal, state and local authorities as they conducted inspections of the facilities at San Jose and sampling of the Coyote Creek. Results of the sampling indicated no contamination or pollution occurred due to the overflow.

On February 14, 2019, PROFEPA released their final report on the incident confirming that the overflow did not contaminate soil, and therefore no remediation was required. As of the effective date of this Report, Cuzcatlan is awaiting issuance of the final report from CONAGUA.

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained, with the exception of the permit to construct the stage 4 expansion of the dry stack tailings facility. Cuzcatlan is in the process of obtaining the permit from the Secretary of the Environment and Natural Resources (SEMARNAT) and expect to obtain this in the second quarter of 2019.

Cuzcatlan continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located. The projected total cost required to close present and future infrastructure at the mine is US$ 5.3 million.

1.15	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOMP that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the San Jose Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

1.16	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOMP based on the assumptions detailed in this Report.

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1.17	Other relevant data and information

Fortuna considers that this Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

1.18	Conclusions, risks and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the San Jose Mine.

Opportunities include:

•	The wide nature of mineralization of the Stockwork zone in combination with the medium to good rock quality provides an opportunity to implement a more productive (bulk) mining methodology such as long hole stoping to extract this material. Implementation of this method could potentially reduce mining costs and increase mine productivity.

•	Improvements in mining productivity through optimizing the mining cycle. As shotcreting comprises a significant component of the mining cycle, a better accelerator agent could shorten the curing and overall cycle times. Additionally, cycle times could be further reduced by implementing a trim or controlled blasting system so that less ground support is required due to over-blasting or over scaling.

•	Operational delays could be reduced by implementing a better underground communication system.

•	The ventilation system could be improved in specific areas of the mine where elevated temperature are encountered improving productivity in these areas.

•	Significant exploration potential exists for the Victoria mineralized zone as mineralization remains open in all directions.

Risks include:

•	The recently discovered presence of elevated fluorine in the concentrate resulting in unexpected penalties to sales. Limited information is currently available to understand the orogenesis, dynamics, and distribution of fluorine within the deposit, although preliminary sampling suggests it is focused in the Trinidad vein with a limited spatial extent. However, a risk exists that fluorine levels may be elevated in other veins and areas of the deposit.

•	Environmental liability from the pond over-flow in October 2018, mitigated by the rapid response to the incident and independent testing of the affected area that indicates no heavy metals or other contaminants are present.

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•	Potential litigation regarding the disputed royalty on the Progresso concession, which has been mitigated by Cuzcatlan obtaining multiple legal opinions that state the royalty is invalid and taking steps to remove the royalty from the register.

1.19	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated. The exploration-related programs are estimated at a total cost of US$ 4.22 million. The operational improvement studies are recommended to be conducted inhouse and therefore do not involve a direct cost.

1.19.1	Exploration activities

•	Exploration of the Trinidad Deposit. The Fortuna vein is known to extend south of the presently-estimated Mineral Resource by the presence of historical workings and previous drilling demarking where the Fortuna vein was located in the San Ignacio area. It is recommended that Cuzcatlan explore the mineralized continuity of this vein as it extends from the Trinidad Deposit into the San Ignacio area with a first phase drill program involving the drilling of 3,500 m diamond holes at an estimated cost of US$ 492,000. In addition to testing the extents of the Fortuna vein, the Paloma vein remains open at higher elevations and it is recommended that upon the issuance of appropriate permits the near-surface potential of the Paloma vein be explored with the drilling of 1,500 m of diamond holes from surface at an estimated cost of US$ 203,000.

•	Exploration of the Victoria mineralized zone. It is recommended that Cuzcatlan continue to explore the extent of the Victoria mineralized zone above and to the north of the presently-estimated Mineral Resource. The higher elevations of the vein system can be drilled from surface, with the issuance of the appropriate permits, and would involve the drilling of 2,000 m diamond holes at an estimated cost of US$ 257,000. To gain access for exploration of the vein to the north and at depth it is recommended that a 200 m exploration drift be mined at a cost of US$ 520,000. The drive will allow the drilling of 4,500 m of underground diamond drill holes to explore the vein continuity at an estimated cost of US$ 509,000.

•	Metallurgical testwork. It is recommended that metallurgical testwork be conducted on samples obtained from the Victoria mineralized zone to establish likely metallurgical recoveries and processing characteristics. Testwork should include mineralogical evaluations, along with bond work index, grinding, flotation and granulometry tests. The estimated cost of the testwork is US$ 32,000.

•	Other exploration programs. The Guilla concession of the San Jose Mine has been identified as an area that has high potential for the discovery of epithermal veins based on surface mapping. It is recommended that permits be obtained to allow targets to be drilled on this concession. If permits are obtained a drill program consisting of 9,000 m of diamond holes at an estimated cost of US$ 1,305,000 is recommended. In addition, it is recommended that a 250 m underground exploration drift be mined in 2019 to the north of the Trinidad Deposit to facilitate future underground drilling programs to explore the convergence of the Trinidad Deposit and the Victoria mineralized zone where obtaining surface drill permits has proved problematic. The estimated cost of this drift is US$ 500,000.

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•	Delineation (infill) drilling. Cuzcatlan is planning to continue the delineation drilling from underground in 2019 of the Trinidad Deposit. A total of 2,780 m of drilling is planned at a budgeted cost of US$ 400,000.

1.19.2	Technical and operational studies

•	Fluorine. It is recommended that the operation continues to assay representative pulps for fluorine and uses these to improve short term and long-term estimates of fluorine behavior in the deposit as well as conducting metallurgical tests at the plant to determine methods to reduce fluorine levels in the concentrate.

•	Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios, the mine plan can be optimized with the identification of low- and high-risk regions of the deposit.

•	Bulk density measurements. It is recommended that the number of bulk density measurements be increased in secondary veins. If sufficient measurements are obtained, bulk density can be estimated rather than the presently-used density assignment methodology.

•	Mining method. As part of continuous improvement initiatives to reduce mining cost and to increase mine productivity, it is recommended that a study be conducted to evaluate the feasibility of a bulk mining method. Part of the considerations for the mining method selection is to investigate mining method and mining sequence that eliminate the necessity to leave mineralized material as pillars. Additionally, the study should investigate mine productivity, equipment and manpower requirements, as well as infrastructure and cost evaluations.

•	Mining recovery. A review on pillar design is recommended, particularly for narrow veins with more competent country rock where mining recovery could be increased. Cell mapping and geotechnical logging should be performed on a more frequent basis and detailed pillar analysis conducted based on the specific local rock conditions.

•	Mining dilution. It is recommended that the mine implements an improved survey practice by increasing the number of points taken per survey or to implement the usage of a scanner. It is further recommended that the mine reconciles the dilution estimate on a more frequent basis and stores the information into a database so that statistical analysis such as trends, variations and local dilution analysis can be performed. This information will assist the Cuzcatlan mine planning department in making timely decisions to remediate dilution issues and improve Mineral Reserve estimates.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

2	Introduction

2.1	Report purpose

This Technical Report (the Report) on the San Jose Mine in Oaxaca, Mexico (the San Jose Mine or the Project), has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri, Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine. The Report will be used to support the 2019 Annual Information Form (AIF).

The mineral rights of the San Jose Mine are held by Compania Minera Cuzcatlan S.A. de C.V. (Cuzcatlan). Cuzcatlan is a Mexican subsidiary that is 100 % owned by Fortuna and is responsible for running the San Jose operation.

The primary purpose of this Report is to describe:

•	Exploration and infill drilling activities conducted since June 30, 2015 (data cut-off date of previous Technical Report)

•	Mineral Resources and Mineral Reserves as of December 31, 2018 taking into account all new relevant information as of June 30, 2018 and production related depletion

•	Discovery and first time estimate of the Victoria mineralized zone located approximately 350 m to the east of the presently-mined Trinidad Deposit

2.2	Scope of personal inspection

Mr. Eric Chapman has been employed as Fortuna’s Vice President of Technical Services since January 2017 and prior to that as Mineral Resource Manager for Fortuna since May 2011. He has visited the property on multiple occasions, the most recent being on January 11, 2019. During his site visits Mr. Chapman has reviewed data collection, drill core, storage facilities, database integrity, procedures, and geological model construction. Discussions on geology and mineralization were held with Cuzcatlan personnel, and field site inspections were performed including a review of underground geology of the Trinidad Deposit, and inspection of operating drill machines. He worked with site geological personnel reviewing aspects of data storage (database) and analytical quality control.

Mr. Amri Sinuhaji has been the Director of Technical Services – Mine Planning for Fortuna since October 2018. He also conducted a site visit to the property on November 1, 2018. During this visit Mr. Sinuhaji reviewed current mining methods, road access, and discussed the Mineral Reserve estimation methodology, metallurgical testwork and processing, operating and capital expenditure requirements with Cuzcatlan personnel.

2.3	Effective dates

The report has a number of effective dates, as follows:

•	June 30, 2018: date of database cut-off for assays used in the Mineral Resource estimate for the San Jose Mine

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•	August 31, 2018: date of the Mineral Resource estimate for the San Jose Mine

•	October 30, 2018: date of the Mineral Reserve estimate for the San Jose Mine

•	December 31, 2018: date of production-related depletion

•	February 22, 2019: date to which drilling has been reported

The overall effective date of the Report is the date of the most recent supply of information on the ongoing drilling program, and is February 22, 2019.

2.4	Previous technical reports

Fortuna has previously filed technical reports on the San Jose Mine, listed in reverse chronological order:

•	Chapman & Gutierrez, 2017. Amended Technical Report on the San Jose Property, Oaxaca, Mexico, prepared by Fortuna Silver Mines Inc., effective date 20 August 2016

•	Chapman & Kelly, 2013b. Technical Report on the San Jose Property, Oaxaca, Mexico, prepared by Fortuna Silver Mines Inc., effective date 22 November 2013

•	Chapman & Kelly, 2013a. Technical Report on the San Jose Property, Oaxaca, Mexico, prepared by Fortuna Silver Mines Inc., effective date 22 March 2013

•	Bow, Chlumsky & Milne, 2010. NI-43-101 Technical Report: San Jose Silver Project, Oaxaca, Mexico. Technical report prepared by Chumlsky, Armbrust & Meyer LLC (CAM) for Fortuna Silver Mines Inc., effective date 31 March 2010

•	Lechner & Earnest, 2009. Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico. Technical report prepared by Resource Modeling Inc. and Resource Evaluation Inc., for Fortuna Silver Mines Inc., effective date 10 December 2009

•	Hester & Ray, 2007. Geology, Epithermal Silver-Gold Mineralization and Mineral Resource Estimate at the San Jose Mine Property, Oaxaca, Mexico. Technical report prepared by Independent Mining Consultants Inc. (IMC), for Fortuna Silver Mines Inc., effective date 31 March 2007

•	Ray, 2006. Geology and Epithermal Silver-Gold Mineralization at the San Jose and the Taviche Properties, Oaxaca, Mexico. Technical report prepared for Fortuna Silver Mines Inc., effective date 12 March 2006

A technical report was filed by Continuum Resources Ltd (Continuum) in 2004:

•	Osterman, 2004. Geology and Silver-Gold Mineralization at the San Jose Mine and the Taviche Mining District, Oaxaca, Mexico. Technical Report prepared for Continuum Resources, effective date 2 December 2004

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

2.5	Information sources and references

The main information source referenced in this Report is the 2017 technical report:

•	Chapman & Gutierrez, 2017. Amended Technical Report on the San Jose Property, Oaxaca, Mexico, prepared by Fortuna Silver Mines Inc., effective date 20 August 2016

Additional information was obtained from site personnel including metallurgical input from Patricia Gonzalez (Plant Superintendent) and social, environmental and permitting guidance from Javier Castaneda (Community Relations Superintendent) and Graciela Gomez (Environmental Superintendent).

Some of the more commonly used acronyms used in the Report are detailed in Table 2.1.

Table 2.1	Acronyms
Acronym	Description	Acronym	Description
Ag	silver	Ma	millions of years
Ag Eq	silver equivalent	masl	meters above sea level
Au	gold	Moz	million troy ounces
CDF	cumulative distribution frequency	MVA	megavolt ampere
cfm	cubic feet per minute	MXN$	Mexican pesos
cm	centimeters	NI	National Instrument
COG	cut-off grade	nm	nanometers
Cu	copper	NPV	net present value
CV	coefficient of variation	NSR	net smelter return
dmt	dry metric tonne	oz	troy ounce
EBIT	earnings before income tax	ppm	parts per million
g	grams	Pb	lead
g/t	grams per metric tonne	QAQC	quality assurance/quality control
ha	hectare	QQ	quantile-quantile
hp	horsepower	RMR	Rock Mass Rating
kg	kilogram	RQD	Rock Quality Designation
kg/t	kilogram per metric tonne	SGS	Sequential Gaussian Simulation
km	kilometer	SD	standard deviation
koz	thousand troy ounces	SMU	selective mining unit
kPa	kilopascal	t	metric tonne
kV	kilovolt	t/m3	metric tonnes per cubic meter
kVA	kilovolt ampere	tpd	metric tonnes per day
kWh/t	kilowatt hours per metric tonne	yd	yard
l	liter	yr	year
IDW	inverse distance weighting	Zn	zinc
LOM	life-of-mine	U$S/t	United States dollar per metric tonne
m	meter	US$/g	US dollar per gram
mm	millimeter

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

3	Reliance on Other Experts

The QPs have not independently reviewed ownership of the San Jose Mine and any underlying agreements, mineral tenure, surface rights, or royalties. The QPs have fully relied upon, and disclaim responsibility for, information derived from Fortuna and legal experts retained by Fortuna for this information through the following documents:

•	Pizarro-Suárez & Rodriguez Matus Lawyers, 2019: Title Opinion Re: Mining Concessions San Jose Mine. Opinion prepared for Fortuna Silver Mines Inc. and Compania Minera Cuzcatlan, S.A. de C.V. dated 8 January 2019

•	Hurtado, 2019: Title Opinion of Compania Minera Cuzcatlan, S.A. de C.V. surface rights and environmental liabilities as of December 31, 2018. Internal memorandum prepared for Fortuna Silver Mines Inc., dated 8 January 2019

This information is used in Section 4 of the Report. The information is also used in support of the Mineral Resource estimate in Section 14, the Mineral Reserve estimate in Section 15, and the financial analysis in Section 22.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

4	Property Description and Location

The San Jose Mine is located in the central portion of the state of Oaxaca, Mexico at latitude 16°41’39.10” N, longitude 96°42’06.32” W; UTM coordinates NAD27, UTM Zone 14N: 745100E, 1846925N.

The mine site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the mine site. The nearest commercial center is the town of Ocotlan de Morelos, located approximately 12 km north of the mine site (Figure 4.1).

Figure 4.1 Map showing the location of the San Jose Mine

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

4.1	Mineral tenure

Fortuna acquired a 100 % interest in the San Jose Mine in 2009. The property comprises mining concessions; surface rights; a permitted 3,000 tpd flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

4.1.1	Mining claims and concessions

The San Jose Mine consists of mineral rights over 31 mining concessions for a total surface area of approximately 64,422 hectares (ha). A list of the mining concessions showing the names, areas in hectares, and title details are presented in Table 4.1. Fortuna completed its most recent transaction in July 2017, adding the Reduccion Tlacolula 2 and Monte Alban IV Fraccion 2 concessions to the overall tenure package. A six-monthly payment to Direccion General De Minas (DGM) is required to maintain the concessions. These payments have been met and are current.

Table 4.1	Mineral concessions owned by Cuzcatlan
No.	Concession Name	Title	Expiry date (D/M/Y)	Municipality	Area (ha)*
1	Los Ocotes Cinco Fracción I	235699	15/02/2060	Ejutla de Crespo	65.16
2	Los Ocotes Cuatro Fracción 2	231752	16/04/2058	Ejutla de Crespo	867.53
3	Los Ocotes	235074	23/11/2056	Ejutla de Crespo	15,076.52
4	Bohemia Cuatro	232329	28/07/2058	San Jerónimo Taviche	0.04
5	Monte Alban III	233857	21/04/2059	Ocotlan de Morelos	2,094.84
6	Unificacion Cuzcatlan 4	242711	16/01/2023	San Jerónimo Taviche + 12 others	16,819.05
7	Victoria	231995	02/06/2058	San Jerónimo Taviche	643.86
8	Los Ocotes Dos	231866	08/05/2058	Ejutla de Crespo	1,837.51
9	Los Ocotes Tres	231796	23/04/2058	Ejutla de Crespo	4,161.67
10	Los Ocotes Cuatro Fracción 1	231751	16/04/2058	Ejutla de Crespo	840.17
11	Los Ocotes Cinco Fracción II	235700	15/02/2060	Ejutla de Crespo	4.19
12	Bohemia Tres	231370	11/02/2058	San Jerónimo Taviche	24.15
13	Los Ocotes Uno	231130	16/01/2058	San Jerónimo Taviche	144.07
14	Bohemia Uno	229343	10/04/2057	San Jerónimo Taviche	30.09
15	Bohemia Dos	229344	10/04/2057	San Jerónimo Taviche	13.61
16	El Pochotle	224956	27/06/2055	San Jerónimo Taviche	1,313.00
17	Hueco	221461	12/02/2054	San Jerónimo Taviche	41.78
18	Unificacion Cuzcatlan 5	241696	02/12/2053	San Jerónimo Taviche	198.16
19	La Voluntad	218976	27/01/2053	San Jerónimo Taviche	279.04
20	Bonita Fraccion I	218977	27/01/2053	San Jerónimo Taviche	26.14
21	Bonita Fraccion II	218978	27/01/2053	San Jerónimo Taviche	181.19
22	Progreso II	217624	05/08/2052	San Jose del Progreso	53.88
23	Progreso II Bis	217625	05/08/2052	San Jose del Progreso	80.73
24	Progreso	217626	05/08/2052	San Jose del Progreso	284.00
25	Progreso III	215254	13/02/2052	San Jose del Progreso	283.39
26	Mioxa Uno	179969	22/03/2037	San Miguel Tilquiapam	24.00
27	Cuzcatlan	237918	29/06/2061	San Jerónimo Taviche	11.39
28	Los Ocotes Seis Fraccion 1	238816	03/11/2061	Ejutla de Crespo	111.21
29	Reduccion Taviche Oeste	215542	04/03/2052	San Jerónimo Taviche	6,254.00
30	Reducción Tlacolula 2	233392	21/11/2057	San Baltazar Chichicapam + 4 others	12,642.00
31	Monte Albán IV Fraccion 2	245838	07/12/2067	San Baltazar Chichicapam	15.90
Total					64,422.27
*Areas rounded to two decimal places, total may differ from exact due to rounding process

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 4.2	Location of mining concessions at the San Jose Property

740000
760000
780000
1860000
1840000
5
31
30
6
San Jose Mine
23
24
25
22
13
29
16
7
4
17
27
21
14
20
19
12
18
15
26
8
3
28
11
1
10
2
9
0
5
10
km
Cía. Minera Cuzcatlán S.A. de C.V.
Mining Concessions
San José Property
Datum: NAD27, UTM Zone 14N
Feb 2019

Note: Numbers represent concessions detailed in Table 4.1

4.2	Surface rights

Cuzcatlan has signed 44 usufruct contracts, which have been registered before the National Agrarian Registry, with land owners to cover the surface area needed for the operation and tailings facilities (Table 4.2). The surface area can be divided into two parts, a north area covering the operational footprint (50.15 ha), and a south area covering the area of the tailings storage facility (69.69 ha).

In addition to the above, Cuzcatlan has entered into a usufruct agreement (“Unregistered Usufruct Agreement”) for one parcel totaling 4.43 ha which is valid and binding but is in the process of being registered with the National Agrarian Registry.

Cuzcatlan has also entered into usufruct agreements (“Not-Assigned Usufruct Agreements”), regarding two parcels totaling 2.58 ha which are valid and binding but do not have a parcel certificate and have not been duly assigned to their respective titleholders before the National Agrarian Registry.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Table 4.2	Usufruct contracts registered by Cuzcatlan for land usage at San Jose
No.	Parcel No	Land Owner	Area (ha)	Type of contract	Parcel Cert.	Date Registered (D/M/Y)	Contract length (yrs)
North (Mine area)
1	1837	Ciriaco Torres Heradez	2.50	Usufruct	177308	12/03/10	30
2	1441	Ricardo Ibarra Bosques	0.91	Usufruct	139851	28/01/10	30
3	1442	Ricardo Ibarra Bosques	1.74	Usufruct	139852	28/01/10	30
4	1467	Ricardo Ibarra Bosques	2.53	Usufruct	139850	28/01/10	30
5	1468	Vitaliano Munoz Rivera	2.47	Usufruct	107708	23/03/09	30
6	1475	Asuncion Gonzalez	4.12	Usufruct	178674	23/03/09	30
7	1836	Ubaldo Dionicio Ramirez	1.82	Usufruct	176683	28/10/10	30
8	1848	Valentin Dionicio Perez	0.79	Usufruct	176990	28/10/10	30
9	1558	Jose Dionicio Perez	0.37	Usufruct	176659	28/10/10	30
10	1649	Aristeo Gregorio Dionisio Perez	0.45	Usufruct	176656	28/10/10	30
11	1650	Vicente Emilio Dionicio Perez	0.55	Usufruct	176657	28/10/10	30
12	1840	Ubaldo Dionicio Ramirez	0.56	Usufruct	176685	28/10/10	30
13	1839	Nolberta Sanchez	2.20	Usufruct	177255	28/10/10	10
14	815	Fermin Delfino Ruiz	0.30	Usufruct	106628	28/10/10	30
15	1496	Olga Delfina Gonzalez Porras	0.86	Usufruct	176739	28/10/10	10
16	1495	Melecio Guadalupe Arrazola	0.77	Usufruct	176598	16/02/09	30
17	1492	Juan Sabas Arrazola Gopar	0.61	Usufruct	176601	16/02/09	30
18	1489	Mario Guadalupe Arrazola Gopar	0.64	Usufruct	176603	16/02/09	30
19	1436	Luis Munos Rivera	1.79	Usufruct	1044291	11/12/18	30
20	1443	Teodulfo Roman Vazquez	2.94	Usufruct	197698	15/11/13	10
21	1456	Martin Abelino Arango Merida	8.21	Usufruct	106845	20/04/09	30
22	1459	Joel Ramon Arango Merida	4.75	Usufruct	107368	23/03/09	30
23	1480	Ciriaco Torres Hernandez	1.87	Usufruct	177301	09/12/08	30
24	1509	Agustin Moises Sanchez Perez	1.20	Usufruct	206830	18/12/14	30
25	1498	Benedicto Fermin Gopar Ruiz	5.20	Usufruct	176772	20/02/18	30
South (Tailings storage facility)
1	1508	German Martinez Arrazola	2.04	Usufruct	176917	14/08/17	30
2	1517	Pablo Ciriaco Gopar Ruiz	11.83	Usufruct	176783	23/03/09	30
3	1587	Lilia Gopar Carreno	1.75	Usufruct	178700	16/02/09	30
4	1576	Eusebio Victor Martinez	2.87	Usufruct	176906	28/01/10	30
5	1525	Fillberto Timoteo Ruiz Hernandez	3.59	Usufruct	177229	18/12/14	30
6	1526	German Martinez Arrazola	0.54	Usufruct	176915	28/01/10	30
7	1588	German Martinez Arrazola	0.77	Usufruct	176912	28/01/10	30
8	1586	Benedicto Fermin Gopar Ruiz	8.06	Usufruct	176771	28/01/10	30
9	1593	Gonzalo Gopar Arango	2.50	Usufruct	176770	28/01/10	30
10	1616	Flora Maria Rodriguez Sanchez	4.66	Usufruct	177192	23/02/10	10
11	1617	Flora Maria Rodriguez Sanchez	6.89	Usufruct	177193	22/02/10	10
12	1646	Bernardo Lopez Lopez	9.01	Usufruct	176871	28/01/10	30
13	1518	Agustin Rodrigo Sanchez Munoz	1.68	Usufruct	177260	10/06/09	30
14	1828	Diomedes Didimo Vasquez Sanchez	1.25	Usufruct	177436	29/09/15	30
15	1579	Juan Arango	6.00	Usufruct	210567	15/08/17	10
16	1625	Ciriaco Torres Hernandez	2.00	Usufruct	177307	29/05/14	15
17	1516	Sixto Juan Sanchez	0.10	Usufruct	177247	29/05/14	12
18	1519	Laudelino Fermin Arrazola Gopar	1.72	Usufruct	178697	14/08/17	30
19	1520	Aquilino Vasquez	2.43	Usufruct	177477	14/08/17	30

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

4.3	Royalties

The San Jose Mine is not subject to any back-in rights, liens, payments or encumbrances. The mineral tenure is subject to the following royalties:

•	Royalty agreement between Cuzcatlan and Beremundo Tomas de Aquino Antonio dated July 1, 2007 granting a 1 % net smelter return (NSR) royalty to a maximum of US$ 800,000 in regards to the mining concession “El Pochotle” listed as number 16 in Table 4.1. To date no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Cuzcatlan has a buyout provision whereby the company can purchase this royalty right for US$ 200,000.

•	Royalty agreement between Cuzcatlan and Underwood y Calvo Compania, S.N.C dated June 22, 2006 granting a 1 % NSR royalty to a maximum of US$ 2,000,000 with regards to the mining concessions “La Voluntad”, “Bonita Fraccion I” and “Bonita Fraccion II” listed as numbers 19 to 21 in Table 4.1. To date no mineralized material has been extracted from these concessions and no Mineral Resources or Mineral Reserves have been identified in the concessions. Cuzcatlan has a buyout provision whereby the company can purchase this royalty right for US$400,000.

•	Royalty agreement between Cuzcatlan and Pan American Silver dated January 30, 2013 granting a 1.5 % NSR royalty to Plata Panamericana S.A. de C.V., which was subsequently transferred to Maverix Minerals Inc., and a 1 % NSR royalty to the Mexican Geological Service (SGM) as a Discovery Royalty in regards to the mining concession “Reduccion Taviche Oeste”, listed as number 29 in Table 4.1.

•	Royalty agreement between Cuzcatlan, Geometales de Norte, S.A. de C.V. and Fortuna Silver Mines Inc. dated July 31, 2017 granting a 2 % NSR royalty with regards to the mining concession “Reduccion Tlacolula 2”, listed as number 30 in Table 4.1. Cuzcatlan has the right to purchase 50 % of the royalty for US$ 1,500,000

In addition to the above, SGM advised Fortuna that in 1993 the previous owner of the Progresso mineral concession granted SGM a royalty of 3 % of the billing value of minerals obtained from the concession. Fortuna was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry), it was not disclosed to Fortuna by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by Fortuna at the time of and since it acquired the concession. Fortuna has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that Fortuna’s position will succeed in the event of a dispute. Fortuna has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority.

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Royalties on the Hueca, La Voluntad and Unificacion Cuzcatlan 5 concessions are also disputed on the basis that there was no legal basis for the creation of such royalties and they were invalidly created. No action has been started by the mining authority.

As of December 31, 2018, the only concessions that contain Mineral Resources or Mineral Reserves are Progreso (No.24) and Reduccion Taviche Oeste (No. 29).

4.3.1	Mexico Mining Tax

On January 1, 2014 a Tax Reform package (the Reform), as presented by the Executive Branch of the Mexican government, came into force. Under the Reform, the following taxes are applicable to the San Jose Mine:

•	Special Mining Fee. This is a 7.5 % royalty on earnings before interest and taxes (EBIT), which covers income minus producing costs, however, some costs will no longer be deductible.

•	Extraordinary Mining Fee, consisting of a 0.5 % rate for companies producing gold, silver and platinum. This fee is based on the gross revenues derived from the sales of these metals.

The taxes are calculated at year-end with Cuzcatlan paying an average of 40 million Mexican pesos per year since 2014. A proportion of exploration expenses can be deducted from these taxes based on approved accounting methods.

4.4	Environmental aspects

4.4.1	Mine closure

Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Cuzcatlan is to set aside US$ 5.3 million to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis.

4.4.2	Contingency pond incident

On October 8, 2018, abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility (Fortuna, 2018b). The contingency pond collects water from a ditch system at the dry stack facility designed to capture and manage rain water.

The overflow occurred for approximately two hours and resulted in the spill of approximately 1,500 cubic meters (m3) of water carrying sediment and minor amounts of fine tailings from the facility’s drainage system into the nearby Coyote Creek. Cuzcatlan took steps to mitigate the risk of future overflows by immediately increasing its pumping capacity at the contingency pond. No damage occurred to the tailings dam or to the dry stack infrastructure. San Jose tailings are monitored and sampled continuously, are free of heavy metals or other contaminants, and are characterized as sterile.

Cuzcatlan notified the relevant environmental authorities, Procuraduría Federal de Protección al Ambiente (PROFEPA) and Comisión Nacional del Agua (CONAGUA) on the day of the incident. Cuzcatlan worked with federal, state and local authorities as they conducted inspections of the facilities at San Jose and sampling of the Coyote Creek. Results of the sampling indicated no contamination or pollution occurred due to the overflow.

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On February 14, 2019, PROFEPA released their final report on the incident confirming that the overflow did not contaminate soil, and therefore no remediation was required (Fortuna, 2019a). As of the effective date of this Report, Cuzcatlan is awaiting issuance of the final report from CONAGUA.

The San Jose del Progresso area has a long history of mining activity, including small-scale and artisan operations dating back to the 1800s. There is an expectation that some environmental damage will have resulted from these activities.

Cuzcatlan has no knowledge of any further environmental liabilities related to any of the other concessions connected with the property.

Section 20 provides additional information on the environmental status of the operation.

4.5	Permits

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained (see discussion in Section 20).

4.6	Comment on Section 4

In the opinion of the QPs:

•	Fortuna was provided with legal opinion that supported that the mining concessions held by Cuzcatlan for the San Jose Mine are valid and that Fortuna has a legal right to mine the deposit

•	Fortuna was provided with legal opinion that supported that the surface rights held by Cuzcatlan for the San Jose Mine are in good standing. The surface rights are sufficient in area for the mining operation infrastructure and tailings facilities

•	Fortuna was provided with legal opinion that outlined royalties payable for the concessions held by Cuzcatlan

Fortuna advised that to the extent known, there are no other significant factors and risks that may affect access, title or right or ability to perform work at the mine. The information discussed in this section supports the declaration of Mineral Resources. Mineral Reserves and the development of a mine plan with an accompanying financial analysis.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Access

The San Jose Mine is located 0.8 km east of Mexico federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The mine is 47 km, or one hour by road from the city of Oaxaca, which provides access to an international airport. Ocotlan, a town of approximately 10,000 people and the nearest commercial center, is located 12 km to the north of the San Jose Mine along highway 175. The mine site is situated 2 km to the northwest of San Jose del Progreso, a village of approximately 2,500 people. Access within the concessions is achieved via a network of unsealed roads and farm tracks.

5.2	Climate

The local climate in the San Jose Mine area is temperate with temperatures generally ranging from 9ºC to 31ºC with an average annual temperature of 19.5ºC. The lowest temperature recorded in the Project area was 4.1ºC in the month of January. The highest temperature recorded was 35.4ºC in April. Average annual precipitation in the project area ranges from 500 mm to 750 mm, with nearly all rain occurring from April to October.

Mining operations are conducted on a year-round basis.

5.3	Topography, elevation and vegetation

The San Jose Mine area is characterized by gently-sloping hills and adjoining colluvial-covered plains.

Elevations above mean sea level range from approximately 1,540 m to 1,675 m.

The vegetation is grasslands and thorn-bush that are typical of dry savannah climates.

5.4	Infrastructure

The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities, which are connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings storage facility is located approximately 1,500 m to the southwest of the concentration plant.

Experienced underground miners live in the nearby towns of Ocotlan and Oaxaca in addition to other local towns in the district, and are transported to the property by bus.

Water for the process plant and mining operations is sourced from the tailings storage facility, and since 2010, from a waste-water treatment plant operated by Cuzcatlan, located in the town of Ocotlan de Morelos.

The mine facilities are connected to the main electrical power supply managed by the Federal Electricity Commission, which supplies sufficient power for the operation. The mine also has a secondary power line in case of power failure in the main line.

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Plan drawings and more detailed information regarding the property infrastructure are provided in Section 18.

5.5	Sufficiency of surface rights

The San Jose Mine infrastructure has a compact layout footprint as detailed in Section 18 of this Report. The mines processing facility and supporting infrastructure is located well within the area of surface rights and mineral tenure owned by Cuzcatlan.

5.6	Comment on Section 5

In the opinion of the QPs, the existing and planned infrastructure (in the case of the expansion to the dry stack tailings facility), availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to and from the mine site, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Fortuna, and support the declaration of Mineral Resources and Mineral Reserves and the proposed mine plan.

There are sufficient mineral tenure and surface rights held to support the life-of-mine (LOM) mining operations.

Mining operations are conducted on a year-round basis.

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6	History

6.1	Ownership history

The San Jose Property is located in the Taviche Mining District of Oaxaca, Mexico. The earliest recorded activity in the San Jose del Progreso area dates to the 1850s when the mines were exploited on a small scale by the local hacienda (Alvarez, 2009). By the early 1900s, a large number of silver- and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas, aided by a new mining law enacted in 1892 and with support from foreign investment capital (Carranza Alvarado et al, 1996). Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920s. Mining in the San Jose area was re-activated on a small scale in the 1960s and again in 1980 when the San Jose Mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittently by Ibarra through his company Minerales de Oaxaca S.A. (MIOXSA) through to the end of 2006 when the property was purchased by Compañia Minera Cuzcatlán S.A. de C.V., a Mexican-registered company owned jointly by Fortuna and Continuum Resources Ltd. (Continuum).

6.2	Exploration history

In 1999, the property was optioned by Pan American Silver and five diamond drill holes totaling 1,093.5 m were completed in the San Jose vein system. Three of the drill holes were located in the vicinity of the Trinidad shaft and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 m to 25.6 m. The two drill holes located in the San Ignacio area intercepted low to moderate grade silver-gold mineralization over narrow to moderate vein widths.

In March 2004, Continuum, an exploration company based in British Columbia, Canada, completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum conducted extensive chip-channel sampling in the underground workings of the Trinidad Deposit as well as 15 surface diamond drill holes totaling 4,877 m. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the 13 drill holes completed in the Trinidad area intersected moderate to strong silver–gold mineralization over significant vein widths. The two drill holes in the San Ignacio area intercepted low-grade silver–gold mineralization over narrow widths.

In November 2005, Fortuna reached an agreement with Continuum to earn a 70 % interest in Continuum’s interests in the properties optioned from MIOXSA and assumed project management.

During 2006, Fortuna completed 38 diamond drill holes totaling 12,182 m in the San Jose project area with 25 of the drill holes located in the Trinidad zone and 13 of the drill holes located in the San Ignacio area. In November 2006, Fortuna and Continuum purchased a 100 % interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76 % interest for Fortuna and a 24 % interest for Continuum.

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During 2007, Fortuna (operating as Cuzcatlán) drilled 67 diamond drill holes totaling 26,605 m and in 2008/early 2009 Cuzcatlán completed 113 diamond drill holes totaling 32,926 m. In March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, resulting in a 100 % ownership in the San Jose Project.

Since 2009, an additional 601 drill holes totaling 220,117 m have been completed in the San Jose Mine area from both surface and underground drill stations. Drilling conducted in the San Jose and adjoining areas prior to June 30, 2018 is detailed in Table 6. 1.

Table 6.1	Drilling by company, area and year as of June 30, 2018
Company	Area	Year	No. of drill holes	Meters
Pan American	San Ignacio	2001	2	242.00
	Trinidad	2001	3	851.50
Continuum	San Ignacio	2004	2	506.85
	Trinidad	2004	12	3,948.75
		2005	1	421.25
	Taviche	2004	2	779.30
		2006	10	2,179.80
Fortuna/Cuzcatlan	El Rancho	2011	10	2,656.50
	San Ignacio	2006	13	3,790.30
		2007	23	8,910.20
		2011	17	8,307.25
		2012	9	3,970.60
		2018	4	2,613.75
	Trinidad	2006	25	8,392.10
		2007	43	17,675.85
		2008	108	31,504.00
		2009	4	1,410.50
		2012	16	8,807.25
		2013	65	27,229.40
		2014	90	35,955.65
		2015	78	24,133.95
		2016	86	24,889.00
		2017	80	23,832.45
		2018	51	12,349.10
	Taviche	2011	10	2,552.95
		2017	1	345.60
		2018	2	1,134.25
	El Pochotle	2012	11	3,387.05
	La Altona	2012	3	1,040.35
	La Noria	2015	1	743.75
		2016	9	5,414.95
	Maria	2017	3	1,672.05
	Victoria	2015	7	4,442.15
		2016	9	5,588.25
		2017	23	11,366.45
		2018	12	6,274.75
Total			845	299,319.45

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6.3	Prior Mineral Resources and Mineral Reserves

In March 2007, Fortuna reported an initial Mineral Resource estimate prepared by Independent Mining Consultants (IMC) of Tucson, Arizona (Hester & Ray, 2007).

A prefeasibility study was prepared by Chlumsky, Armbrust & Meyer, LLC (CAM) for Fortuna effective as of March 31, 2010 (CAM, 2010) to support the development of the mining operation.

All previously-reported Mineral Resource and Mineral Reserve estimates are regarded as prior estimates and are superceded by the current Mineral Resources and Mineral Reserves presented in this Report.

6.4	Production history

From 1980 through 2004, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth and fifth levels of the San Jose Mine. In 2005 and 2006, the sixth level was developed and mined with grades reported to range between 350 to 500 g/t Ag and 1.8 to 3.5 g/t Au. The ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd through the Trinidad shaft. The 4 m by 4 m Trinidad shaft is developed to a depth of 180 m from the surface although no horizontal development had taken place on the seventh level. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo de Taviche, located approximately 19 km by paved and gravel roads from the San Jose Mine. The majority of the workers in the mine and plant were from the San Jeronimo de Taviche area. High-grade concentrates were shipped by 30 t capacity trucks to the MET-MEX Penoles smelter at Torreon, Coahuila, Mexico. Concentrate grades typically ranged from 9,000 g/t to 12,000 g/t Ag and 100 g/t to 140 g/t Au (Alvarez, 2009). Reliable estimates of the total production during MIOXSA’s tenure are not available.

6.4.1	Cuzcatlan

Commercial production commenced under the management of Cuzcatlan on September 1, 2011 (Fortuna, 2011). Underground mining focused on the Bonanza, Trinidad and Stockwork veins. A summary of total production figures by year since September 2011 through December 31, 2018 is detailed in Table 6.2.

Table 6.2	Production figures during Cuzcatlan management of San Jose Mine
Production	2011*	2012	2013	2014	2015	2016	2017	2018	Total
Ore processed (t)	125,301	369,022	456,048	676,959	717,505	905,467	1,070,791	1,040,478	5,361,571
Head grade Ag (g/t)	144	188	194	226	234	228	238	260	229
Head grade Au (g/t)	1.36	1.74	1.46	1.72	1.83	1.72	1.77	1.75	1.72
Production Ag (oz)	490,555	1,949,178	2,527,203	4,396,760	4,928,893	6,124,235	7,526,555	7,979,634	35,923,013
Production Au (oz)	4,622	17,918	19,031	33,496	38,526	46,018	55,950	53,517	269,078
* Commercial production commenced in September 2011

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7	Geological Setting and Mineralization

7.1	Regional geology

The San Jose Mine is hosted by an andesitic to dacitic effusive volcanic sequence of presumed Paleogene age. Further to the east, these andesites and dacites are overlain by silicic crystalline and lithic tuffs and ignimbrites corresponding to the Mitla Tuff Formation of Miocene age. These Cenozoic volcanic sequences overlie two distinct tectonostratigraphic terranes or crustal blocks: the Oaxaca or Zapoteco terrane and the Cuicateco or Juarez terrane. The Oaxaca terrane is characterized by granulite-facies metamorphic basement of Grenvillian age overlain by Paleozoic and Mesozoic sedimentary sequences. The Juarez terrane is a west-dipping fault-bounded prism of strongly deformed Jurassic and Cretaceous oceanic and arc volcanic rocks that structurally overlies the Maya terrane and underlies the Oaxaca terrane (Martinez-Serrano et al, 2008).

The Cenozoic volcanic rocks hosting the San Jose Mine are interpreted to be related to subduction along the predominantly convergent southern Mexico plate boundary with the volcanic sequence having been deposited approximately contemporaneous with the initial volcanic events of the Trans-Mexican Volcanic Belt (Figure 7.1).

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Figure 7.1	Map of Oaxaca state showing approximate distribution of Cenozoic volcanic rocks and underlying tectonostratigraphic terranes
Figure prepared by Cuzcatlan in 2015 after Ortega-Gutierrez (1988) and Ortega-Gutierrez et al (1992)

7.2	Local geology

The San Jose Mine area is underlain by a thick sequence of presumed Paleogene-age andesitic to dacitic volcanic and volcaniclastic rocks, which in turn, discordantly overlie units ranging from orthogneisses and paragneisses of Mesoproterozoic age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation (Figure 7.2; Dickinson and Lawton, 2001; Sanchez Rojas et al, 2003; Martinez-Serrano et al, 2008). In the Taviche area, the Paleogene-age volcanic rocks are intruded by granodiorite to diorite stocks of possible Neogene age.

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Figure 7.2	Local geology of the San Jose Mine area
Figure prepared by Cuzcatlan (Jan 2019) adapted from Sanchez Rojas et al, 2003 Note: Not all exploration targets and mines shown are owned by Fortuna

7.3	Property geology

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age (Figure 7.3). These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz–carbonate veins emplaced within zones of high paleo-permeability associated with the extensional structures.

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Figure 7.3	Property geology of the San Jose Mine area
Note: Lithology code detailed in Figure 7.4

7.3.1	Stratigraphy

A detailed stratigraphic section of the volcanic and volcaniclastic units present in the San Jose Mine area has been developed through surface mapping and detailed logging of diamond drill core (Figure 7.4).

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Figure 7.4	Stratigraphic column of the San Jose Mine area

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In general, the upper 650 to 700 m of the volcanic sequence is characterized by a series of distinct effusive andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks. The andesitic to dacitic flow rocks comprise coherent and autoclastic facies with classic volcanic textures indicating sub-aerial to subaqueous deposition of the flow units. Poorly-sorted monomictic to polymictic autobreccias are commonly present at the base of the flow units and grade upward to jigsaw-fit breccias and fractured coherent facies lava flows. Flow foliations are commonly observed in coherent facies lavas and generally are subhorizontal to moderately inclined in orientation. Beautifully-preserved hyaloclastite breccias and in situ hyaloclastites are present throughout the effusive sequence, having been formed by the non-explosive fracturing and disintegration of quenched lavas emplaced into subaqueous settings. Blocky clasts with curviplanar surfaces and chloritized clast margins after glass are commonplace in the hyaloclastites. Thin reddish-brown to grayish-brown stratified volcaniclastic units present between the major flow units and locally within the PAF-30 unit are interpreted to be the re-sedimented fines of the hyaloclastite breccias.

The lower 250 to 300 m of the volcanic sequence is characterized by a sequence of intercalated pyroclastic deposits, stratified volcaniclastic sedimentary rocks and local coherent facies lava flows. The metamorphic basement underlying the Tertiary volcanic sequence has not been intercepted in the drilling completed to-date at the San Jose Mine area.

The top of the metamorphic basement unconformably underlying the Tertiary volcanic sequence has been intercepted in the footwall of the Trinidad vein at an elevation of approximately 600 masl, by two drill holes in the far north of the Trinidad Deposit. The contact of this unit has not been encountered in the hanging wall of the Trinidad vein, however, based on preliminary interpretations of the stratigraphic column, the contact is likely to be present around 300 masl. The metamorphic basement consists of a quartz-feldspathic orthogneiss of granulite facies (Ortega Gutiérrez, 1981; Mora et al, 1986; and Consejo de Recursos Minerales, 1996). A detailed petrographic analysis of the rocks comprising this unit is planned for 2019.

7.3.2	Structural geology

The San Jose Mine is located at the southern edge and western side of the long-lived regional Oaxaca fault and graben (Eocene to present day), which was reactivated as a strong range boundary graben fault in the Oligocene–Miocene (Albinson, 2018). The kinematic interpretation for the San Jose deposit is linked to a hybrid extensional shear zone defining extensional veins in a conjugate array related to right lateral shearing with left-stepping structures prone to generating dilation zones. The kinematic model defines the precious metal mineralization to be hosted by a steeply east-dipping, north- to north–northwesterly-trending structural corridor.

Silver and gold mineralization in the Trinidad Deposit at the San Jose Mine is hosted by steeply-dipping hydrothermal breccias, crackle breccias and quartz–carbonate veins emplaced along north- and northwest-trending, east–northeast-dipping, anastomosing brittle fault structures. These dominantly dip-slip fault structures crosscut the sub-horizontal effusive flow and pyroclastic units producing cumulative displacements ranging to greater than 300 m between the footwall and the hanging wall of the mineralized structural corridor. Favored sites for vein or stockwork vein emplacement are dilational zones occurring at high angles to the dominantly dip-slip displacement vectors of the principal extensional fault systems.

Within the mineralized structural corridor, fault zones are commonly extensively brecciated and seamed by fault gouge. Locally these zones are strongly silicified and commonly display evidence of repeated brecciation and re-cementing. Northeast-trending post-mineral cross-faulting is present locally with apparent sinistral displacement. In the hanging wall of the mineralized structural corridor, small-scale block faulting is evidenced by the clear displacement of the reddish-brown volcaniclastic marker units.

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7.4	Description of mineralized zones

Precious metal mineralization at the San Jose Mine is hosted by hydrothermal breccias, crackle breccias, quartz–carbonate veins and zones of sheeted and stockwork-like quartz–carbonate veins emplaced along steeply-dipping north- and north–northwest-trending fault structures.

The mineralized structural corridor extends for greater than 3 km in a north–south direction (Figure 7.3) and has been divided into two sectors. The Trinidad Deposit area located between 1846500N and 1847800N, and the San Ignacio area located between 1845000N and 1846500N. The Victoria mineralized zone is located approximately 350 m to the east of the Trinidad Deposit.

According to a fluid inclusion and petrographic study conducted by Albinson (2018), four main vein formation stages can be identified in the district:

•	Stage 1. Early barren vein and black breccia defined by rounded to subangular fragments in a finely-ground matrix of mylonitic character and fault-like fabric. Most of the fragments consist of crystalline and jigsaw quartz with subordinate fragments of adularia, calcite and wall-rock andesite. The rounded character of most of the fragments suggests explosive/diatreme fluidization processes. The extensive brecciation at this stage indicates that a primitive structure was followed by a protracted structural history which brecciated, silicified and sealed the original precursor vein material and breccias. Fluid inclusion determinations define consistently low temperature quartz <200°C and low salinities <1.0 wt% NaCl.

•	Stage 2. Consists of multistage, banded, quartz–adularia–calcite–sulfides. This stage represents the mineralizing event in the district and consists of multiple complex sub-stages of adularia, and coarse quartz cemented by later jigsaw quartz with sulfides. The multistage banding is considered a consequence of “crack and seal” processes with coarse crystalline quartz reflecting sluggish deposition of prismatic quartz during sealing periods and jigsaw quartz or finer crystalline quartz reflecting sudden opening, more vigorous fluid flow accompanied or not by boiling, supersaturation of silica and deposition of originally amorphous silica or finer crystalline quartz and metallic load. The fluid inclusion analysis for this stage involves a zonation evolution in which the lowest temperatures and salinities manifest upwards towards the historic near-surface Trinidad and San Ignacio sectors with <250°C and under 2.0 wt% NaCl. The higher salinities are confined to the mid and deep Trinidad orebodies indicating, not conclusively, possible feeder zones in the deep Trinidad vein north and south sectors.

•	Stage 3. Comprises barren coarsely-crystalline quartz and some adularia as a multistage crack and seal sequence. In some cases, this sequence can host scarce sulfides in earlier bands meaning possible transition between stages 2 and 3. The fluid inclusion analysis for this stage consist of temperatures below 250°C and under 3.0 wt % NaCl.

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•	Stage 4. Consists of barren mostly white and blocky calcite that occur as dog-tooth crystals in vugs, or as crosscutting veinlets in the earlier vein stages. Stage 4 calcite is consistently very low temperature (<200°C) and for the most part does not host measurable fluid inclusions. Salinities are consistently under 1.0 wt% NaCl.

7.4.1	Trinidad Deposit

The major mineralized structures or vein systems recognized in the Trinidad Deposit area are the Trinidad and Bonanza structures and the Stockwork zones. In addition to the major mineralized structures, secondary vein systems are present between the Trinidad and Bonanza systems and locally in the hanging wall to the Bonanza system and also in the footwall to the Trinidad system. To-date, drilling has defined the Trinidad and Bonanza mineralized structures over a strike length of approximately 1,300 m and to depths exceeding 600 m from the surface, with average thicknesses of the veins ranging from 1.5 m up to 50 m in some areas of the main Stockwork Zone.

Acanthite and silver-rich electrum are the primary silver and gold-bearing minerals in the Trinidad Deposit. These minerals, together with pyrite, are discontinuously interlayered with distinctively-banded crustiform- and colloform-textured quartz, calcite and locally adularia. Classic ginguro textures are present locally in the mineralized quartz–carbonate veins and hydrothermal breccias, with a close spatial and genetic association between the acanthite and the silver- and gold-bearing electrum. The total sulfide content of the mineralized structures is generally low from less than one volume percent to five volume percent of the rock in the upper portion of the deposit and grading to somewhat higher sulfide contents at depth with the gradual introduction of sphalerite, galena and chalcopyrite. Sphalerite is typically pale yellowish–brown in color, being of the low iron variety.

Principal gangue minerals are quartz and calcite, locally accompanied by iron or iron/magnesium-bearing carbonates. Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias. Pale greenish-colored fluorite is present locally as vein and breccia fillings.

Hydrothermal alteration at the Trinidad Deposit is characterized by a well-developed alteration zonation with well-crystallized kaolinite being present in the mineralized zones grading outwards to kaolinite–illite, illite, and illite–smectite–chlorite assemblages. Locally iron-carbonates and iron/magnesium-carbonates are also present as a halo to the mineralized zones. Regionally, the andesitic volcanic and volcanoclastic units are weakly to moderately propylitically altered to epidote–chlorite–smectite assemblages (Figure 7.5).

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Figure 7.5	Trinidad and Victoria alteration assemblages and zonation

745000
745200
745400
1400
1200
1000
800
Trinidad vein
Victoria mineralized zone
SJOM-386
SJOM-494
SJOM-497
SJOM-495
SJOM-493
SJOM-714
SJOM-747
SJOM-711
SJOM-676
SJOM-497
SJOM-486
SJOM-494
SJOM-576
SJOM-565
SJOM-488
SJOM-714
SJOM-591
SJOM-603
SJOM-733A
SJOM-548
SJOM-489
SJOM-605
SJOM-617
SJOM-531
SJOM-407
SJOM-420
SJOM-401
SJOM-416
SJOM-414
SJOM-390
SJOM-412
SJOM-409
SJOM-492
SJOM-487A
SJOM-495
SJOM-493
SJOM-610
SJOM-487
SJOM-774
SJOM-769
SJOM-762
SJOM-767
SJOM-616
SJOM-619
SJOM-641
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Alteration Zonation
Hydrothermal Breccia
Kaolinite
Kaolinite - K Illite
Mg Illite - Halloysite - Chlorite
Chlorite - Epidote
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847700N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Feb 2019
Datum: NAD27, UTM zone14N

Silver equivalent calculated using a gold to silver ratio of 72:1

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Trinidad vein system

The Trinidad vein system (Tv) is emplaced in the footwall fault zone of the extensional system hosting the mineralized vein systems at the San Jose Mine. The Trinidad vein system strikes 355 degrees and dips 70 to 80 degrees to the east–northeast. The vein system ranges from less than one meter to locally over 15 m in true width, with higher grade mineralization generally being present in zones with greater widths. Significant portions of the Trinidad structure are characterized by late, black matrix, silicified fault breccias with only trace to weak mineralization. Higher-grade precious metal zones in the Trinidad vein system vary from 200 g/t to as much as 1,300 g/t Ag Eq across the width of the vein. Combined copper, lead and zinc values are generally less than one percent but locally higher concentrations are present. At approximately 1,100 masl in the central portion of the Trinidad Deposit, four drill holes intercepted higher-grade base metal mineralization. Fault gouge seams are commonplace at the footwall and hanging wall of the Trinidad vein system. The Trinidad hanging wall splays and the Trinidad footwall veins are considered to be part of the Trinidad mineralized structure.

Since late 2017 it has been observed that fluorine levels are not consistent throughout the Trinidad vein, with levels varying from 500 ppm in the central and lower portions of the vein system to above 5,000 ppm and even 10,000 ppm in certain areas in the north. High fluorine concentrations are generally, but not always, related to low silver–gold mineralization, and are thought to be related to a late stage of mineralization. Stopes where the highest fluorine levels have been encountered include J, R, S, G1 and the northern part of H1, located between elevations 1000 to 1300 masl.

Bonanza vein system

The Bonanza vein system (Bv) is emplaced in the hanging wall zone of the structural corridor hosting the mineralized vein systems in the Trinidad Deposit. The Bonanza vein system generally strikes 350 degrees and dips steeply to sub-vertical to the east. The Paloma vein (Pv) is considered to be part of the Bonanza vein system. Mineralization within the Bonanza vein system is present in the form of shoots plunging shallowly to moderately to the north-northwest, reflecting the dominant dip-slip movement of the controlling fault structures. Combined copper, lead and zinc values for the Bonanza vein range from negligible in the upper portions of the vein system to approximately 0.1 to 0.5 % at depth.

Stockwork Zone

The main Stockwork Zone (Swk) is located between 1846550N to 1847200N and 1,000 masl to 1,300 masl, being situated in an extensional environment between the principal Bonanza and Trinidad structures. The main Stockwork Zone is present over 650 horizontal meters and 300 vertical meters being elliptical in shape, with a variable thickness ranging to greater than 50 m.

The primary silver-bearing mineral in the main Stockwork Zone is acanthite, usually in association with traces of pyrite. Secondary minerals accompanying the acanthite are silver-rich electrum, fine-grained galena, sphalerite, chalcopyrite and gangue minerals including hyaline quartz, white quartz, and calcite, together with minor concentrations of adularia and fluorite.

In addition to the main Stockwork Zone, exploration has identified the Stockwork 2 (Swk2) and Stockwork 3 (Swk3) zones, located in the north of the Trinidad Deposit area between the Trinidad and Bonanza veins. Definition drilling has demonstrated that the Stockwork 2 and Stockwork 3 zones are similar to the main Stockwork Zone and appear to be interconnected.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Fortuna vein system

The Fortuna vein (Fv) strikes north–south and, in contrast to the other major veins in the Trinidad Deposit, dips steeply to the west. The Fortuna vein has been extensively mined on levels 2, 3 and 4 of the historic mine workings with vein widths ranging from approximately 2 to 5 m.

Secondary vein system

In addition to the Trinidad, Bonanza, Paloma, Stockwork, Stockwork 2, Stockwork 3, and Fortuna veins, a number of secondary veins have been intersected by exploration and definition drilling. These include the Bonanza Hangingwall (Bhws), Trinidad Footwall (Tfw), Trinidad Footwall 2 (Tfw2), Trinidad Footwall 3 (Tfw3), and Trinidad Hanging Wall (Thws4) veins.

The Bonanza Hangingwall vein is located in the southern part of the Trinidad Deposit, being a splay and closely connected to the Bonanza vein, with a strike of 323 degrees and a dip of 80 degrees. The mineralized structure is generally narrow in nature, being approximately 1 to 6 m in width and extending for over 400 m along strike between elevations 980 to 1,200 masl. This vein has been mined in conjunction with the Bonanza vein since 2015.

The Trinidad Footwall vein is located in the footwall of the central–southern portion of the Trinidad vein, being generally connected and no more than 20 m west of the main structure. The vein has a strike of 355 degrees and a dip of 85 degrees to the east and can reach 10 m in thickness. The vein is approximately 175 m in strike length and extends for approximately 100 m down dip between the 1,400 and 1,000 masl. This vein has been mined in conjunction with the Trinidad vein since 2016.

The Trinidad FW2 vein is located in the northern part of the Trinidad Deposit, being a splay of the Trinidad vein at depth striking 337 degrees and dipping 80 degrees. The mineralized structure is narrow being generally 1 to 2 m in width with strike length of 260 m between elevations 1,000 to 1,150 masl.

The Trinidad FW3 vein is also located in the northern part of the Trinidad Deposit, being a splay of the Trinidad vein at depth with a strike of 332 degrees and dip of 82 degrees. The structure is narrow, ranging from approximately 1 to 3 m in width, extending for 130 m along strike and is present between 1,000 to 1,250 masl.

The Trinidad Hangingwall vein is located in the central part of the Trinidad Deposit, being a splay of the Trinidad vein at upper levels and having a strike of 345 degrees and dip of 80 degrees. The mineralized structure varies between 1 and 6 m in width and extends for 105 m along strike between elevations 1,215 to 1,320 masl.

7.4.2	Victoria mineralized zone

The Victoria mineralized zone is located approximately 350 m east of the Trinidad vein and north of the current underground operations of the San Jose Mine. It is structurally related to the same extensional regime that dominates the Trinidad Deposit with a similar style of mineralization, corresponding to a low sulfidation epithermal deposit formed in a shallow crustal environment with a relatively low temperature resulting in the precipitation of silver and gold mineralization. Formation temperatures are believed to be on average less than 250°C with salinities less than 1.8 %wt NaCl. Mineralization is hosted in breccias and quartz–carbonate veinlets with a general northwesterly direction and an approximate dip of 65 degrees to the northeast. The dominant alteration within the structural system is argillic, grading to propylitic towards the periphery. The hosting lithology is related to effusive volcanoclastic facies and flows of andesitic/dacitic rocks possibly of Paleogene age.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

The Victoria mineralized zone was discovered in early 2015 during a drilling campaign directed towards the north of the Trinidad Deposit to investigate potential mineralization at the 1,300 m elevation, with drill holes SJOM-455 and SJOM-469 intersecting silver equivalent values of interest related to the Victoria main structure.

In the second half of 2015, an initial program of exploration test drilling was conducted that targeted the Victoria mineralized zone, consisting of seven holes.

In March 2016, a second program of drilling was conducted to further delineate the extent of mineralization of the Victoria mineralized zone and, based on the positive results, further exploration drilling was conducted during 2017 and 2018.

As of the effective date of this Report, the Victoria mineralized zone has been defined over a strike length of 1,200 m and is known to dip over a vertical depth of approximately 400 m between the elevations of 1,300 masl to 900 masl. Vein thickness ranges from 0.1 m up to 13.5m.

Victoria main structure

The Victoria main structure (Vmz) is defined by a series of veins and veinlets, being structurally controlled over a broad zone of approximately 100 m. The mineralized part of the system is comprised primarily of quartz-adularia-calcite-sulfides with low to medium concentrations of base metals being predominately sphalerite and fine-grained chalcopyrite. There is a strong correlation between gold–silver mineralization and the presence of calcite, a similar relationship that was observed in the upper levels of the Trinidad vein. Three mineralization stages have been identified in the Victoria main structure.

•	Stage 1 is characterized by narrow black breccias perpendicular to the mineralized zone and are thought to act as the principal structural controls.

•	Stage 2 is related to high temperature calcite (260°C to 280°C) and the presence of sulfides in the upper levels of the mineralized zone and is associated with precious metals. Highly carbonatized wall rock suggests a peripheral style of mineralization.

•	Stage 3 is related to the presence of a barren multi stage crack and seal quartz and is poorly understood. Stage 4 mineralization, present in the Trinidad Deposit, is not observed in the Vmz.

The Victoria main structure has been intersected the most out of the identified structures of the Vmz, with an exploration drill program planned for 2019 intending to better establish the controls on mineralization and further define the vertical extent of the silver–gold mineralization continuity.

Victoria hangingwall 1 and 2 veins

The Victoria hangingwall 1 and 2 veins (Vhw1 and Vhw2) are sub-parallel tensional splays consisting of veins/veinlets related to a graben-like downthrown block to the east of the Victoria main structure. The dominant alteration style is propylitic with the mineralization style being the same as that observed in the Victoria main structure.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Geologic sectional drawings

A representative series of sections displaying the geological interpretation of the Trinidad Deposit is presented in Figures 7.7 to 7.9 and of the Victoria mineralized zone in Figure 7.10. A plan view showing the location of the sections is provided in Figure 7.6. Silver equivalent (Ag Eq) values shown in the cross sections have been estimated at a gold to silver ratio of 72, based on metal prices of US$ 1,320/oz Au and US$ 18.25/oz Ag and metallurgical recoveries of 92% for Ag and 91% for Au.

Longitudinal isograde sections for the Trinidad, Bonanza, Stockwork, and Victoria main structure are presented in Figures 7.11 to 7.14, respectively.

7.5	Comment on Section 7

In the opinion of the QPs, knowledge of the Trinidad Deposit, the settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation. Information on the Victoria mineralized zone is more limited, particularly regarding metallurgical characteristics and is regarded as sufficient to support Inferred Resources.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.6	Plan map showing location of resource drilling and orientation of sections

744500
744750
745000
745250
745500
745750
746000
1848250
1848000
1847750
1847500
1847250
1847000
1846750
DH Collar after Jun 30th, 2018
DH Trace after Jun 30th, 2018
Section 1848200
Section 1847500
Section 1846975
Section 1846925
N
Trinidad Area
DH Collar PriorYrs
DH Trace PriorYrs
Mine working 1200 masl
Vein
(1200 masl)
Bhws
Bv
Swk
Swk3
Tv
Vmz
Cia. Minera Cuzcatlan S.A de C.V.
Drill Hole Location Map
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM Zone 14N
Feb 2019
0
250
500
m

Footnote on veins: Bhws = Bonanza hanginwall; Bv = Bonanza; Swk = Stockwork; Swk3 = Stockwork 3; Tv = Trinidad; Vmz = Victoria mineralized vein

Data cut-off date for Mineral Resource and Mineral Reserve estimation is June 30, 2018

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.7	Section displaying lithology along 1846925N

745000
745200
745400
1400
1200
1000
15.70 m @ 1,271 g/t Ag Eq
11.90 m @ 204 g/t Ag Eq
19.28 m @ 119 g/t Ag Eq
9.48 m @ 543 g/t Ag Eq
20.00 m @ 231 g/t Ag Eq
19.10 m @ 953 g/t Ag Eq
9.00 m @ 1,347 g/t Ag Eq
17.04 m @ 2,057 g/t Ag Eq
7.00 m @ 750 g/t Ag Eq
7.25 m @ 264 g/t Ag Eq
9.40 m @ 1,971 g/t Ag Eq
8.45 m @ 968 g/t Ag Eq
6.30 m @ 1,014 g/t Ag Eq
15.40 m @ 187 g/t Ag Eq
31.35 m @ 287 g/t Ag Eq
28.85 m@ 178 g/t Ag Eq
11.90 m@ 876 g/t Ag Eq
12.25 m @ 922 g/t Ag Eq
7.95 m @ 1,167 g/t Ag Eq
17.05 m @ 1,398 g/t Ag Eq
5.70 m @ 531 g/t Ag Eq
SJO-137 SJO-140 SJO-143 SJO-191
SJO-053 SJO-084
Lith Qualifier
Crackle Bx
Veinlets
Stockwork
Structures
Fault Zone
Mineralized
Quartz Vein
Quartz-Carbonate Vein
Hydrothermal Breccia
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
PAF-60
LPT-30
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
Access ramp & mine workings
0 50 100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846925N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
Feb 2019

Silver equivalent calculated using a gold to silver ratio of 72:1 Lithology units detailed in stratigraphic column Figure 7.4

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.8	Section displaying lithology along 1846975N

745000
745200
745400
1400
1200
1000
SJO-146
SJO-144
SJO-163
SJO-139
OCW-002
1.70 m @ 652 g/t Ag Eq
11.40 m @ 327 g/t Ag Eq
15.30 m @ 184 g/t Ag Eq
11.05 m @ 349 g/t Ag Eq
25.60 m @ 670 g/t Ag Eq
21.25 m @ 525 g/t Ag Eq
11.30 m @ 457 g/t Ag Eq
15.80 m @ 348 g/t Ag Eq
12.85 m @ 338 g/t Ag Eq
13.15 m @ 206 g/t Ag Eq
6.68 m @ 232 g/t Ag Eq
12.14 m @ 455 g/t Ag Eq
11.28 m @ 219 g/t Ag Eq
20.70 m @ 350 g/t Ag Eq
7.30 m @ 359 g/t Ag Eq
8.55 m @ 493 g/t Ag Eq
11.85 m @ 397 g/t Ag Eq
15.00 m @ 346 g/t Ag Eq
0.30 m @ 261 g/t Ag Eq
0.65 m @ 603 g/t Ag Eq
SJO-146
OCW-001
SJO-144
SJOM-323
SJO-139
SJO-163
SJO-075
SJOM-298
SJOM-376
SJOM-327
SJOM-637
SJOM-607
SJOM-507
SJOM-597
Lith Qualifier
Crackle Bx
Veinlets
Stockwork
Structures
Fault Zone
Mineralized
Quartz Vein
Quartz-Carbonate Vein
Hydrothermal Breccia
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846975N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
Feb 2019
0
50
100
Meters
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500

Silver equivalent calculated using a gold to silver ratio of 72:1 Lithology units detailed in stratigraphic column Figure 7.4

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.9	Section displaying lithology along 1847500N

745000
745200
745400
1400
1200
1000
800
20.44 m @ 2,045 g/t Ag Eq
16.25 m @ 1,146 g/t Ag Eq
10.20 m @ 1,280 g/t Ag Eq
23.32 m @ 889 g/t Ag Eq
14.05 m @ 324 g/t Ag Eq
Lith Qualifier
Crackle Bx
Veinlets
Stockwork
Structures
Fault Zone
Mineralized
Quartz Vein
Quartz-Carbonate Vein
Hydrothermal Breccia
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847500N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
Feb 2019

Silver equivalent calculated using a gold to silver ratio of 72:1 Lithology units detailed in stratigraphic column Figure 7.4

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.10	Section displaying lithology along 1848200N

745000
745200
745400
1400
1200
1000
800
0.35 m @ 246 g/t Ag Eq
1.25 m @ 111 g/t Ag Eq
2.75 m @ 151 g/t Ag Eq
1.05 m @ 387 g/t Ag Eq
SJOM-612
SJOM-821
SJOM-694
SJOM-497
4.70 m @ 117 g/t Ag Eq
0.35 m @ 76 g/t Ag Eq
0.30 m @ 807 g/t Ag Eq
0.30 m @ 4,779 g/t Ag Eq
1.00 m @ 173 g/t Ag Eq
1.50 m @ 132 g/t Ag Eq
3.00 m @ 668 g/t Ag Eq
7.40 m @ 370 g/t Ag Eq
SJOM-813
SJOM-694A
SJOM-787
SJOM-681A
SJOM-781
SJOM-649
SJOM-684
SJOM-686
SJOM-794
SJOM-576
SJOM-688
SJOM-803
Lith Qualifier
Veinlets
Structures
Fault Zone
Mineralized
Quartz-Carbonate Vein
Hydrothermal Breccia
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
0
55
110
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1848200N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Feb 2019
Datum: NAD27, UTM zone14N

Silver equivalent calculated using a gold to silver ratio of 72:1 Lithology units detailed in stratigraphic column Figure 7.4

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.11	Longitudinal section of Trinidad vein displaying Ag Eq isogrades

S
N
1847000
1847500
1848000
1600
1400
1200
1000
800
600
400
Drill Stations
AgEq (g/t)
< 50
50 - 100
100 - 150
150 - 300
300 - 450
450 - 500
500 - 700
> 700
Fortuna Silver Mines Inc.
Longitudinal Section
Trinidad Vein
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Datum: NAD27, UTM Zone14N
Feb 2019
Tv Intercepts
Mine Workings/Ramp
0
100
200
300
400
500
m

Silver equivalent calculated using a gold to silver ratio of 72:1

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.12	Longitudinal section of Bonanza vein displaying Ag Eq isogrades

S
N
1847000
1847500
1848000
1600
1400
1200
1000
800
600
400
Drill Stations
AgEq (g/t)
< 50
50 - 100
100 - 150
150 - 300
300 - 450
450 - 500
500 - 700
> 700
Fortuna Silver Mines Inc.
Longitudinal Section
Bonanza Vein
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Datum: NAD27, UTM zone14N
Feb 2019
Bv Intercepts
Mine Workings/Ramp
0
100
200
300
400
500
m

Silver equivalent calculated using a gold to silver ratio of 72:1

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.13	Longitudinal section of Stockwork mineralization Zones displaying Ag Eq isogrades

S
N
1847000
1847500
1848000
1600
1400
1200
1000
800
600
400
Drill Stations
AgEq (g/t)
< 50
50 - 100
100 - 150
150 - 300
300 - 450
450 - 500
500 - 700
> 700
Fortuna Silver Mines Inc.
Longitudinal Section
Stockwork Mineralization
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Datum: NAD27, UTM zone14N
Feb 2019
Swk Intercepts
Mine Workings/Ramp
0
100
200
300
400
500
m

Silver equivalent calculated using a gold to silver ratio of 72:1

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 7.14	Longitudinal section of Victoria main structure displaying Ag Eq isogrades

S
N
1847500
1848000
1848500
1600
1400
1200
1000
800
600
400
Drill Stations
SJOM-583
SJOM-598
SJOM-702
SJOM-833
SJOM-595
SJOM-811
SJOM-832
SJOM-704
SJOM-711
SJOM-676
SJOM-695
SJOM-770
SJOM-828
SJOM-693
SJOM-761
SJOM-714
SJOM-763
SJOM-591
SJOM-725
SJOM-785
SJOM-729
SJOM-787
SJOM-813
SJOM-812
SJOM-821
SJOM-789
SJOM-486
SJOM-747
SJOM-830
SJOM-548
SJOM-580
SJOM-670
SJOM-691
SJOM-698
SJOM-710
SJOM-727
SJOM-823A
SJOM-794
SJOM-803
SJOM-730
SJOM-746
SJOM-737
AgEq (g/t)
< 50
50 - 100
100 - 150
150 - 300
300 - 450
450 - 500
500 - 700
> 700
Fortuna Silver Mines Inc.
Longitudinal Section
Victoria main structure
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Datum: NAD27, UTM Zone14N
Feb 2019
Vmz Intercepts
Mine Workings/Ramp
0
100
200
300
400
500
m
1849000

Silver equivalent calculated using a gold to silver ratio of 72:1

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

8	Deposit Types

8.1	Mineral deposit type

The silver-gold deposit at the San Jose Mine is a typical low-sulfidation epithermal deposit according to the classification of Corbett (2002), having formed in a relatively low temperature, shallow crustal environment (Figure 8.1). The deposit is characterized by structurally-controlled hydrothermal breccias, crackle breccias and quartz–carbonate veins hosting silver–gold mineralization plus trace to minor base metal mineralization. The Trinidad Deposit is similar to the Fresnillo silver deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata deposits). Geologic characteristics of the Trinidad Deposit are summarized in Table 8.1.

Figure 8.1	Classification of epithermal and base metal deposits
Figure prepared by Cuzcatlan from Corbett (2002)

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Table 8.1	Trinidad Deposit and Victoria mineralized zone characteristics
Characteristic	Description
Deposit Type	Rift low sulfidation adularia-sericite epithermal deposit
Regional Tectonic Setting	Extensional continental margin-arc terrain
Local Tectonic Setting	Extensional fault system with plus 300 m normal displacement
Host Rocks	Andesitic to dacitic subaerial to subaqueous lava flows
Host Rock Age	Paleogene (?)
Deposit Style	Quartz-carbonate veins, hydrothermal breccias, crackle breccias, sheeted and stockworked vein zones
Regional Alteration	Regional propylitic alteration (chlorite > epidote)
Deposit-scale Alteration	Well crystallized kaolinite in mineralized zones grading outward to kaolinite-illite, illite and illite-smectite-chlorite assemblages; Fe- and Fe/Mg carbonates are present locally haloing the mineralization
Main Metals	Ag, Au
Minor Metals	Zn, Pb, Cu, Sb
Main Sulfide Species	Pyrite, Acanthite (Argentite), Low Fe Sphalerite, Galena, Chalcopyrite
Silver-bearing Species	Acanthite (Argentite), silver-rich electrum
Gold-bearing Species	Silver-rich Electrum
Ag/Au Ratio	Ranges from approximately 50 to 200 Ag to 1 Au
Gangue Minerals	Quartz, Calcite, Fe- and Fe/Mg carbonates, Mn Silicates and Carbonates
Deposit Type Examples	Fresnillo, Mx; Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata)

8.2	Exploration model

The San Jose Mine is located within the Del Sur crustal block of southern Mexico (Dickinson and Lawton, 2001). Oligocene to Pliocene-age andesitic to dacitic volcanic rocks disconformably overlie Mesoproterozoic-age basement rocks comprised of orthogneisses and paragneisses that were stranded in their present positions when the South America continent pulled away from the North America continent during the Middle Mesozoic breakup of Pangea. Epithermal-style alteration and mineralization are widespread within the Middle to Late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca. Host structures to the mineralization are normal faults and subsidiary structural features common to extension-related pull-apart basins (Corbett, 2006) as illustrated in Figure 8.2.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 8.2	Exploration model: extension-related pull-apart basins
Figure prepared by Cuzcatlan from Corbett (2006)

8.3	Comment on Section 8

The San Jose Mine is considered an example of a low sulfidation epithermal-style deposit, based on the following:

•	Low sulfidation adularia-sericite epithermal environment

•	Mineralization characterized by the presence of quartz-carbonate veins, hydrothermal breccias, crackle breccias, sheeted and stockworked vein zones

•	Alteration characterized by the presence of crystallized kaolinite in mineralized zones grading outward to kaolinite–illite, illite and illite–smectite–chlorite assemblages

•	Gold–silver mineralization present in the form of acanthite (argentite) and silver-rich electrum

•	Sulfides present in the form of pyrite, acanthite (argentite), low Fe sphalerite, galena and chalcopyrite

Understanding of the geological setting of and model concept for the San Jose system is adequate to provide guidance for mining exploitation and ongoing exploration activities.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

9	Exploration

The San Jose Mine area has a long history of exploitation although formal exploration programs were not conducted in the area until 1999. Several exploration programs have since been conducted on the property by Pan American Silver, Continuum, and most recently Fortuna/Cuzcatlan.

9.1	Exploration conducted by Pan American Silver

In 1999, the San Jose Property was optioned by Pan American Silver (Pan American). Surface and underground mapping and sampling were carried out by Pan American and five diamond drill holes totaling 1,093.5 m were completed in the San Jose system.

9.2	Exploration conducted by Continuum

In March 2004, Continuum completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 m.

9.3	Exploration conducted by Fortuna/Cuzcatlan

Since 2007, the principal exploration activities conducted at the deposit include the following:

•	Geophysics

•	Fluid inclusion and petrographic studies

•	Terraspec analysis

•	Geological mapping

•	Drilling (described in Section 10)

•	Metallurgical testwork (described in Section 13)

•	Advanced Spaceborne Thermal Emission and Reflection Radiometer (ASTER) study

9.3.1	Geophysics

During the first half of 2017, Cuzcatlan signed an agreement with the Servicio Geológico Mexicano to carry out a high resolution airborne magnetometric and gamma-ray spectrometric study in order to define magnetic corridors that could represent alteration paths for mineral exploration. The process consisted of performing a survey over 132 km² consisting of 80 east–west-oriented survey lines distributed 200 m apart, and perpendicular to the general trend of the Trinidad system; and five north–south control lines, taken 2 km apart. Data are used in the Leapfrog 3D modeller software to identify potential generative exploration targets.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

9.3.2	Fluid inclusion and petrographic studies

A petrographic and microprobe study was carried out by Microscopía Electrónica y Aplicaciones en el Perú S.A.C. (MyAP), during 2014. The study involved the petro-mineragraphic micro-analysis of 32 samples from the Trinidad Deposit to determine textural relationships between mineral assemblages. The analysis defined low to intermediate sulfidation mineralization of quartz–adularia–carbonates (dolomite–calcite). The economic mineralization is related to acanthite–electrum–sphalerite–pyrite–galena–chalcopyrite and in minor proportions, native silver-argentite–polybasite–jalpaite. The gangue minerals are mostly quartz, carbonates, adularia and traces of fluorite and zeolites.

In the first half of 2018 Cuzcatlan hired an external consultant to perform a combined fluid inclusion and petrographic study with optical microscopy of mineralization and gangue mineralogy and textures as well as a preliminary reconstruction of vein stratigraphy and of paleo-water tables during vein formation. The program involved the analysis of 69 samples and reinterpretation of 150 previously-taken samples by fluid inclusion analysis. The final conclusions to the report (Albinson, 2018) identified four mineralization stages which reflect a protracted hydrothermal history of the veins in the district (refer to summary in Section 7.4.1). The second paragenetic stage represents the main mineralizing event responsible for high grade mineralization in the vein systems. The periodic influx of high and low temperature fluids in stage 2 with high salinities is closely associated with base metal and precious metal mineralization. The conclusions are considered important in helping to identify potential exploration targets at the San Jose property.

9.3.3	Terraspec analysis

The TerraSpec Halo™ equipment is a near infra-red (NIR) and short wave infra-red (SWIR) frequency spectrometer operating between 300 and 2,400 nm and allows the identification of alteration minerals (e.g. clay minerals, white micas, chlorites and carbonates) in real time.

The procedure for alteration analysis of drill core is being carried out in two phases. Firstly, new core that is generated during ongoing drilling campaigns is analyzed, after being logged and marked for geochemical sampling. The second phase involves the analysis of old core obtained from previous drilling campaigns prior to the acquisition of the equipment. In both cases the process involves taking a reading from the core every 5 m using a calibrated hand-held device, or when an interval has been marked for geochemical sampling. Once all the readings for a hole have been obtained, the information is loaded into the database and spectral log reports are generated for each hole.

9.3.4	Geological mapping

Exploration through surface mapping has identified numerous satellite systems within the San Jose Property limit that at surface displayed potential for mineralization. The location of the various exploration programs conducted by Fortuna/Cuzcatlan is displayed in Figure 9.1 and include mapping of the San Ignacio, Taviche (including El Rancho, El Pochotle, La Altona), La Noria, Maria, and Victoria areas.

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Figure 9.1	Map showing location of exploration programs conducted by Fortuna/Cuzcatlan at the San Jose Project

San Ignacio

The San Ignacio area is located 0.8 km south of the San Jose Mine and is characterized by the presence of historical mining infrastructure connected to the north by the old shallow workings of the El Higo and La Santisima Trinidad mines, which represent the former San Jose Mine at elevations 1,500 masl to 1,600 masl. Previous geological studies have been conducted on the San Ignacio area, as detailed in a technical paper published by the Consejo de Recursos Minerales (1982). Underground mapping and sampling of historic mining areas of the San Ignacio area has not been possible due to accessibility issues.

During 2009, Cuzcatlan conducted a detailed surface mapping and sampling campaign in an area covering 800 m by 150 m, resulting in the detailed description of the lithostratigraphic effusive units of the San Jose deposit (Section 7.3.1) and the definition of the structural controls of the Trinidad system to the south of the San Jose Mine as a complex family of predominantly north–south-oriented subparallel veins, a northwest-trending secondary vein system, and a northeast-trending post-mineralized fault system. The sampling program returned irregular gold and silver anomalies throughout the system.

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The fluid inclusion analysis conducted by Albinson (2018) in conjunction with the geologic mapping resulted in the conclusion that the San Ignacio veins located near surface represent a “high” position in the epithermal system having precipitated in temperatures below 250°C and low salinities (<3 wt% NaCl equivalent).

Based on the above conclusions and the assumption that vein continuity continues to the south of the current mining operations, Cuzcatlan have conducted several exploration drilling campaigns to test for mineralization in the San Ignacio area.

Taviche

The Taviche area is located 13 km northeast of the San Jose Mine and is the oldest historic mining district in the vicinity of the Cuzcatlan operations. Mining activity conducted during the 19th and 20th centuries exploited high-grade shallow mineralization from mines such as San Juan and Conejo Blanco.

Despite the fact that several local geological-mining reports were completed during the 20th century, no systematic exploration campaigns were recorded in the area until 2011 when exploration efforts were conducted in the El Rancho area with a mapping at a scale of 1:2,000 and sampling program that covered 238 ha. This program allowed Cuzcatlan to justify an exploration drill program that was completed in the last half of 2011.

During 2012, a detailed mapping (1:1,000 scale) and sampling campaign covering 1,561 ha was conducted by Cuzcatlan defining a northwest–southeast-trending structural corridor named El Pastal-Baldomero, which extended over 3 km and identified the El Pastal, Baldomero, La Altona, El Pochotle, La Esperanza and La Republica veins. From this field work a drilling program was designed to assess the La Altona and El Pochotle veins in the second half of 2012.

La Noria

The La Noria project is located 2 km west of the San Jose Mine and is related to a north–south-trending structural system of anastomosing veins subparallel to the Trinidad system. Exploration conducted by Pan American in late 2006 supported a preliminary drill program conducted in 2007. The Pan American sampling program involved the collection of 80 surface samples. In late 2014 and early 2015, Cuzcatlan followed this initial work with a detailed mapping and sampling program covering 539 ha, taking 343 chip samples for geochemical analysis and 715 samples for alteration analysis. All samples were taken from rock outcrops via channels created using a hammer and chisel. This work led to targeted exploration drilling conducted by Cuzcatlan in late 2015 and 2016.

Maria

The Maria project is located 2.5 km south of the San Jose Mine in relation to the southern continuity of the Trinidad structural system. Maria is interpreted as an area of potential anastomosed tensional structures acting as kinematic indicators in the footwall of the Trinidad vein. Historical mine workings are present in the form of the Santa Maria shaft and associated waste dumps that contain anomalous levels of zinc, lead, silver, and copper. A systematic mapping and sampling program conducted by Cuzcatlan in 2013 identified the southern extension of the Trinidad System to the El Portillo Mine (including Maria) as a strategic target with the potential for mineralization. In 2017 the Maria project was drilled by Cuzcatlan to test for mineralization at the confluence of the Maria and Trinidad veins.

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Victoria mineralized zone

The presence of the Victoria mineralized zone was inferred at depth based on the location of a silicified outcrop to the north of the Trinidad Deposit where the Trinidad vein is thought to converge with a north-north-west trending fault system associated with the Victoria mineralized zone. Exploration focused on drilling from underground stations located in the Trinidad Deposit eastwards in the hope of intersecting mineralization associated with the Victoria mineralized zone.

9.3.5	ASTER study

In September 2018, Cuzcatlan signed a contract with International Natural Resources Development to perform a district scale remote-sensing based geologic study. The study was performed in order to identify or extend hydrothermal alteration in the district using ASTER satellite imagery. The ASTER analysis resulted in the mapping of significant zones of advanced argillic alteration which represent medium to long term generative targets for potential mineralized systems beyond the influence of the Trinidad Deposit.

9.4	Exploration potential

There is significant potential for further discoveries at the San Jose Project. Cuzcatlan has set out a series of projects from grass roots and systematic field work, to priority drill targets in order to explore the area. The exploration potential is defined by a project portfolio pyramid that includes from the base to the top the following potential projects:

•	First pass generative: Exploration targets defined using indirect tools such as the district ASTER analysis including; Copalito, Cerro Viejo, La Cumbre, Juquilita, San Jose Sur and Lachigalla (Figure 9.2). Proposed exploration would be by surface mapping and sampling, dependent on the granting of surface access rights.

•	Second pass generative: Targets are based on areas with mining history, significant alteration footprints, or previous inconclusive studies. The Taviche project is representative of this category (Figure 9.2).

•	Opportunity: Targets that require the granting of surface access rights are assigned to an opportunity fund. These include the Guila and Esperanza areas with exploration potential associated with the potential for discovery of new veins and mineralization associated with rhyolitic domes in the district (Figure 9.2). This fund also includes the potential for vein continuity of the northernmost extension of the Trinidad structural system in the Magdalena area.

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Figure 9.2	Map showing location of generative exploration programs

9.5	Comment on Section 9

In the opinion of the QPs:

•	The mineralization style and setting of the San Jose Mine area is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation

•	Exploration methods are consistent with industry practices and are adequate to support continuing exploration and Mineral Resource estimation

•	Exploration results support Fortuna’s interpretation of the geological setting and mineralization

•	Continuing exploration may identify additional mineralization that could support Mineral Resource estimation

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10	Drilling

10.1	Introduction

As of June 30, 2018, the data cut-off date, a total of 845 drill holes totaling 299,319.45 m have been completed on the San Jose Project (Table 10.1, Figure 10.1) with the drilling being concentrated in the Trinidad Deposit. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor (south of 1846500N), and to the far north of the Trinidad Deposit beyond 1847800N, as well as in the newly-discovered Victoria mineralized zone.

Table 10.1	Drilling by company and period at the San Jose Project
Company	Area	Year	No. of Drillholes	Meters
Pan American	San Ignacio	2001	2	242.00
	Trinidad	2001	3	851.50
Continuum	San Ignacio	2004	2	506.85
	Trinidad	2004	12	3,948.75
		2005	1	421.25
	Taviche	2004	2	779.30
		2006	10	2,179.40
Fortuna/Cuzcatlan	El Rancho	2011	10	2,656.50
	San Ignacio	2006	13	3,790.30
		2007	23	8,910.20
		2011	17	8,307.25
		2012	9	3,970.60
		2018	4	2,613.75
	Trinidad	2006	25	8,392.10
		2007	43	17,675.85
		2008	108	31,504.00
		2009	4	1,410.50
		2012	16	8,807.25
		2013	65	27,229.40
		2014	90	35,955.65
		2015	78	24,133.95
		2016	86	24,889.00
		2017	80	23,832.45
		2018*	51	12,349.10
	Taviche	2011	10	2,552.95
		2017	1	345.60
		2018	2	1,134.25
	El Pochotle	2012	11	3,387.05
	La Altona	2012	3	1,040.35
	La Noria	2015	1	743.75
		2016	9	5,414.95
	Maria Vein	2017	3	1,672.05
	Victoria	2015	7	4,442.15
		2016	9	5,588.25
		2017	23	11,366.45
		2018*	12	6,274.75
Totals		2001–2018*	845	299,319.45
*as of June 30, 2018 – Database cut-off date for Mineral Resource and Mineral Reserve estimation Drilling completed after June 30, 2018 has been reported in Section 10.3 for completeness

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Figure 10.1	Drill hole location map for the San Jose Project

745000
750000
755000
760000
1850000
1845000
1840000
N
S
E
W
Trinidad
Victoria
San Jose Mine
San Ignacio
La Noria
Maria
Taviche
Pochotle-Altona
Drilling
Collar
Trace
Highway
Town
CMC concession
San Jose Mine
Drill Hole
Location
Coordinates
Datum: UTM NAD27
Zone:14N
Feb 2019
Compañía
Minera
Cuzcatlán
0
2.5
5
km
0
5
10
km

Of the exploration targets drilled, sufficient continuity of mineralization has only been encountered in the Trinidad Deposit area and the Victoria mineralized zone to support the estimation of Mineral Resources.

A total of 662 diamond core holes totaling 221,400.75 m have been drilled in the Trinidad Deposit area and 51 holes totaling 27,671.60 m in the Victoria mineralized zone (Figure 10.2). In Trinidad, the majority of the holes have been drilled from east to west to cross-cut the steeply east-dipping mineralized zone at high angles, whereas in the Victoria mineralized zone, the holes have been drilled from west to east from underground to intersect the subvertical Victoria main structure. Of the 723 holes, 250 have been drilled from the surface and the remainder from underground.

All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 m of reverse circulation (RC) pre-collars in six of the 723 diamond drill holes.

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The diamond drilling typically commences with HQ-diameter core and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2 or NQ-size to completion of the hole (Table 10.2). In the Trinidad Deposit, five of the drill holes were further reduced to BQ-size diameter in order to complete the drill holes to the target depths. All of the drilling completed in the Project area has been carried out by contract drilling service companies.

Table 10.2	Drilling by core diameter size
Meters drilled by area	Core Size Diameter
	PQ (85 mm)	HQ (63.5 mm)	NQ2 (50.6 mm)	NQ (47.6 mm)	BQ (36.4 mm)	RCD# (Precollar)	TOTAL
El Pochotle		3,387.05					3,387.05
El Rancho		2,656.50					2,656.50
La Altona		941.50		98.85			1,040.35
La Noria	544.90	3,598.35		1,966.85	48.60		6,158.70
Maria vein		1,469.10		202.95			1,672.05
San Ignacio		18,554.80	10.20	9,775.95			28,340.95
Trinidad*		121,928.45	6,036.25	91,170.35	627.30	1,475.60	221,237.95
Taviche		6,294.55		696.95			6,991.50
Victoria		12,752.05		14,895.75	23.80		27,671.60
TOTAL	544.90	171,582.35	6,046.45	118,807.65	699.70	1,475.60	299,156.65
*162.80m of unavailable historical core have no core size recorded #Reverse circulation drilling

10.2	Drilling Campaigns

10.2.1	Pan American campaign (2001)

Of the five drill holes drilled by Pan American in 2001, three of the drill holes were located in the Trinidad Deposit area and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7–25.6 m. The two drill holes located in the San Ignacio area intercepted weak to moderate grade silver–gold mineralization over narrow to moderate vein widths.

10.2.2	Continuum campaigns (2004 to 2006)

Between 2004 and 2006 Continuum drilled a total of 27 surface diamond drill holes on the San Jose Property. Thirteen of the drill holes were located in the Trinidad Deposit area, two were located in the San Ignacio area, and 12 were in the Taviche area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong silver–gold mineralization over significant widths. The two drill holes in the San Ignacio area and 12 holes in the Taviche area intercepted low-grade silver–gold mineralization over narrow widths.

10.2.3	Fortuna/Cuzcatlan campaigns (2006 to 2018)

Drilling conducted in 2006

During 2006, Fortuna completed the drilling of 38 diamond drill holes totaling 12,182.40 m in the San Jose project area with 25 of the drill holes being located in the Trinidad Deposit area and 13 of the drill holes being located in the San Ignacio area. The drilling in the Trinidad Deposit area confirmed the results of the prior drilling and expanded the mineralization along strike and to depth. Drilling in the San Ignacio area by Fortuna identified significant zones of silver–gold mineralization over generally narrow vein widths.

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Drilling conducted in 2007

During 2007, Cuzcatlan completed 66 diamond drill holes totaling 26,586.05 m in the San Jose project area. Forty-three of the drill holes totaling 17,675.85 m were located in the Trinidad Deposit area and 23 drill holes totaling 8,910.20 m were located in the San Ignacio area. Drilling in the Trinidad Deposit continued to confirm the potential and further expand the mineralization along strike to the south and at depth. Three-dimensional modeling and evaluation of the drilling results in the Trinidad Deposit indicated that additional infill drilling would be required in order to potentially support conversion of Inferred Resources to the Indicated Resource classification.

Drilling conducted in 2008–2009

Based on the combined results of the drilling completed in the Trinidad Deposit through 2007 and on the results of deposit evaluation, an infill drill program was designed and carried out to potentially support conversion of a majority of the Inferred Mineral Resources above the 1,300 meter elevation to Indicated Mineral Resources. During 2008 and early 2009, Cuzcatlan completed a total of 112 drill holes totaling 32,914.50 m with the majority of the drilling being directed towards the upper portions of the Trinidad Deposit. The results of the infill drilling confirmed the presence of high-grade silver-gold mineralization in the Trinidad Deposit and led to the development of a detailed geologic and mineralization model of the deposit. All work was supervised directly by Cuzcatlan and Fortuna. Drilling activities were carried out by contractors; Construccion, Arrendamiento de Maquinaria y Minera, S.A. de C.V. and by Rodio Swissboring Mexico, S.A. de C.V .

Drilling conducted in 2011

During 2011, Cuzcatlan completed 17 diamond drill holes totaling 8,307.25 m to the south of the Trinidad Deposit area in the San Ignacio area. While some of these drill holes encountered mineralized intervals, it was recommended that additional drilling be conducted in this area in order to demonstrate the continuity of mineralization prior undertaking a Mineral Resource estimate.

Cuzcatlan also completed the drilling of 10 diamond drill holes totaling 2,656.50 m at El Rancho and 10 diamond drill holes totaling 2,552.95 m at Taviche based on promising surface mapping. The drilling of both targets failed to identify significant mineralization.

Drilling conducted in 2012

During 2012, Cuzcatlan completed 16 drill holes totaling 8,807.25 m in the northern part of the Trinidad Deposit area as well as 9 drill holes totaling 3,970.60 m in the San Ignacio area. Drilling completed in the Trinidad Deposit was successful in demonstrating the extension of significant silver and gold mineralization to the north and to depth and resulted in the continuation of the drill program into 2013. Underground drilling commenced at the end of 2012 with the completion of a single drill hole intersecting the main Stockwork Zone.

Cuzcatlan also completed the drilling of several exploration targets including the drilling of 11 diamond drill holes totaling 3,387.05 m at El Pochotle and three diamond drill holes totaling 1,040.35 m at La Altona. Both programs failed to identify any significant intervals of mineralization.

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Drilling conducted in 2013–2014

During 2013 and 2014, Cuzcatlan focused on further exploring and defining the Trinidad Deposit by completing 155 drill holes totaling 63,185.05 m in this area. Surface and underground exploration drilling focused on expanding the definition of mineralization to the north. Underground infill drilling focused on potentially upgrading Inferred Resources and refining geologic interpretations in the main Stockwork Zone.

Drilling conducted in 2015–2016

From January 2015 to the end of 2016, Cuzcatlan completed 166 drill holes totaling 48,721.45 m in the Trinidad Deposit. Surface and underground exploration drilling focused on expanding the Trinidad Deposit. Underground infill drilling focused on providing support for upgrading Inferred Mineral Resources to higher confidence categories and refining geologic interpretations in the Stockwork Zone and in the north of the Trinidad Deposit.

Cuzcatlan also began an exploration drill program focusing on the Victoria mineralized zone to the east of the Trinidad Deposit in 2015 and 2016 where surface mapping of faulting identified the potential for mineralization. Drilling of seven diamond drill holes totaling 4,442.15 m in 2015 and nine diamond drill holes totaling 5,588.25 m in 2016, was conducted from underground chambers located near the Trinidad Deposit. Mineralized intervals were encountered in the majority of the drill holes indicating follow-up drilling was required to define the potential of this new vein system.

In late 2015 and in 2016, Cuzcatlan also tested the exploration target of La Noria with the drilling of 10 diamond drill holes totaling 6,158.70 m.

Drilling conducted in 2017 to June 2018

From January 1, 2017 to the data cut-off date of June 30, 2018, Cuzcatlan completed a further 131 drill holes totaling 36,181.55 m in the Trinidad Deposit area. Exploration continued to the far north of the deposit and at depth below the currently defined Trinidad central area. Infill drilling focused on defining the mineralization in the Stockwork 2 and Stockwork 3 zones.

Drilling of the Victoria mineralized zone continued with 35 diamond drill holes totaling 17,641.20 m being drilled from underground and focused on expanding the preliminary defined area of mineralization an attempting to establish geologic and mineralized continuity between drill holes to allow the estimation of an Inferred Mineral Resource.

Additional exploration targets were also drilled on the San Jose Project during this period, including four diamond drill holes totaling 2,613.75 m at San Ignacio, three diamond drill holes totaling 1,479.85 m at Taviche, and three diamond drill holes totaling 1,672.05 m at the Maria vein. Silver–gold mineralization at San Ignacio is related to narrow zones in the continuity of the stockwork at the south sector of the mine with irregular distribution and variable results between the elevations 1,080 masl to 1,200 masl. Mineralization at Taviche and Maria is related to base metals with silver anomalies in narrow and irregular veinlets and breccias.

10.3	Drilling conducted post data cut-off date

As of the effective date of this report an additional 64 exploration drill holes totaling 28,705.60 m were completed after the June 30, 2018 data cut-off date. All drilling was carried out from underground drill stations with the exception of one hole. Assay results for example intercepts are summarized in Table 10.3. Twenty-nine of the exploration drill holes are located in the north of the Trinidad Deposit, with nine located in the central area at depth and 26 targeting the Victoria mineralized zone. All drill holes are located beyond the current Mineral Resource estimate boundary.

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Table 10.3	Example drill intervals in the Trinidad Deposit and Victoria mineralized zone encountered post data cut-off date
Hole ID	Easting	Northing	Elevation	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Ag (g/t)	Au (g/t)
SJOM-761	745018	1848184	1228	102	-23	253.55	258.45	4.90	3.7	57	0.59
						334.50	338.50	4.00	3.0	98	1.05
SJOM-763	745034	1847803	1226	079	-16	322.15	332.50	10.35	9.3	302	2.98
						344.50	349.00	4.50	4.0	302	2.98
SJOM-770	745033	1847802	1226	092	-12	345.10	345.65	0.55	0.5	18	0.34
SJOM-771	744979	1848368	1230	297	-33	No significant mineralized intervals
SJOM-776	745037	1848753	1231	215	-63	397.65	398.20	0.55	0.3	45	0.36
SJOM-778	745036	1848878	1233	323	-69	No significant mineralized intervals
SJOM-779	745034	1847803	1226	074	-25	355.50	357.00	1.50	1.4	39	0.35
SJOM-780	744979	1848366	1229	269	-68	199.40	200.25	0.85	0.6	77	0.41
						380.40	381.25	0.85	0.6	112	0.62
						383.40	383.85	0.45	0.3	170	0.84
						426.50	426.80	0.30	0.2	135	0.39
SJOM-781	745018	1848184	1228	084	-42	208.15	208.55	0.40	0.2	119	0.48
						238.20	242.90	4.70	2.5	75	0.58
						369.55	403.10	33.55	13.5	119	0.57
SJOM-782	745035	1848752	1231	181	-63	No significant mineralized intervals
SJOM-783	745077	1847409	921	087	-30	152.50	154.00	1.50	0.7	278	2.00
						169.65	170.75	1.10	0.5	50	0.38
SJOM-784	745035	1848753	1231	181	-72	273.00	273.90	0.90	0.3	98	0.39
						428.20	428.70	0.50	0.2	93	0.49
						453.85	454.85	1.00	0.3	57	0.27
SJOM-785	745033	1847802	1226	090	-26	377.05	378.65	1.60	1.1	51	0.72
						385.95	387.55	1.60	1.1	210	1.77
						485.70	486.50	0.80	0.5	140	0.96
SJOM-786	744979	1848367	1229	270	-76	186.30	186.60	0.30	0.2	345	1.39
SJOM-787	745018	1848186	1228	060	-35	181.20	182.10	0.90	0.5	49	0.57
SJOM-788	745077	1847408	921	105	-30	151.65	153.00	1.35	0.8	104	0.41
SJOM-789	745033	1847802	1226	090	-28	396.15	396.95	0.80	0.6	57	0.36
						483.90	484.50	0.60	0.4	118	1.23
						487.20	488.00	0.80	0.6	91	0.58
						494.45	498.75	4.30	3.0	404	2.81
SJOM-790	745034	1848752	1232	210	-44	No significant mineralized intervals
SJOM-791	744980	1848367	1229	270	-82	No significant mineralized intervals
SJOM-792	745030	1848877	1235	286	-2	436.50	436.90	0.40	0.3	13	1.74
						439.50	441.00	1.50	1.2	0.70	1.36
SJOM-793	744978	1848185	1228	280	-45	174.00	174.30	0.30	0.2	591	3.00
						194.70	195.00	0.30	0.2	1,885	40.20
SJOM-794	745017	1848186	1228	060	-43	320.00	321.95	1.95	0.9	169	0.86
						340.75	353.20	12.45	6.3	213	1.24
						436.90	437.50	0.60	0.3	211	1.23
						453.60	454.45	0.85	0.5	85	0.47
SJOM-795	745023	1848002	1227	088	-24	303.00	305.00	2.00	1.2	143	0.99
						342.80	344.00	1.20	0.7	94	0.73
						379.50	385.50	6.00	3.7	87	0.64
SJOM-796	744978	1848185	1229	279	-19	158.65	159.00	0.35	0.3	177	0.96
SJOM-797	745077	1847409	920	101	-43	310.80	311.80	1.00	0.5	24	0.84
SJOM-798	744978	1848186	1228	292	-38	285.60	286.85	1.25	1.0	268	2.63
						349.50	350.00	0.50	0.4	305	1.09
						354.10	355.00	0.90	0.7	93	0.25
SJOM-799	745078	1847411	921	067	-31	114.00	114.45	0.45	0.3	105	0.94
SJOM-800	745254	1846548	1227	115	-22	65.80	66.45	0.65	0.4	80	0.59
						167.50	168.00	0.50	0.3	68	0.37
SJOM-801	744978	1848185	1228	265	-29	196.80	197.10	0.30	0.2	56	0.25
						202.20	202.75	0.55	0.4	363	1.72

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Hole ID	Easting	Northing	Elevation	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Ag (g/t)	Au (g/t)
SJOM-802	745023	1848002	1227	086	-41	No significant mineralized intervals
SJOM-803	745017	1848186	1228	061	-50	No significant mineralized intervals
SJOM-804	745030	1848877	1234	286	-33	No significant mineralized intervals
SJOM-805	744978	1848185	1228	261	-43	118.85	120.30	1.45	1.3	116	0.66
						141.30	141.60	0.3	0.3	602	2.11
						206.85	207.15	0.30	0.3	960	3.77
						227.90	229.15	1.25	1.1	63	0.43
						234.50	235.35	0.85	0.8	132	0.67
SJOM-806	744980	1848365	1229	240	-72	180.00	180.50	0.50	0.3	72	0.32
						369.70	370.55	0.85	0.5	60	0.23
						447.80	448.85	1.05	0.7	121	0.68
SJOM-807	744980	1848365	1229	265	-77	388.40	388.90	0.50	0.3	317	1.29
						418.80	419.30	0.50	0.3	120	0.67
SJOM-808	745255	1846550	1226	100	-35	106.45	108.20	1.75	1.4	188	0.73
SJOM-809	745255	1846550	1225	091	-45	72.50	73.20	0.70	0.4	205	1.85
						171.40	172.80	1.40	0.9	210	0.65
						191.10	191.9	0.80	0.5	185	0.10
						197.00	198.65	1.65	1.1	94	0.10
SJOM-810	745255	1846550	1226	099	-17	55.15	55.50	0.35	0.3	131	0.74
						111.00	116.60	5.60	4.6	92	0.32
						211.15	213.25	2.10	1.7	90	4.61
SJOM-811	745023	1848002	1228	095	-5	254.95	257.40	2.45	1.8	114	0.95
						276.25	277.10	0.85	0.6	205	0.98
SJOM-812	744980	1848365	1229	244	-60	393.00	393.80	0.80	0.6	267	1.29
SJOM-813	745017	1848186	1229	042	-25	141.20	142.15	0.95	0.7	75	0.40
						180.30	181.45	1.15	0.7	77	0.64
						204.85	206.15	1.30	0.8	126	0.66
						240.20	241.15	0.95	0.6	82	0.67
SJOM-814	745031	1848877	1233	285	-52	No significant mineralized intervals
SJOM-815	744978	1848183	1228	230	-22	208.70	209.80	1.10	1.0	56	0.23
						222.00	222.50	0.50	0.4	135	0.86
SJOM-816	745254	1846551	1225	066	-50	90.50	91.00	0.50	0.3	116	0.63
						138.50	139.60	1.10	0.6	67	0.24
						180.00	180.50	0.50	0.3	266	0.69
SJOM-817	745023	1848002	1227	099	-33	395.80	399.65	3.85	2.0	440	4.78
SJOM-819	745078	1847411	920	070	-42	154.00	155.10	1.10	0.6	131	0.66
SJOM-820	745255	1846549	1225	101	-46	No significant mineralized intervals
SJOM-821	745017	1848187	1228	034	-37	249.30	253.10	3.80	1.2	113	0.58
						269.10	270.15	1.05	0.3	143	2.01
SJOM-822	745255	1846549	1226	116	-35	95.90	97.00	1.10	0.7	58	0.32
						102.00	103.25	1.25	0.8	82	1.01
SJOM-823A	745023	1848002	1227	102	-37	No significant mineralized intervals
SJOM-824	745050	1848876	1234	070	-16	No significant mineralized intervals
SJOM-825	745078	1847411	920	083	-47	No significant mineralized intervals
SJOM-826	745023	1847802	1226	093	-28	475.90	480.00	4.10	1.9	60	0.42
SJOM-827	745019	1848185	1229	090	0	No significant mineralized intervals
SJOM-828	745023	1848002	1228	105	-9	314.15	323.80	9.65	5.7	65	0.56
						361.60	363.30	1.70	1.0	108	0.59
SJOM-829	744978	1848185	1230	265	16	No significant mineralized intervals
SJOM-830	745034	1847802	1226	082	-31	429.30	431.00	1.70	1.0	57	0.50
						448.00	456.50	8.50	5.1	82	0.57
						475.00	476.95	1.95	1.2	78	0.49
						486.45	495.25	8.80	5.3	273	2.10
						553.15	556.00	2.85	1.8	53	0.40
SJOM-832	745022	1848004	1226	059	-7	239.60	241.20	1.60	1.3	784	2.48
SJOM-833	745033	1847803	1225	090	10	282.15	291.25	9.10	7.8	217	1.72
SJOM-834	745256	1846550	1225	080	-31	82.60	88.90	6.30	5.9	317	6.57
						91.50	93.35	1.85	1.7	212	1.65
						243.70	245.10	1.40	1.3	615	6.12

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Hole ID	Easting	Northing	Elevation	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Ag (g/t)	Au (g/t)
SJOM-835	745034	1847803	1227	071	-5	283.00	284.90	1.90	1.6	79	0.56
SJOM-836	745023	1848004	1228	079	7	162.45	163.65	1.20	1.1	84	0.02
SJOM-837	745431	1846703	1549	267	-54	265.90	269.20	3.30	2.4	148	0.63
						289.10	293.95	4.85	3.6	147	1.16
*Azimuth and dip values taken at collar location **ETW = Estimated True Width

10.4	Geological and geotechnical logging procedures

Cuzcatlan standardized rock unit classification, logging procedures, and log sheet structure that was used throughout the logging of all Cuzcatlan holes up until 2017. The system used paper forms, and the data were subsequently entered into an Excel template. Geological logging took place after the core was sampled, to take advantage of the flat sawed surface. Rock types and structure were recorded with alphanumeric codes, whereas alteration, veinlets, minerals, and oxidation were recorded by a 1 to 3 scale (weak, moderate, strong). A core library was developed to illustrate all rock and alteration types.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture metadata, lithology, alteration, minerals (sulfides, oxides, and limonite), structure (contacts, fractures, veins, and faults with attitudes to core axis). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete).

Geotechnical logging consists of the collection of specified data fields including; recovery percentage and rock quality designation (RQD) length. Joint filling and joint weathering are described during the geologic logging. A tablet-based data entry program was developed by Cuzcatlan using the Maxwell LogChief software. Data checks are implemented into this program to prevent entry of erroneous data.

Once geologic and geotechnical logging has been completed and intervals have been marked on the core for geochemical analysis an evaluation of alteration minerals is conducted using TerraSpec Halo equipment.

The process involves taking a reading from the core every 5 m using a calibrated hand-held device, or when an interval has been marked for geochemical sampling. Once all the readings for a hole have been obtained, the information is loaded into DataShed and spectral log reports are generated for each hole.

10.5	Drill core recovery

Core recovery for the drilling completed to-date in the Trinidad Deposit and Victoria mineralized zone where resources have been estimated averages 99% (Figure 10.3). Core recovery within the mineralized zones is generally high due to the association of silicification and carbonatization with the mineralizing processes.

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Figure 10.2	Graph of core recovery of Trinidad Deposit and Victoria mineralized zone
Figure prepared by Cuzcatlan, Aug 2018

10.6	Extent of drilling

To-date, drilling has been conducted at the Trinidad Deposit over a strike length of approximately 2,500 m and to depths exceeding 800 m from surface. Exploration drilling has generally increased in depth to the north.

Drilling of the Victoria mineralized zone has been conducted over a strike length of approximately 1,300 m and covers a vertical extent of approximately 500 m, with upper holes intersecting the structure at least 250 m below the surface.

The extent of drilling of the San Ignacio area continues directly to the south of the Trinidad Deposit and has been conducted over a strike length of approximately 1,000 m and to depths of up to 500 m from surface.

10.7	Drill hole collar surveys

Surface drill hole collars were surveyed using differential GPS and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

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Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

10.8	Downhole surveys

Down-hole surveys have been completed for 827 of the 845 drill holes completed as of the data cut-off date. For the 18 holes where downhole surveys are not recorded, 17 were drilled prior to 2007 with only three being drilled in the Trinidad Deposit. The azimuth and dip orientation of these holes was recorded at the collar to account for drilling direction. The absence of downhole surveys in three of the 662 holes drilled at Trinidad is not regarded as material to the resource estimate.

Downhole surveys are typically completed at 50 m intervals although recent drill holes include downhole surveys at 10 m intervals until reaching 50 m depth and then at 50 m intervals thereafter. All downhole surveys have been carried out by the drilling contractor using Reflex electronic downhole survey tools.

10.9	Drill sections

Representative drill sections displaying the mineralized interpretation of the Trinidad Deposit are displayed in Figures 10.3 to 10. 6. A plan view showing the location of the sections is provided in Figure 7.6.

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 10.3	Section displaying mineralization along 1846925N

745000
745200
745400
1400
1200
1000
15.70 m @ 1,271 g/t Ag Eq
11.90 m @ 204 g/t Ag Eq
19.28 m @ 119 g/t Ag Eq
9.48 m @ 543 g/t Ag Eq
20.00 m @ 231 g/t Ag Eq
19.10 m @ 953 g/t Ag Eq
9.00 m @ 1,347 g/t Ag Eq
17.04 m @ 2,057 g/t Ag Eq
7.00 m @ 750 g/t Ag Eq
7.25 m @ 264 g/t Ag Eq
9.40 m @ 1,971 g/t Ag Eq
8.45 m @ 968 g/t Ag Eq
6.30 m @ 1,014 g/t Ag Eq
15.40 m @ 187 g/t Ag Eq
31.35 m @ 287 g/t Ag Eq
28.85 m@ 178 g/t Ag Eq
11.90 m@ 876 g/t Ag Eq
12.25 m @ 922 g/t Ag Eq
7.95 m @ 1,167 g/t Ag Eq
17.05 m @ 1,398 g/t Ag Eq
5.70 m @ 531 g/t Ag Eq
SJO-137
SJO-140
SJO-143
SJO-191
SJO-053
SJO-084
SJO-063
SJO-054
SJO-051
SJO-184
SJOM-287
SJOM-296
SJOM-305
SJOM-326
SJOM-322
SJOM-362
SJOM-354
SJOM-376
SJOM-344
SJOM-350
SJOM-654
SJOM-371
SJOM-629
SJOM-642
SJOM-615
SJOM-646
SJOM-507
SJOM-581
SJOM-597
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Mineralized Structures
Bv
Fv
Pv
Swk
Tv
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846925N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
Feb 2019

Silver equivalent calculated using a gold to silver ratio of 72:1

February 22, 2019	Page 86 of 218

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Figure 10.4	Section displaying mineralization along 1846975N

745000
745200
745400
1400
1200
1000
745200
1.70 m @ 652 g/t Ag Eq
11.40 m @ 327 g/t Ag Eq
15.30 m @ 184 g/t Ag Eq
11.05 m @ 349 g/t Ag Eq
25.60 m @ 670 g/t Ag Eq
21.25 m @ 525 g/t Ag Eq
11.30 m @ 457 g/t Ag Eq
15.80 m @ 348 g/t Ag Eq
12.85 m @ 338 g/t Ag Eq
13.15 m @ 206 g/t Ag Eq
12.14 m @ 455 g/t Ag Eq
6.68 m @ 232 g/t Ag Eq
11.28 m @ 219 g/t Ag Eq
20.70 m @ 350 g/t Ag Eq
7.30 m @ 359 g/t Ag Eq
11.85 m @ 397 g/t Ag Eq
8.55 m @ 493 g/t Ag Eq
15.00 m @ 346 g/t Ag Eq
0.30 m @ 261 g/t Ag Eq
0.65 m @ 603 g/t Ag Eq
SJO-146
SJO-144
SJO-163
SJO-139
OCW-002
OCW-001
SJO-075
SJOM-323
SJOM-666
SJOM-298
SJOM-376
SJOM-655
SJOM-327
SJOM-637
SJOM-607
SJOM-615
SJOM-507
SJOM-597
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846975N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
Feb 2019
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
Mineralized Structures
Bv
Fv
Pv
Swk
Tv

Silver equivalent calculated using a gold to silver ratio of 72:1

February 22, 2019	Page 87 of 218

Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 10.5	Section displaying mineralization along 1847500N

745000
745200
745400
1400
1200
1000
800
20.44 m @ 2,045 g/t Ag Eq
16.25 m @ 1,146 g/t Ag Eq
10.20 m @ 1,280 g/t Ag Eq
23.32 m @ 889 g/t Ag Eq
14.05 m @ 324 g/t Ag Eq
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
Mineralized Structures
Bv
Fv
Swk
Swk2
Tfw2
Tfw3
Tv
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847500N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
Feb 2019

Silver equivalent calculated using a gold to silver ratio of 72:1

February 22, 2019	Page 88 of 218

Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

Figure 10.6	Section displaying mineralization along 1848200N

745000
745200
745400
1400
1200
1000
800
0.35 m @ 246 g/t Ag Eq
1.25 m @ 111 g/t Ag Eq
2.75 m @ 151 g/t Ag Eq
1.05 m @ 387 g/t Ag Eq
SJOM-612
SJOM-821
SJOM-694
SJOM-497
4.70 m @ 117 g/t Ag Eq
0.35 m @ 76 g/t Ag Eq
0.30 m @ 807 g/t Ag Eq
0.30 m @ 4,779 g/t Ag Eq
1.00 m @ 173 g/t Ag Eq
1.50 m @ 132 g/t Ag Eq
3.00 m @ 668 g/t Ag Eq
7.40 m @ 370 g/t Ag Eq
SJOM-694A
SJOM-787
SJOM-781
SJOM-681A
SJOM-432
SJOM-649
SJOM-684
SJOM-686
SJOM-821
SJOM-794
SJOM-576
SJOM-688
SJOM-803
Mineralized Structures
Vmz
Vzhw1
Vzhw2
Ag Eq g/t
70 - 100
100 - 132
132 - 500
> 500
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
0
55
110
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1848200N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Feb 2019
Datum: NAD27, UTM zone14N

Silver equivalent calculated using a gold to silver ratio of 72:1

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

10.10	Sample length versus true thickness

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply-dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure. Exaggeration of the true width of the mineralization does not occur during modeling as the actual vein contacts are modeled in three-dimensional space to create vein solids that are subsequently used to constrain estimation of Mineral Resources.

10.11	Summary of drill intercepts

Table 10.4 provides a list of typical drill hole intercepts encountered at the San Jose Mine. It should be noted that the intervals listed are a subset for reference purposes only and do not represent the total mineralized intervals encountered from the 845 drill holes drilled at the San Jose Mine. The intervals in Table 10.4 are summarized from press releases detailing the most relevant exploration results reported by Fortuna since 2008.

Table 10.4	Example of typical drill results at the Trinidad Deposit and Victoria mineralized zone
Hole ID	Easting	Northing	Elevation	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Int. (m)	ETW** (m)	Ag (g/t)	Au (g/t)
SJO-119	745300	1846875	1546	270	-60	227.00	235.40	8.40	4.9	229	2.03
SJO-211	745204	1847250	1538	270	-50	210.75	212.50	1.75	1.2	142	1.40
						218.40	219.40	1.00	0.7	184	0.81
SJO-261	745331	1847232	1539	290	-65	510.45	528.65	18.20	10.7	241	1.57
						549.55	553.70	4.15	2.4	1,370	7.89
SJO-288	745330	1847261	1539	303	-64	551.85	591.10	39.25	19.3	736	4.76
						596.70	602.80	6.10	3.0	529	4.69
SJO-295	745329	1847262	1539	303	-58	515.00	523.80	8.80	5.9	1,240	6.94
						533.20	544.00	10.80	7.2	731	3.84
SJOM-335 including	745243	1847557	1312	296	-72	419.00	425.30	6.30	3.7	3,511	15.04
						420.05	421.70	1.65	1.0	12,249	51.89
						439.20	454.70	15.50	9.1	474	2.54
						495.50	498.00	2.50	1.5	151	0.76
SJOM-390	745244	1847558	1312	304	-56	397.70	410.15	12.45	6.3	128	0.65
						413.85	421.90	8.05	4.0	636	2.93
SJOM-400	745205	1847509	1311	298	-28	297.80	299.10	1.30	1.0	78	0.41
SJOM-406	745206	1847507	1313	270	0	No significant mineralized intervals
SJOM-513	745082	1846785	1076	042	-35	304.85	305.50	0.65	0.5	462	1.95
						307.85	308.15	0.30	0.2	188	1.02
SJOM-591# including	745033	1847800	1226	106	-14	426.80	434.50	7.70	4.1	247	1.81
						428.00	429.10	1.10	0.6	373	2.31
						433.20	433.50	0.30	0.2	2,860	22.80
SJOM-649# including	745018	1848185	1228	085	-37	350.00	396.00	46.00	21.0	153	0.88
						383.00	390.40	7.40	3.6	281	1.24
						394.50	396.00	1.50	0.7	918	6.29
						409.50	414.30	4.80	2.2	230	1.45
SJOM-684#	745018	1848184	1228	073	-38	194.60	202.20	7.60	3.7	1,106	6.34
Collar coordinates rounded to nearest meter *Azimuth and dip values taken at collar location **ETW = Estimated True Width #Holes targeting the Victoria mineralized zone

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

10.12	Comment on Section 10

The QP has the following observations and conclusions regarding drilling conducted at the Property since 2001:

•	Data were collected using industry standard practices

•	Drill orientations are appropriate to the orientation of the mineralization for the bulk of the area where Mineral Resources have been estimated (see Section 7.5 and Section 10.9 for representative cross-sections showing geology and mineralization, respectively)

•	Core logging meets industry standards for exploration of epithermal-style deposits. Geotechnical logging is sufficient to support Mineral Resource estimation

•	Collar surveys have been performed using industry-standard instrumentation

•	Downhole surveys performed during the drill programs have been performed using industry-standard instrumentation

•	Drilling information is sufficient to support Mineral Reserve and Mineral Resource estimates

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Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico Technical Report

11	Sample Preparation, Analyses, and Security

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Cuzcatlan with sample preparation and analysis being conducted either at the onsite Cuzcatlan Laboratory (channel samples taken after February 2012 and infill drill core after April 23, 2018) or transported to the ALS Global preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver (all exploration drill core, channel samples taken prior to February 2012, and infill drill core prior to April 23, 2018). The Cuzcatlan on-site laboratory was awarded ISO certification as detailed in Section 11.3 on March 3, 2018. Pulp splits and preparation duplicates, along with reference standards and blanks are routinely sent to the ISO certified ALS Global preparation and analytical facilities in Guadalajara and Vancouver respectively, in order to monitor the performance of the Cuzcatlan Laboratory.

11.1	Sample preparation prior to dispatch of samples

11.1.1	Channel chip sampling

Channel chip samples are generally collected from the face of newly-exposed underground workings. The entire process is carried out under the mine geology department’s supervision.

The location of each channel sample is determined using a compass and tape measure relative to a survey reference point determined at approximately 9 m intervals using Total Station equipment. Samplers measure the azimuth and distance from the underground survey reference point to the location of the channel. The channel distance information is recorded and used in conjunction with underground surveys so as to determine the starting coordinates of the channel. Each channel is not individually surveyed and the present methodology means the further the channel is from the survey reference point the greater the potential for spatial error.

Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

The area to be sampled is washed down to provide a clean view of the vein. The channel is sampled by taking a succession of chips in sequence from the hanging wall to the footwall perpendicular to the vein based on the geology and mineralization.

Samples, comprised of fragments, chips and mineral dust, are extracted using a chisel and hammer, along the channel’s length on a representative basis. For veins with narrow or reduced thickness (<0.20 m), the channel depth is increased thus allowing the minimum sample mass (5 kg) to be collected.

Sample collection is normally performed by two samplers, one using the hammer and chisel, and the other holding the receptacle (cradle), to collect rock and ore fragments. The cradle consists of a sack, with the mouth kept open by a wire ring. Fragments greater than 6 cm in diameter are not accepted.

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The obtained sample is deposited in a plastic sample bag with a sampling card and the assigned sample ID. The sampling equipment is then washed prior to the collection of the next sample. Once all the samples in the channel have been collected the sample bags are transported to the surface and sorted with quality control samples being inserted at industry standard insertion rates prior to delivery to the Cuzcatlan Laboratory.

11.1.2	Core sampling

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box.

A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

Splitting of the core is performed by diamond saw. The geologist carefully determines the line of cutting, in such a way that both halves of the core are representative. The core cutting process is performed in a separate building adjacent to the core logging facilities. Water used to cool the saw is not re-circulated but stored in a tank to allow any fines to settle before final disposal.

Once the core has been split, half the sample is placed in a sample bag. A sampling card with the appropriate information is inserted with the core.

11.1.3	Bulk density determination

Bulk density samples have been primarily sourced from drill core (3,637 as of June 30, 2018) with a limited number being sampled from underground workings.

Bulk density measurements are performed at the ALS Global Laboratory in Vancouver using the OA-GRA08 methodology. This test consists of coating the core sample in paraffin wax, measuring the sample weight in air then suspending the sample in water and measuring the weight again. The bulk density is calculated using the following equation:

Bulk density =	Δ .
B – C – [(B – A) / Dwax]

Where

A = weight of sample in air

B = weight of waxed sample in air

C = weight of waxed sample suspended in water

D = density of wax

Results of this analysis are included in Section 14.9 of this Report.

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11.2	Dispatch of samples, sample preparation, assaying and analytical procedures

11.2.1	Sample dispatch

Following the sawing of drill core or the collection of chip fragments underground (described above) samples were placed in polyethylene sample bags with a sample tag detailing a unique sample identifier. The same sample identifier is marked on the outside of the bag and it is sealed with a cable tie. Secured sample bags are then placed in rice sacks. If the samples are from the underground channels, they are delivered each day to the Cuzcatlan onsite laboratory for preparation and analyses.

If the samples are of drill core, the rice sacks are labeled with the company name, number of samples contained in the sack and the sample number sequence. The rice sacks with the samples are then sealed with double cable ties and stored in a secure, dry and clean location. The rice sacks are subsequently transported by authorized company personnel to commercial freight shipment offices in Oaxaca for air transport to the ALS Global sample preparation facility in Guadalajara, Jalisco, Mexico.

11.2.2	Sample preparation

Cuzcatlan Laboratory

Upon receipt of a sample batch the laboratory staff immediately verifies that sample bags are sealed and undamaged. Sample numbers and IDs are checked to ensure they match that as detailed in the submittal form provided by the geology department. If any damaged, missing, or extra samples are detected, the sample batch is rejected and the geology department is contacted immediately to investigate and resolve the discrepancy. If the sample batch is accepted the samples are sequentially coded and registered as received.

Accepted samples are then transferred to individual stainless-steel trays that have a maximum capacity of 7 kg, with their corresponding sample IDs for drying. If the sample is excessively wet a little water is used to clean out the inside of the sample bag and ensure all fines are collected in the metal trays. The trays are placed on a trolley then placed into an electric furnace oven for 2–4 hours at a temperature of 100–118°C until the sample weight is constant.

Once samples have been dried, they are transferred to a separate ventilated room for crushing. The operator checks the samples received match those on the submittal form before each sample is fed into a terminator crusher in turn to reduce the original particle size so that 75 % passes a 10 mesh sieve size (2 mm). The sample may have to be put through the crusher twice if the required particle size is not achieved on the first pass. The crushing equipment is cleaned using compressed air and a barren quartz flush after each sample.

Once the sample has been crushed it is homogenized and reduced in size to approximately 1,000 g using a single-tier Jones riffle splitter. The reduced sample is returned to the sampling tray for pulverizing whereas the coarse reject material is returned to a labeled sample bag and temporarily placed in a separate storage room for transferal to the long-term storage facilities.

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Crushed samples are pulverized using a Rocklab standard LM2 disc mill so that 85 % of particles pass a 200 mesh sieve size. The pulverized sample is then homogenized by placing it in the center of a 40 cm x 50 cm rubber mat and lifting opposite corners five times each. The pulp sample is carefully placed in an envelope along with the sample ID label. Envelopes are taken to the balance room where they are checked to ensure the samples registered as having being received and processed match those provided in the envelopes.

ALS Global Laboratory

All exploration core samples are sent to the ALS Global sample preparation facility in Guadalajara, Mexico. Upon arrival a notification of sample reception is transmitted to Cuzcatlan and the samples entered into the laboratory sample management system. Following drying, the samples are weighed and the entire sample crushed to a minimum of 70 % passing a 10 mesh sieve size. The crushed sample is then reduced in size by passing the entire sample through a riffle splitter until a 250 g split is obtained. The 250 g split is then pulverized to a minimum of 85 % passing a 200 mesh sieve size. The pulverized samples are subsequently grouped by sample lot and shipped by commercial air freight to ALS Global’s analytical facility in Vancouver, British Columbia for analysis.

11.2.3	Sample analysis

Cuzcatlan Laboratory

Upon receipt of samples in the analytical laboratory, all pulps are re-checked to ensure they match the list in the submittal form. Two samples from the pulp envelope are then taken. One sample is analyzed using atomic absorption (AA) spectroscopy and the other by fire assay (FA) with gravimetric finish. Atomic absorption results are recorded when silver grades are less than 500 g/t or when gold grades are less than 6.5 g/t, otherwise the gravimetric results are recorded.

For the AA finish, 2 g of the pulp is weighed and added to a beaker, along with 40 ml of hydrochloric acid, 10 ml of nitric acid, and 10 ml of perchloric acid and heated gently at 90-100 °C until all the sample is digested. It is then cooled before the volume is increased with distilled water to approximately 200 ml prior to analysis by atomic absorption. Two machines are used one calibrated for gold and one for silver.

The above process is equivalent to the ALS Global OG62, four acid digestion with atomic absorption spectroscopy (AAS) finish.

For the FA with gravimetric finish, 30 g of the pulp is weighed and added to a crucible, along with 150 g of flux. The material is then carefully homogenized before being covered by a thin layer of borax.

The mixture is placed in a preheated oven at 1,050°C ± 5°C for 40 to 45 minutes. Once the crucibles have cooled the slag material is separated and discarded with the remaining material being transferred to a ceramic cup and placed in an oven at a temperature of 950 °C ± 2°C before it is reduced to 849 °C ± 2°C for 30 minutes in order to evaporate any lead and leave behind a clean doré (Ag/Au).

The doré is careful weighed on a micro balance before being transferred to a ceramic cup and dilute nitric acid added until 25 to 75 % of the crucible is filled. The ceramic pots are placed in an oven for approximately 30 minutes at 110 °C ± 10°C. The pots are removed from the oven and the silver nitrate solution is decanted leaving the gold. The remaining gold is washed with dilute (4%) ammonium hydroxide and then rinsed with distilled water. The calcined crucibles containing the gold are placed into an oven for 10 to 15 seconds at a temperature of 800 °C. Finally, the crucibles are removed from the oven, cooled and the gold weighed on a microbalance. The gold and silver contents are calculated using these weights.

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The above process is the equivalent of the ALS Global Method ME-GRA21 (Fire assay charge with gravimetric finish).

Fluorine has been analyzed at the Cuzcatlan Laboratory since mid-2018. As assaying for fluorine was not conducted prior to 2018, the geology department selects drill holes for assaying that represent areas planned for mining in the near future. Sampling consists of making a composite of multiple pulp samples that represent the full thickness of mineralization for each hole. The composite is then dried for an hour at 105 °C, weighed, with 0.5 ± 0.01 g placed in a zirconium crucible. Approximately 4 ± 0.1 g of sodium peroxide and 1 ± 0.1 g of sodium carbonate is added to the crucible and homogenized with a glass rod. Next, approximately 1 g of sodium peroxide is added, forming a cover to the mixture prior to being placed in an oven at approximately 750 ° C ± 50 ° C until the liquid becomes a deep red color, which is indicative that the sample has melted prior to shaking until total dissolution and allowing to cool to room temperature and the sample solidifies.

The crucible with its contents is then placed in a 300 ml beaker with 80 ml of deionized water, where the solids inside the zirconium crucible are dissolved and the solution cooled to room temperature before being transferred to a 250 ml graduated flask and left to rest for approximately 12 hours.

A 25 ml aliquot is then taken of the sample and poured into a 100 ml flask, with care taken not to extract sediment. Bromothymol blue is added along with a 25 % HCl solution, 50 ml of a buffer solution and deionized water. Finally, the contents of the flask are poured into a plastic cup and fluorine levels analyzed using a selective ion electrode (ISE) based on the calibration curve technique.

ALS Global

Upon arrival at ALS Global’s analytical facility in Vancouver, British Columbia, the sample identity data were entered into the company’s Laboratory Information Management System (LIMS). Analysis consists of the following procedures:

•	Homogenization and splitting of the samples;

•	Analysis for silver by ALS-Global Method ME-ICP41 – Aqua regia digestion and ICP—atomic emission spectroscopy (ICP-AES) finish;

•	For samples where silver ICP analysis exceeded 100 ppm the samples were rerun by ALS Global Method Ag-GRA21 – 30 g fire assay charge with gravimetric finish;

•	Fire assay for gold by ALS Global Method Au-AA23 – 30 g fire assay charge with AAS finish;

•	For samples where gold AAS analysis exceeded 10 ppm the samples were rerun by ALS Global Method Au-GRA21 – 30 g fire assay charge with gravimetric finish;

•	Analysis for 34 other elements by ALS-Global Method ME-ICP41 – Aqua regia digestion and ICP-AES finish;

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•	For samples where lead and zinc ICP analysis results exceeded 10,000 ppm (1.0%), the samples were re-run by ALS-Global Method PB-AA46 and Method ZN-AA46 - Aqua regia digestion and AAS finish.

All laboratory internal quality control results are reported on the laboratory assay certificates. Sample pulps and rejects are temporarily stored by ALS Global for later shipment back to the San Jose Mine site.

11.3	Laboratory accreditation

The Cuzcatlan Laboratory used by Fortuna/Cuzcatlan since 2012 for assaying channel samples was accredited as a testing laboratory having been assessed by the Standards Council of Canada (SCC) and found to conform with the requirements of ISO/IEC 17025:2005 for sample preparation and assaying of silver and gold with accreditation awarded on March 2, 2018 prior to this the laboratory was not certified. The Cuzcatlan Laboratory is not independent of Fortuna/Cuzcatlan.

The ALS Chemex Laboratory used by Fortuna/Cuzcatlan (renamed to ALS Global) for the submission of drill core and as an umpire laboratory for channel samples is an independent, privately-owned analytical laboratory group. The Vancouver laboratory holds ISO 17025 accreditation. The Mexican laboratory holds ISO 9001:2000 certification.

The SGS Laboratory used by Fortuna/Cuzcatlan as an umpire laboratory for drill core is located in Durango, being an independent and privately owned analytical laboratory group. The Durango laboratory holds ISO/IEC 17025:2005 accreditation for sample preparation and assaying.

American and Continuum used the same ALS Chemex Laboratory for assaying drill core as Fortuna/Cuzcatlan. Data obtained from the Pan American and Continuum programs represents less than 2 % of all information collected at the mine.

11.4	Sample security and chain of custody

Sample collection and transportation of drill core and channel samples is the responsibility of the exploration and mine geology departments.

Exploration core boxes are sealed and carefully transported to the core logging facilities located adjacent to the mine offices where there is sufficient room to layout and examine several holes at a time. Once logging and sampling have been performed, the core is transferred to the permanent storage facility at the mine site. The onsite storage facility is dry and well illuminated, with metal shelving. Core is stored chronologically and location plans of the warehouse provide easy access to all core collected by Cuzcatlan.

The drill core from the infill drilling program is stored in the same warehouse as the exploration core. The storage facility is managed by the Cuzcatlan geology department and any removal of material must receive their approval.

Coarse reject material from exploration and infill drill core is presently being stored securely in a separate warehouse. Pulps from the exploration and infill drill programs are stored in a secure and dry pulp storage facility.

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Coarse reject material from channel samples are collected from the Cuzcatlan Laboratory every day and stored in a storage facility located in a secure building half a kilometer from the main operation. Pulps of channel samples analyzed by ALS Global are also stored in the same storage facility as the coarse reject material. Pulps of channel samples analyzed by the Cuzcatlan Laboratory are stored in a secure storage facility at the operation.

Samples are retained in accordance with the Fortuna corporate sample retention policy. All drill core and coarse rejects and pulps from the drill core are stored for the life of mine. Disposal of coarse rejects from surface samples is performed after 90 days and is controlled by the exploration department. Disposal of coarse rejects from underground channel samples is performed after 90 days and is the responsibility of the Geology Superintendent.

11.5	Quality control measures

The implementation of a quality assurance/quality control (QAQC) program is current industry practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is made to assess the reliability of sample assay data and the confidence in the data used for the estimation.

Pan American and Continuum did not insert QC samples during their drill programs. In order to verify the Continuum results Fortuna submitted 42 samples representing 14 % of the total assessed samples for re-analysis, consisting of 23 pulp duplicates and 19 field duplicates (quarter core taken of the remaining half). The results were independently reviewed by Resource Modeling Inc. (RMI) who concluded that “there was no significant bias between the original Continuum assays and the 42 check assays” (Lechner & Earnest, 2009). Fortuna agrees with this conclusion. The Pan American and Continuum drilling represents less than 2 % of the total samples assayed in the Trinidad Deposit, with Fortuna/Cuzcatlan responsible for assaying the remaining 98%.

Cuzcatlan routinely inserts certified CRMs, blanks, field, preparation (coarse reject) and pulp duplicates to the Cuzcatlan and ALS Global laboratories.

The Cuzcatlan Laboratory has been the primary laboratory for assaying channel samples since February 2012 with the results of the inserted QC samples detailed below. Prior to this channel samples were sent to ALS Global together with appropriate numbers of CRMs, blanks, and duplicates, which indicated reasonable levels of accuracy, precision, and no contamination or sample switching issues. These results have not been detailed in this Technical Report as they correspond to areas that have been mined out. Exploration and infill drill core is sent to the ALS Global Laboratory with accompanying CRMs, blanks and duplicates with the QC results presented below.

Since April 2018, infill drill core has also been sent to the Cuzcatlan Laboratory (based on it attaining certification) for assaying silver and gold with the appropriate insertion of QC samples. Comment on the results to date for these inserted QC samples are detailed below for completeness.

Quality control measures regarding fluorine levels are monitored internally by the Cuzcatlan Laboratory as of the time of this Report.

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11.5.1	Certified reference material

CRMs are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analyzed to accurately determine its grade within known error limits. CRMs are inserted by the geologist into the sample stream, and the expected value is concealed from the laboratory, even though the laboratory will inevitably know that the sample is a CRMs of some sort. By comparing the results of a laboratory’s analysis of an CRM to its certified value, the accuracy of the result is monitored.

CRMs have been used to assess the accuracy of the assay results from both the Cuzcatlan and ALS Global laboratories having been placed into the sample stream by Cuzcatlan geologists to monitor accuracy of the analytical process. CRM results are assessed at the operation on a monthly basis using time series graphs to identify trends or biases.

Cuzcatlan Laboratory

Nineteen different CRMs have been used to monitor the Cuzcatlan Laboratory since February 2012 with the majority of CRMs (13 of the 19) generated from in-house coarse reject material and certified by CDN Resource Laboratories Ltd in Vancouver, Canada.

Channels

This analysis focuses on the submission of 4,178 CRMs with 75,983 channel samples (submission rate of 1 in 18 samples) between February 25, 2012 and June 30, 2018 to the Cuzcatlan Laboratory corresponding to the majority of channel samples taken at the operation. As described above the Cuzcatlan Laboratory employs a three-acid digestion methodology with AA for assaying silver, unless the grade is greater than 500 g/t Ag, in which case the sample is re-assayed by FA with a gravimetric finish. For gold, the sample is assayed using FA-AAS unless the gold greater is greater than 6.5 g/t Au, in which case the sample is re-assayed with a gravimetric finish.

Results for the SRM submitted to the Cuzcatlan Laboratory are detailed in Table 11.1. In addition to statistical analysis, graphical analysis of the results was also conducted to assess for trends and bias over time in the data.

Table 11.1	Results for CRMs inserted at Cuzcatlan Laboratory
Standard	Silver			Gold
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-1	370	1	100	370	7	98
CDN-CMC-2	366	2	99	366	0	100
CDN-CMC-3	397	19	95	397	33	92
CDN-CMC-4	411	12	97	405	33	92
CDN-CMC-6	252	3	99	251	5	98
CDN-CMC-7	280	3	99	280	2	99
CDN-CMC-8	302	0	100	302	5	98
CDN-CMC-9	328	1	100	328	4	99
CDN-CMC-11	225	0	100	225	10	96
CDN-CMC-12	215	1	100	215	1	100
CDN-CMC-13	231	2	99	231	0	100
CDN-CMC-79	250	3	99	250	2	99
ME-1304	8	0	100	8	1	88
ME-1406	8	1	88	8	0	100
ME-1505	7	0	100	7	0	100
CDN-FCM-2	1	1	0	1	1	0
CDN-GS-5H	35	18	49	37	9	76

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Standard	Silver			Gold
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-ME-4	15	0	100	16	3	81
CDN-CMC-5	478	4	99	477	29	93
Total	4,178	70	98	4,174	145	97
*Fail being >± 3 standard deviations from best value

Pass rates reported for CRMs submitted with channel samples since mining commenced to the data cut-off date for silver and gold values are 98 % and 96 % respectively. Two of the purchased CRMs failed to provide representative samples for the assaying process and submission ceased in favor of the in-house CRMs. The accuracy levels for silver and gold can be regarded as acceptable. The Cuzcatlan Laboratory had some initial issues with its protocols and equipment regarding gold assaying in the second half of 2012 and early 2013. The laboratory has been through several external audits culminating with its accreditation in 2018 and this work has resulted in continuous improvement in accuracy levels observed for gold grades.

Infill drill core

Three CRMs have been inserted with infill drill core samples to the Cuzcatlan Laboratory since April 23, 2018. No failures were identified in any of the 160 CRMs submitted with the 2,820 infill drill core samples, confirming a reasonable level of accuracy is being maintained at the laboratory for drill core samples.

ALS Global Laboratory

Drill core (exploration and infill-pre-April 2018) was sent to ALS Global for assaying. As described above, silver is assayed by ICP-AES, unless the grade is greater than 100 g/t Ag, in which case the sample is re-assayed by FA with a gravimetric finish.

A total of 4,303 CRMs to monitor the accuracy of silver assays were submitted with 96,341 drill core samples representing a submission rate of 1 in 22 samples between 2006 and June 30, 2018, of which 2,206 were submitted for assaying by ICP-AES (Table 11.2) and 2,097 by FA with a gravimetric finish (Table 11.3).

Table 11.2	Results for CRMs inserted with core assayed for silver by ICP-AES
Standard	Best value (g/t)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-1	38.3	93	0	100
CDN-CMC-2	65.4	225	6	97
CDN-CMC-6	45.0	182	5	97
CDN-CMC-7	105.6	8	3	63
CDN-CMC-11	45.9	48	0	100
CDN-CMC-12	89.8	35	2	94
CDN-FCM-2	73.9	88	1	99
CDN-FCM-3	23.6	1	1	0
CDN-FCM-5	28.4	9	0	100
CDN-FCM-7	64.7	15	0	100
CDN-GS-5G	101.8	11	0	100
CDN-GS-5H	50.4	2	1	50
CDN-GS-5J	72.5	27	0	100
CDN-HC-2	15.3	126	28	78
CDN-HLHZ	101.2	62	3	95
CDN-ME-1101	68.2	97	0	100
CDN-ME-12	52.5	74	0	100
CDN-ME-1201	37.6	3	0	100

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Standard	Best value (g/t)	No. submitted	No. of fails*	Pass (%)
CDN-ME-1202	10.0	1	0	100
CDN-ME-1204	58.0	88	0	100
CDN-ME-1205	25.6	136	1	99
CDN-ME-1301	26.1	67	0	100
CDN-ME-1304	34.0	185	1	99
CDN-ME-1306	104.0	76	5	93
CDN-ME-1406	57.1	153	1	99
CDN-ME-1413	52.2	117	2	98
CDN-ME-16	30.8	131	9	93
CDN-ME-18	58.2	24	0	100
CDN-ME-19	103.0	63	2	97
CDN-ME-2	14.0	59	0	100
Total		2,206	71	97

Table 11.3	Results for CRMs inserted with core assayed for silver by FA with a gravimetric finish
Standard	Best value (g/t)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-3	170.0	203	20	90
CDN-CMC-4	280.0	161	15	91
CDN-CMC-5	1,312.0	64	3	95
CDN-CMC-7	105.6	151	0	100
CDN-CMC-8	166.5	186	2	99
CDN-CMC-9	399.0	210	3	99
CDN-CMC-13	307.0	35	1	97
CDN-CMC-79	232.0	210	0	100
CDN-GS-5G	101.8	2	0	100
CDN-HLHZ	101.2	28	0	100
CDN-ME-1206	274.0	128	4	97
CDN-ME-1302	418.9	104	0	100
CDN-ME-1303	152.0	106	2	98
CDN-ME-1305	231.0	122	2	98
CDN-ME-1306	104.0	22	1	95
CDN-ME-1505	360.0	107	2	98
CDN-ME-19	103.0	30	1	97
CDN-ME-4	402.0	40	0	100
CDN-ME-5	206.1	23	1	96
CDN-ME-7	150.7	63	1	98
PM-1106	812.0	87	16	82
PM-1112	227.7	15	1	93
Total		2,097	75	96

CRMs inserted to assess silver grades using ICP-AES returned a pass rate of 97 % whereas CRMs assessing silver grades using FA with a gravimetric finish had a pass rate of 96%. It should be noted that many of the failures (28 of the 71) observed in the ICP-AES can be attributed to standard CDN-HC-2 which was thought to be inappropriate for ICP-AES analysis. The silver accuracy levels of core samples sent to ALS Global are regarded as reasonable.

Gold is assayed by FA-AA unless the gold concentration is greater than 10 g/t Au, in which case the sample is re-assayed by FA with a gravimetric finish.

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A total of 5,124 CRMs to monitor the accuracy of gold assays were submitted with 96,341 drill core samples representing a submission rate of 1 in 19 samples between March 1, 2006 and June 30, 2018, of which 4,938 were submitted for assaying by FA-AA (Table 11.4) and 186 by FA with a gravimetric finish (Table 11.5).

Table 11.4	Results for CRMs inserted with core assayed for gold by FA-AA
Standard	Best value (g/t)	No. submitted	No. of fails*	Pass (%)
CDN-CGS-20	7.75	32	1	97
CDN-CM-2	1.42	164	6	96
CDN-CMC-1	0.361	93	2	98
CDN-CMC-2	0.563	225	8	96
CDN-CMC-3	1.50	204	14	93
CDN-CMC-4	2.30	161	10	94
CDN-CMC-6	0.361	182	2	99
CDN-CMC-7	0.939	166	5	97
CDN-CMC-8	1.415	186	3	98
CDN-CMC-9	3.915	211	1	100
CDN-CMC-11	0.35	48	4	92
CDN-CMC-12	0.655	35	0	100
CDN-CMC-13	2.28	35	1	97
CDN-CMC-22	0.718	103	1	99
CDN-CMC-79	2.20	210	1	100
CDN-FCM-2	1.37	83	16	81
CDN-FCM-5	0.55	9	2	78
CDN-FCM-7	0.896	15	2	87
CDN-GS-3B	3.47	70	4	94
CDN-GS-3C	3.58	25	0	100
CDN-GS-3D	3.41	49	1	98
CDN-GS-5G	4.77	14	1	93
CDN-GS-5H	3.88	2	0	100
CDN-GS-5J	4.90	27	1	96
CDN-GS-5K	3.85	95	0	100
CDN-HC-2	1.67	126	21	83
CDN-HLHZ	1.31	95	10	89
CDN-ME-10	0.077	2	1	50
CDN-ME-1101	0.564	97	2	98
CDN-ME-12	0.348	74	20	73
CDN-ME-1201	0.125	3	0	100
CDN-ME-1204	0.975	88	5	94
CDN-ME-1205	2.20	136	3	98
CDN-ME-1206	2.61	129	1	99
CDN-ME-1301	0.437	67	0	100
CDN-ME-1302	2.412	104	1	99
CDN-ME-1303	0.924	105	2	98
CDN-ME-1304	1.80	185	3	98
CDN-ME-1305	1.92	122	1	99
CDN-ME-1306	0.919	108	2	98
CDN-ME-1406	0.678	153	2	99
CDN-ME-1413	1.01	117	1	99
CDN-ME-1505	1.29	109	1	99
CDN-ME-16	1.48	131	4	97
CDN-ME-18	0.512	24	2	92
CDN-ME-19	0.62	104	7	93
CDN-ME-2	2.10	59	3	95
CDN-ME-4	2.61	40	0	100
CDN-ME-5	1.07	23	3	87

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Standard	Best value (g/t)	No. submitted	No. of fails*	Pass (%)
CDN-ME-7	0.219	63	5	92
PM-112	1.346	15	1	93
PM-160	4.494	114	39	66
PM-409	1.125	89	14	84
Total		4,938	241	95

Table 11.5	Results for CRMs inserted with core assayed for gold by FA with a gravimetric finish
Standard	Best value (g/t)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-5	10.30	53	5	91
CDN-GS-47	47.12	64	0	100
CDN-GS-50	50.5	69	0	100
Total		186	5	97

CRMs inserted to assess gold grades using FA-AA returned a pass rate of 95 % whereas CRMs assessing gold grades using FA with a gravimetric finish had a pass rate of 97%. It should be noted that the CRMs that tended to fail at a higher rate were those inserted at the beginning of the monitoring program with results improving as time has progressed. The gold accuracy levels for core samples sent to ALS Global are regarded as reasonable for estimation purposes.

11.5.2	Blanks

Field blank samples are composed of material that is known to contain grades that are less than the detection limit of the analytical method in use and are inserted by the geologist in the field. Blank sample analysis is a method of determining sample switching and cross-contamination of samples during the sample preparation or analysis processes. Cuzcatlan uses coarse marble sourced from a local quarry and provided by an external supplier as their blank sample material.

Cuzcatlan Laboratory

Channels

The analysis focuses on the submission of 4,343 blanks since February 25, 2012 to June 30, 2018 representing a submission rate of 1 in 17 samples. Results of the blanks submitted indicate that cross contamination and mislabeling are not material issues at the Cuzcatlan Laboratory. Of the 4,343 blank samples submitted, 11 exceeded the fail line (set at two times the lower detection limit) for silver assays and 21 for gold assays indicating an excellent result with pass rates greater than 99%.

Infill drill core

Of the 164 blanks submitted to the Cuzcatlan Laboratory with 2,829 infill drill core samples since April 23, 2018 to June 30, 2018 no failures for silver or gold (set at two times the lower detection limit) were detected, indicating that cross contamination and mislabeling are not material issues at the Cuzcatlan Laboratory.

ALS Global Laboratory

A total of 5,094 blanks were submitted with core samples to the ALS Global Laboratory by Fortuna and Cuzcatlan covering all core submitted since March 1, 2006 to June 30, 2018 (and in the case of infill drill core – April 2018) representing a submission rate of 1 in 19 samples. Of the 5,094 blank samples submitted 87 exceeded the fail line (set at two times the lower detection limit) for silver, and 15 exceeded the fail line for gold assays. This represents a pass rate of greater than 98 % for both silver and gold blank submissions. If two blanks failed in succession, all assay results for the batch were automatically reviewed and re-analyzed if deemed necessary. Blank results from ALS Global are regarded as acceptable indicating no significant sample switching or contamination.

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11.5.3	Duplicates

The precision of sampling and analytical results can be measured by re-analyzing the same sample using the same methodology. The variance between the measured results is a measure of their precision. Precision is affected by mineralogical factors such as grain size and distribution and inconsistencies in the sample preparation and analysis processes. There are a number of different duplicate sample types which can be used to determine the precision for the entire sampling process, sample preparation, and analytical process. A description of the different types of duplicates used by Cuzcatlan is provided in Table 11.6.

Table 11.6	Duplicate types used by Cuzcatlan
Duplicate	Description
Field	Sample generated by another sampling operation at the same collection point. Includes a second channel sample taken parallel to the first or the second half of drill core sample and submitted in the same or separate batch to the same (primary) laboratory.
Preparation	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted in the same batch by the laboratory.
Laboratory	Second sample obtained from splitting the pulverized material during sample preparation and submitted in the same batch by the laboratory.
Reject assay	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted blind to the same or different laboratory that assayed the original sample.
Duplicate assay	Second sample obtained from splitting the pulverized material during sample preparation and submitted blind at a later date to the same laboratory that assayed the original pulp.
Check assay	Second sample obtained from the pulverized material during sample preparation and sent to an umpire laboratory for analysis.

Numerous plots and graphs are used on a monthly basis to monitor precision and bias levels. A brief description of the plots employed in the analysis of Cuzcatlan duplicate data, is described below:

•	Absolute relative difference (ARD) statistics: relative difference of the paired values divided by their average.

•	Scatter plot: assesses the degree of scatter of the duplicate result plotted against the original value, which allows for bias characterization and regression calculations.

•	Ranked half absolute relative difference (HARD) of samples plotted against their rank % value.

Duplicates were submitted to both the Cuzcatlan Laboratory (with channel samples) and the ALS Global Laboratory (with drill core). The ALS laboratory also acts as the umpire laboratory, analyzing reject assays and check assays (pulps) from the Cuzcatlan Laboratory.

If both the original and duplicate result returned a value less than 10 times the detection limit, the result was disregarded for the ARD analysis due to distortion in the precision levels at very low grades close to the limits at which the instrumentation can measure. These very low values are not seen as material and can distort more meaningful results if they are not removed.

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Cuzcatlan Laboratory

Channels

Cuzcatlan inserts field duplicates with channel samples as part of its QAQC program. Preparation and laboratory duplicates are inserted by the laboratory whereas reject assays and duplicate assays are inserted blind from the geology department. Check assays (both coarse rejects and pulps) from the Cuzcatlan Laboratory are sent to the certified laboratory of ALS Global to provide an external monitor of precision. CRMs and blanks are also submitted with the check assays to ensure the accuracy of the ALS results. Half absolute relative difference (HARD) results for duplicates were used to assess the Cuzcatlan Laboratory (Table 11.7).

Table 11.7	Duplicate results for Cuzcatlan Laboratory
Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed	Percent of samples meeting HARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	AA-3Ac	1,391	45.2
		FA-GRAV	619	39.4
	Au (g/t)	FA-AA	1,631	42.6
		FA-GRAV	379	44.9
Preparation dulpicate[2]	Ag (g/t)	AA-3Ac	5,218	6.5
		FA-GRAV	639	2.1
	Au (g/t)	FA-AA	5,493	7.7
		FA-GRAV	364	3.8
Laboratory Duplicate[3]	Ag (g/t)	AA-3Ac	4,732	4.9
		FA-GRAV	664	1.4
	Au (g/t)	FA-AA	5,012	6.7
		FA-GRAV	384	2.9
Reject assays[4]	Ag (g/t)	AA-3Ac	1,624	9.9
		FA-GRAV	455	5.4
	Au (g/t)	FA-AA	1,836	12.3
		FA-GRAV	243	7.9
Duplicate assays (pulps)[5]	Ag (g/t)	AA-3Ac	2,060	7.6
		FA-GRAV	542	4.1
	Au (g/t)	FA-AA	2,324	11.0
		FA-GRAV	278	6.9
Check assays (rejects)[6]	Ag (g/t)	AA-3Ac	2,139	12.0
		FA-GRAV	546	5.1
	Au (g/t)	FA-AA	2,394	12.5
		FA-GRAV	291	9.8
Check assays (pulps)[7]	Ag (g/t)	AA-3Ac	2,506	7.7
		FA-GRAV	642	3.2
	Au (g/t)	FA-AA	2,809	9.7
		FA-GRAV	339	6.1

*HARD = Half Absolute Relative Difference

1.       Acceptable HARD value for field duplicates is <30%

2.       Acceptable HARD value for preparation duplicates is <20%

3.       Acceptable HARD value for laboratory duplicates is <10%

4.       Acceptable HARD value for reject assays is <20%

5.       Acceptable HARD value for duplicate assay pulps is <10%

6.       Acceptable HARD value for check assays rejects is <20%

7.       Acceptable HARD value for check assays pulps is <15%

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In general precision levels are reasonable with the majority of HARD values being less than the accepted threshold value. However, field duplicate results are poor for both silver and gold. The operation has tested numerous practices to improve the sampling procedure, such as including: closer supervision of the sampling process; increasing the sampling mass; trying alternative sampling methods with limited success. In addition, several adjustments have been made by the laboratory to improve the gold analytical techniques with improvements seen over the years.

Duplicate coarse reject and pulps sent to an umpire laboratory indicate reasonable precision levels between laboratories, suggesting the issue with the field duplicates is not a Cuzcatalan laboratory issue. This was further confirmed by Cuzcatlan when a program of homogenizing and splitting field samples under controlled conditions in the laboratory prior to submission to the total sample stream returned reasonable precision levels.

Based on the above, the poor precision levels for the field duplicates have been attributed to the heterogeneous nature of the mineralization with the presence of a moderate to high nugget effect. It is worth noting that the results observed for the precision levels for the channel samples is similar to that for drill core, suggesting that sampling error is not the problem.

Infill drill core

A full array of duplicate samples has been used to assess precision levels in respect to drill core sample analysis at the Cuzcatlan Laboratory with number of duplicate submissions ranging from 146 for field duplicates (rate of one in 20) to 64 for reject assays (rate of one in 44) that had been received at the time of the data cut-off on June 30, 2018. Results are very similar to those described for the channel samples, and confirm conclusions regarding precision levels.

ALS Global Laboratory

Cuzcatlan has primarily relied on the insertion of field duplicates, reject assays (coarse rejects) and duplicate assays (pulps) to assess the precision of drill core results from the ALS Global Laboratory. The operation also monitors the results of the in-house preparation and laboratory duplicates inserted by ALS. Cuzcatlan also regularly sends check assays (both coarse rejects and pulps) to the umpire laboratory, SGS, to provide an external monitor of precision. CRMs and blanks are also submitted with the check assays to monitor the accuracy of the SGS laboratory.

Precision results for exploration core samples evaluated by ALS Global, expressed as HARD are detailed in Table 11.8.

Table 11.8	Duplicate results of drill core submitted to ALS Global
Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed#	Percent of samples meeting HARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	ICP-AES	2,011	41
		FA-GRAV	410	39
	Au (g/t)	FA-AA	2,416	42
		FA-GRAV	5	-
Preparation dulpicate[2]	Ag (g/t)	ICP-AES	1,297	20
		FA-GRAV	79	6
	Au (g/t)	FA-AA	1,370	33
		FA-GRAV	6	-
Laboratory Duplicate[3]	Ag (g/t)	ICP-AES	4,146	20
		FA-GRAV	524	2
	Au (g/t)	FA-AA	4,336	9
		FA-GRAV	71	5

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Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed#	Percent of samples meeting HARD* acceptance criteria
Reject assays[4]	Ag (g/t)	ICP-AES	1,634	23
		FA-GRAV	579	13
	Au (g/t)	FA-AA	2,179	25
		FA-GRAV	34	10
Duplicate assays (pulps)[5]	Ag (g/t)	ICP-AES	1,614	15
		FA-GRAV	615	3
	Au (g/t)	FA-AA	2,196	17
		FA-GRAV	33	10

*HARD = Half Absolute Relative Difference

1.       Acceptable HARD value for field duplicates is <30%

2.       Acceptable HARD value for preparation duplicates is <20%

3.       Acceptable HARD value for laboratory duplicates is <10%

4.       Acceptable HARD value for reject assays is <20%

5.       Acceptable HARD value for duplicate assay pulps is <10%

The results demonstrate the highly variable nature of the mineralization with poor precision results for the field duplicates, reject assays and duplicate assays. However, it was discovered during an audit of the results that the exploration team had been tending to insert low-grade samples (<60 g/t Ag) and this has had a detrimental effect on the results. When higher-grade values are assessed the precision levels improve and are seen to be acceptable, which is reflected in the superior results observed for the samples assayed with a gravimetric finish.

Results from the SGS laboratory return similar precision levels suggesting the issue is not specific to ALS Global.

Precision levels of field duplicates for infill and exploration drill core samples submitted to ALS Global are poor. The results are indicative of the highly variable ‘nuggety’ nature of the mineralization that reduces precision levels. The operation has assessed the nugget effect by crushing and splitting the core to obtain a ‘field split’ prior to submission to ALS Global rather than using the other half of the core. Results indicate that precision is not an issue at the laboratory, but is inherent in the sample and generated due to splitting of the core.

Cuzcatlan continues to monitor and attempt to improve the precision of the sampled drill core; however, the results indicate the difficulty the variable grades present for grade estimation, particularly for gold.

11.5.4	Conclusions regarding quality control results

Accuracy (CRM submission) and sample contamination/switching (blank submission) for both laboratories is reasonable, with the Cuzcatlan Laboratory making some significant improvements in its gold accuracy since 2013. Precision remains a problem with field duplicate results below the expected levels at both ALS Global and Cuzcatlan. Precision levels for field duplicates have improved over time as the operation has worked hard at improving their sampling, preparation and analytical techniques but is still falling short of the target levels. The fact that both sample types (drill core and channels) return lower than expected precision results for field duplicates, along with the results of testing ‘field splits’, supports the theory that the style of mineralization is inherently variable and obtaining a large enough sample mass to counteract this variance is impractical. The failure to reproduce similar grades in the same sample does mean that there is a slightly higher level of uncertainty in the estimate, particularly for gold, and that some variation between the estimate and reality as reported in the reconciliation should be expected. However there does not appear to be a definitive bias to the results and the variation has been taken into account during Mineral Resource confidence classification.

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11.6	Comment on Section 11

Implementation of a QAQC program is current industry practice and involves establishing appropriate procedures and the routine insertion of CRMs, blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process since taking control of the San Jose Project in 2006 in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

The style of mineralization does present problems primarily with precision levels due to the “nugget effect” and subsequently some variations between the estimate and reality can be expected on a local scale. The gold assays are likely to present the biggest variation and the operation must continue to improve the channel sampling process to improve repeatability so as to increase the confidence in the block model estimates and grade control grades.

It is the opinion of the QPs that the sample preparation, security, and analytical procedures used at San Jose for samples sent to both the ALS Global and Cuzcatlan laboratories have been conducted in accordance with acceptable industry CRMs and that assay results generated following these procedures are suitable for use in Mineral Resource and Mineral Reserve estimation.

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12	Data Verification

12.1	Introduction

12.1.1	Pan American and Continuum

Information regarding the verification of data conducted by Pan American and Continuum was not available for this Report.

In order to verify Continuum results Fortuna submitted 42 samples representing 14 % of the total assessed samples for re-analysis, consisting of 23 pulp duplicates and 19 field duplicates (quarter core taken of the remaining half). The results were independently reviewed by Resource Modeling Inc. (RMI) who concluded that “there was no significant bias between the original Continuum assays and the 42 check assays” (Lechner & Earnest, 2009). Fortuna agrees with this conclusion. The Pan American and Continuum drilling represents less than 2 % of the total samples assayed in the Trinidad Deposit, with Fortuna/Cuzcatlan responsible for assaying the remaining 98%.

12.1.2	Cuzcatlan

Since taking ownership in 2009 Cuzcatlan mine site staff have adhered to a stringent set of procedures for data storage and validation, performing verification of its data on a monthly basis for all data relating to drilling and channel samples. The operation employs a Database Administrator who is responsible for oversight of data entry, verification and database maintenance.

Steps taken by the Qualified Person to verify the data used in the Mineral Resource and Mineral Reserve estimation process and detailed in this Report include evaluation of the following areas:

•	Database

•	Collars and down-hole surveys

•	Geological logs and assays

•	Metallurgical recoveries

•	Estimation parameters

•	Mine reconciliation

12.2	Database

Prior to 2017, Cuzcatlan data used for Mineral Resource estimation were stored in two SQL databases, one for storing channel data and the other for drill hole data. The databases were fully validated annually by Fortuna as part of the Mineral Resource estimation process.

In mid-2017, Cuzcatlan worked with staff from Maxwell Geoservice to transfer all information into the commercial SQL database system, DataShed, employing a dedicated Data Manager to oversee the data transfer. All data must pass a series of validation checks prior to being imported into DataShed.

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In addition, an independent audit of the database is conducted every quarter by a dedicated database auditor. A report is filed listing any discrepancies and Cuzcatlan staff are required to make the necessary corrections.

A further preliminary validation of the database was performed by the Cuzcatlan geology department in June 2018 prior to usage for resource updating.

The database was then reviewed and validated by Mr. Eric Chapman, P. Geo. The data verification procedure involved the following:

•	Evaluation of minimum and maximum grade values

•	Investigation of minimum and maximum sample lengths

•	Randomly selecting assay data from the database and comparing the stored grades to the original assay certificates

•	Assessing for inconsistences in spelling or coding (typographic and case sensitivity errors)

•	Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing

•	Assessing for sample gaps or overlaps

No significant inconsistencies were discovered.

12.3	Collars and downhole surveys

The QP checked randomly selected collar and downhole survey information for each campaign against source documentation. In addition, the QP completed a hand-held GPS survey of randomly selected surface drill hole collars. The results showed a good correlation with locations recorded in the database.

Downhole surveys are taken using survey equipment such as a Flexit or Reflex tool. A validation of the readings was performed by the QP by randomly selecting readings taken from individual holes and assessing the level of deviation between successive data points. If significant discrepancies (e.g. > 15%) existed between data points, the information was flagged and follow up checks performed.

12.4	Geologic logs and assays

In early 2018 Cuzcatlan initiated the usage of the Maxwell LogChief software that supports the electronic collection of geologic and geotechnical information in the field using a standardized system of drop-down menus to promote consistency. In addition, all information is electronically transferred to the database removing the risk of transcription errors.

For validation purposes, the QP randomly selected drill core to cross reference the geological descriptions recorded in the database with that seen in the physical core. No significant discrepancies were noted.

Assays received by Cuzcatlan are reported in both portable document format (pdf) and Microsoft Excel format. Documents are compared and only imported into the database if they are in agreement. Importation is performed electronically without requiring transcription.

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Assay data are verified using a full QAQC program including the insertion of CRMs, blanks and duplicates for assays reported by both Cuzcatlan and ALS Global laboratories. A full description of this program and its results is provided in Section 11.5.

To further verify the assay data the QP randomly selects assay data from the database and compares the assay results stored to that of the original assay certificates.

12.5	Metallurgical recoveries

A daily log is produced by the Cuzcatlan plant that monitors the performance of the plant including the metallurgical recovery achieved for each metal produced. This daily log is supplemented with a monthly plant reconciliation report that reconciles the head grades with the concentrate and tailings grades to verify the recoveries being achieved at the operation. The QPs receive a copy of the above information and have used these data to check that the proposed metallurgical recoveries set out in this Report are achievable and reasonable.

12.6	Estimation

The Mineral Resource and Mineral Reserve estimation methodology followed by Cuzcatlan, as described in Sections 14 and 15 of this Report, is defined in Fortuna’s procedural manual, which is based on CIM (2003) best practice guidelines.

Each step of the process is documented and a checklist developed that is signed off by Cuzcatlan staff and the QP reviewer as it is completed.

12.7	Mine reconciliation

Cuzcatlan performs a reconciliation of the resource and reserve block model estimates against production following a corporate procedural manual on a quarterly basis and reports these results to Fortuna. The QPs are responsible for reviewing and validating the results reported and ensuring any discrepancies greater than 15 % are investigated and reasons for the variation explained.

Historical mine reconciliation results indicate that the estimation methodology is reasonable and production has reconciled well with the estimates for the last five years.

12.8	Comment on Section 12

The QP is of the opinion that the data verification programs performed on the data collected from the mine are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource and Reserve estimation at the San Jose Mine and that, to the knowledge of the QP’s, there are no limitations on or failure to conduct such verification that would material impact the results. This conclusion is based on the following:

•	No material sample biases were identified from the QAQC programs. Analytical data that were considered marginal were accounted for in the resource classifications

•	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits

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•	Quarterly reviews of the database producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted

•	Cuzcatlan compiled and maintains a relational database (DataShed) for the San Jose Mine which contains all collar, assay, density, survey and lithology information as well as all associated QAQC data

•	Drill hole and channel collar and downhole surveys are conducted using standard industry techniques

•	All geologic and assay data is electronically collected and imported into the database eliminating the potential for transcription errors

•	Drill data is verified prior to Mineral Resource estimation, by running a software program check

•	Estimation methodology is verified by a QP with each stage being reviewed and checklists completed

•	Quarterly mine reconciliation reports monitor the performance of the resource and reserve block model estimates and indicate a high level of accuracy with production results typically within ±15%

The QP has personally verified data used in Mineral Resource estimation, including the database, collars and down-hole surveys, geological logs and assays, metallurgical recoveries, estimation parameters, and mine reconciliation.

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13	Mineral Processing and Metallurgical Testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON Research (METCON) in 2009 and reported in the prefeasibility study prepared by CAM (2010). The following provides a summary of the metallurgical work conducted and includes comments regarding the most recent studies and findings from the processing plant.

13.1	Metallurgical tests

The metallurgical study METCON performed was conducted on 10 composite samples representing a variety of potential ore types from the Trinidad Deposit. The test work included the following:

•	Whole rock analysis

•	Bond ball mill work index

•	Grind calibration

•	Rougher flotation test work with three stages of cleaning

•	Locked cycle flotation test work

•	Rougher kinetics flotation

A summary of the relevant information obtained in respect to the above test work is detailed below.

Metallurgical tests have not been conducted as of the effective date of this Report for material from the Victoria mineralized zone. Petrographic studies conducted by Albinson (2018) indicate that mineralogically the material is similar to that from the Trinidad Deposit.

13.1.1	Whole rock analysis

The data developed in the whole rock analysis conducted on the variability composite samples showed that quartz (SiO2) is the main gangue mineral and the samples are amenable to gold and silver recoveries by flotation. The whole rock analysis was based on ten composite samples taken from separate drill holes that provide good spatial representivity, as detailed in the prefeasibility study (CAM, 2010).

Cuzcatlan conducted additional whole rock analysis tests on more than 40 separate composites between September 2012 and June 2016. The tests provided similar results to the original 10 composites evaluated and confirmed that these were representative of the style of mineralization at the deposit.

13.1.2	Bond ball mill work index

The Bond ball mill grindability test is used to determine the work index which is used in conjunction with Bond’s Third Theory of Comminution to calculate net power requirements to grind the ore so that 80 % passes a specified sieve size. METCON performed the first evaluation in 2009 as part of the prefeasibility study obtaining values ranging between 14.35 and 19.20 kWh/t for the samples assessed. The upper value of 19.20 kWh/t was used for design purposes.

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Cuzcatlan has conducted 60 additional Bond work index (BWi) tests since early 2012. In all cases, composite samples were sent to SGS Minerals Services, Durango and Mexican Geological Services, Oaxaca. Results range from 15.5 to 20.3 kWh/t, averaging 17.7 kWh/t.

The results of the test work indicate that the average BWi is lower than the plant design and should result in less power being required than was predicted. However, the results also show that there are some cases where the BWi is equal to the design so that the plant is prepared to treat all material without any losses in the process.

13.1.3	Locked cycle flotation

The METCON study also included testing locked cycle flotation using two stages of grind on the composite samples. The conclusions of this study as summarized in the CAM (2010) prefeasibility study were as follows:

•	The metallurgical data indicated that average concentrate grades of 74 g/t for gold and 6,676 g/t for silver may be produced on the composite sample using a two-stage grind process

•	Gold and silver average recoveries of approximately 90 % gold and 88 % silver may be produced on the composite sample

•	Iron contained in the precious metal concentrate impacts the precious metal concentrate grade

•	Further metallurgical testing should be conducted to study pyrite depression on the final precious metal concentrate

Results obtained from the plant since 2012 are detailed in Table 13.1.

Table 13.1	Plant concentrate and recovery values since 2012
Composite period	Head Grade		Concentrate grade		Recovery
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (%)	Au (%)
2012	188	1.74	6,284	57.77	87.52	86.79
2013	194	1.46	5,977	45.01	88.61	88.94
2014	226	1.72	6,833	52.06	89.40	89.52
2015	234	1.83	7,190	56.20	91.40	91.26
2016	228	1.72	7,906	59.41	92.36	92.07
2017	247	1.88	7,509	56.94	92.02	91.70
2018	260	1.75	8,685	58.25	91.75	91.56

Results obtained from the plant are comparable to those used in the design process.

During the second half of 2015, more detailed flotation tests were performed by the Cuzcatlan metallurgical department, where more representative samples were used to predict the metallurgical recovery for the 2016 and 2017 years. The average recovery results were 90.6 % gold and 91.9 % silver.

Operational results for 2016 and 2017 (Table 13.1) demonstrated sustained recoveries of 92% for silver and 91% for gold could be achieved, with these levels being confirmed from laboratory tests of representative samples taken from the mine. Current LOM recoveries are forecast to be maintained at these levels.

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Metallurgical recovery is found to vary according to the grade of material processed, with low-grade recovery averaging 86 to 87 % whereas high-grade recovery can be up to 97%.

13.1.4	Thickening and Filtering

A further difference between the plant design and functionality has been in the amount of flocculent required for thickening and filtering process of the tailings and concentrate. The CAM (2010) prefeasibility study had recommended the usage of 40 g/t to 60 g/t of the reagent HychemAF304 for thickening of tailings to achieve solid content of 47 to 51%. Cuzcatlan has performed the thickening of tailings using the reagent Magnafloc 336 at the lower concentrations of 15 g/t to 25 g/t and producing tailings with approximately 55 % solid content.

The reagent HychemAF304 (recommended at 25 g/t to 40 g/t concentrations) was also replaced with Magnafloc336 (5 g/t to 10 g/t concentrations) for thickening the concentrate with no detrimental effect to the solid content percentage. In this way the plant has made significant cost savings by reducing the quantity of flocculants used in the plant.

Please refer to Section 17 for additional information on the metallurgical recovery of the plant.

13.2	Deleterious elements

In late 2017 it was observed that levels of fluorine began to increase in the concentrate with the financial department reporting that penalties were occasionally being applied by the purchaser in accordance with the commercial terms.

During the second half of 2018, metallurgical tests were conducted in order to assess if the levels of fluorine in the final concentrate could be reduced. Currently, it has been possible to prevent the concentration of this element, but levels could not be reduced. Therefore, the concentration of fluorine fed into the plant will be the same as that observed in the final concentrate and penalty payments are expected in 2019 based on the current sales contract and taken into account as part of the financial analysis.

13.3	Comment on Section 13

It is the opinion of the QP that the San Jose Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2011. In the opinion of the QP, the San Jose metallurgical samples tested and the ore that is presently treated in the plant is representative of the material included in the LOMP in respect to grade and metallurgical response. Metallurgical recovery is estimated to be constant for the LOMP at 92 % for silver and 91 % for gold. Differences between vein systems are minimal with regard to recovery.

Deleterious elements detected in ore located in certain parts of the deposit have the potential to affect economics due to penalties that could be applied during smelting. This includes elevated levels of fluorine (>1,000 ppm), which has been accounted for as part of the financial analysis.

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14	Mineral Resource Estimates

14.1	Introduction

The following chapter describes in detail the Mineral Resource estimation methodology of the veins at the San Jose Mine. The Mineral Resource estimate discussed in this section relates to the Trinidad Deposit located between UTM coordinates 1846500N and 1847750N (Datum NAD 1927, UTM Zone 14N).

14.2	Disclosure

Mineral Resources were prepared by Alexander Delgado of Cuzcatlan under the technical supervision of Eric Chapman (P.Geo.) a Qualified Person as defined in National Instrument 43-101. Mr. Chapman is an employee of Fortuna.

The simulation methodology was peer reviewed by Snowden Mining Industry Consultants (Snowden) in 2012. Mineral Resources are estimated and reported as of June 30, 2018.

14.2.1	Known issues that materially affect Mineral Resources

Fortuna does not know of any issues that materially affect the Mineral Resource estimates. These conclusions are based on the following:

•	Environmental: Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine, as detailed in Section 20

•	Permitting: Cuzcatlan has represented that permits are in good standing

•	Legal: Cuzcatlan has represented that there are no outstanding legal issues; no legal actions, and/or injunctions pending against the Project

•	Title: Cuzcatlan has represented that the mineral and surface rights have secure title

•	Taxation: No known issues

•	Socio-economic: Cuzcatlan has represented that the operation has community support from the local town of San Jose del Progreso

•	Marketing: No known issues

•	Political: Cuzcatlan believes that the current government is supportive of the operation

•	Other relevant issues: No known issues

•	Mining: No known issues

•	Metallurgical: Cuzcatlan presently successfully treats ore extracted from the San Jose Mine in the onsite processing plant to produce a silver concentrate with gold credits. This work has been described in Section 13

•	Infrastructure: No known issues

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14.3	Assumptions, methods and parameters

The 2018 Mineral Resource estimates were prepared via conditional simulation in veins associated with the Trinidad Deposit and using inverse distance weighting employing a power of two (IDW) for the Victoria mineralized zone (main vein) based on the following steps:

•	Data validation as performed by Fortuna

•	Data preparation including importation to various software packages

•	Geological interpretation and modeling of mineralization domains

•	Coding of drill hole and channel data within mineralized domains

•	Sample length compositing of both drill holes and channel samples

•	Exploratory data analysis of the key constituents: silver, gold, lead, zinc, copper, and density

•	Analysis of boundary conditions

•	Declustering of key constituents

•	Analysis of extreme data values and application of top cuts

•	Transformation of declustered Ag and Au grades into normal score distributions

•	Variogram analysis and modeling of normal score distributed data

•	Conditional simulation of three realizations of the primary veins into a 2 m x 2 m x 2 m grid of nodes

•	Re-blocking of simulations to represent 4 m x 4 m x 4 m selective mining unit (SMU) blocks

•	Validation of realizations through comparison to input data

•	Conditional simulation of 50 realizations and re-blocking to SMU size blocks

•	Validation of simulation results and estimation of recoverable resources

•	Estimation of silver, gold, lead, zinc, copper, fluorine grades by IDW, and density value assignment

•	Depletion of blocks identified as extracted or inaccessible

•	Classification of estimates with respect to 2014 CIM guidelines

•	Mineral Resource tabulation and reporting

14.4	Supplied data, data transformations and data validation

Cuzcatlan information used in the 2018 estimation is sourced from Maxwell’s DataShed industry-standard database.

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Supplied data included all information available as of June 30, 2018 and was provided by Cuzcatlan.

14.4.1	Data transformations

All data is stored using the same UTM coordinate system (NAD 1927, UTM Zone 14N) and the same unit convention. Transformations of the supplied drill hole and channel information, including assay grades, were not required.

14.4.2	Software

Mineral Resource estimates have relied on several software packages for undertaking modeling, statistical, geostatistical and grade interpolation activities. Wireframe modeling of the mineralized envelopes was performed in Leapfrog Geo version 4.3. Data preparation, block modeling and IDW grade interpolations were performed in Datamine RM version 1.4.126. Declustering, statistical and variographic analysis was performed in Supervisor version 8.6. Normal score transformations, sequential Gaussian simulation, and re-blocking of simulations were performed using the Geostatistical Software Library (GSLIB).

14.4.3	Data preparation

Collar, survey, lithology, and assay data exported from DataShed database were provided by Cuzcatlan in Access format and imported into Datamine RM to build 3D representations of the drill holes and channels. Assay values at the detection limit were adjusted to half the detection limit. Absent assay values were adjusted to a zero grade. In areas that were estimated (Trinidad Deposit and Victoria mineralized zone), a total of 247 surface drill holes and 466 underground drill holes totaling 249,072.35 m and 20,217 channels totaling 85,250.06 m were available for usage in the Mineral Resource estimate (Table 14.1). Only a portion of the 334,322 m of data has been assayed. It should be noted that Fortuna/Cuzcatlan has been responsible for collecting 98 % of the data.

Table 14.1	Data used in the 2018 Mineral Resource update of the Trinidad Deposit and Victoria mineralized zone
Company	Sample Type	Count	Meters	Percent of Total
Fortuna/Cuzcatlan	Surface Diamond Drill holes	231	88,827.15	27
	UG Diamond Drill holes	466	155,023.70	46
	UG Channels	20,043	84,553.83	25
	Sub-total	20,740	328,404.68	98
Continuum	Surface Diamond Drill holes	13	4,370.00	1
	UG Channels	174	696.23	0
	Sub-total	187	5,066.23	2
Pan American Silver	Surface Diamond Drill holes	3	851.50	0
TOTAL	n/a	20,930	334,322.41	100

14.4.4	Data validation

An extensive data validation process was conducted by Cuzcatlan and Fortuna prior to Mineral Resource estimation with a more detailed description of this process provided in Section 12.

Validation checks were also performed upon importation into Datamine mining software and included searches for overlaps or gaps in sample and geology intervals, inconsistent drill hole identifiers, and missing data. No significant discrepancies were identified.

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14.5	Geological interpretation and domaining

Mineralization at the San Jose Project is typical of a low-sulfidation epithermal style deposit having formed in a relatively low temperature, shallow crustal environment. Silver–gold mineralization is hosted by hydrothermal breccias, crackle breccias, quartz/carbonate veins and zones of sheeted and stockworked quartz/carbonate veins emplaced along steeply-dipping north- and north–northwest-trending fault structures. The main silver–gold bearing species are acanthite (argentite) and electrum. Host rocks consist of andesitic to dacitic subaerial and subaqueous lava flows of presumed Paleogene age.

Major vein systems recognized in the Trinidad Deposit all have a general north to south strike orientation and near vertical dip. Veins have been divided into three classes according to the extent of exploration and mineralization. Primary veins have extensive exploration from both drilling and underground extraction and are well-understood in terms of geologic and grade continuity. They represent the majority of estimated silver equivalent resource ounces (85%) of the San Jose deposit. Secondary veins have fewer intercepts and limited underground exploration, and generally have a lower level of confidence in the estimates of tonnes and grade. Tertiary domains have been subjected to very limited exploration and have not been estimated as resources due to the low level of confidence in the geological continuity at this stage of exploration. Statistical analysis of intervals intersecting the interpreted tertiary structures have been included for completeness but no additional evaluation has been conducted. The evaluation has included the first time estimate of resources in the Victoria main structure which was discovered approximately 350 m to the east of the Trinidad Deposit.

Primary domains

•	Bonanza (Bv), Trinidad (Tv), Stockwork (Swk), and Stockwork2 (Swk2)

Secondary domains

•	Fortuna (Fv), Paloma (Pv), Bonanza HW splay (Bhws), Trinidad FW splay (Tfw), Trinidad FW2 splay (Tfw2), Trinidad FW3 splay (Tfw3), Trinidad HW splay (Thws4), Stockwork3 (Swk3), and Victoria main structure (Vmz)

Tertiary domains

•	Stockwork4 (Swk4), Victoria HW1 (Vhwz1), and Victoria HW2 (Vhwz2)

Mineralized envelopes to define each vein were constructed in Leapfrog Geo software by the Cuzcatlan mine geology and exploration departments based on the interpretation of the deposit geology and refined using the drill hole, channel and underground mapping information. A three-dimensional perspective of the wireframes representing the veins is displayed in Figure 14.1. Oxide domains are not present.

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Figure 14.1	3D perspective of Trinidad Deposit showing vein wireframes

All domains

Bonanza vein excluded
Figure prepared by Cuzcatlan, Aug 2018

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14.6	Exploratory data analysis

14.6.1	Compositing of assay intervals

Compositing of sample lengths was undertaken so that the samples used in statistical analyses and estimations have similar support (i.e., length). Cuzcatlan sample drill holes and channels at varying interval lengths depending on the length of intersected geological features and the true thickness of the vein structure. Sample lengths were examined for each vein. The vast majority of samples (>99%) were sampled on lengths of 2 m or less as demonstrated in Figure 14.2.

Figure 14.2	Length of samples assayed
Figure prepared by Cuzcatlan, Aug 2018

Based on the average sampling length and the selective mining unit a two-meter composite was chosen as suitable for all veins.

The Datamine COMPDH downhole compositing process was used to composite the samples within the estimation domains (i.e. composites do not cross over the mineralized domain boundaries). The COMPDH parameter MODE was set to a value of 1 to allow adjusting of the composite length while keeping it as close as possible to the composite interval; so as to minimize sample loss. The composited and raw sample data were compared to ensure no sample length loss or metal loss had occurred.

This methodology results in a variance in the composite length distributed around the two-meter composite interval. To ensure a bias is not present due to the variance in composite length, a comparison of silver and gold grades to composite length was conducted and no relationship determined to be present.

14.6.2	Statistical analysis of composites

Exploratory data analysis was performed on composites identified in each geological vein (Table14.2). Statistical and graphical analysis (including histograms, probability plots, scatter plots) were investigated for each vein to assess if additional sub-domaining was required to achieve stationarity.

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Table 14.2	Univariate statistics of undeclustered drill hole and channel composites by vein
Vein	Grade	Count	Minimum	Maximum	Mean	SD	CV
Bonanza	Ag (g/t)	13,823	0	11,710	220	441	2.00
	Au (g/t)	13,823	0	256.01	2.03	4.87	2.41
	Pb (ppm)	7,817	2	45,267	370	1,498	4.05
	Zn (ppm)	4,005	13	52,405	418	2,049	4.90
	Cu (ppm)	4,006	2	6,030	58	215	3.68
Trinidad	Ag (g/t)	7,038	0	10,200	212	463	2.18
	Au (g/t)	7,038	0	74.11	1.21	2.75	2.28
	Pb (ppm)	4,006	1	118,019	701	3,160	4.51
	Zn (ppm)	1,828	4	226,685	1,262	7,766	6.16
	Cu (ppm)	1,828	1	7,138	87	301	3.48
Stockwork	Ag (g/t)	18,434	0	13,102	280	613	2.19
	Au (g/t)	18,434	0	208.85	2.19	5.51	2.52
	Pb (ppm)	16,589	2	33,707	548	1,140	2.08
	Zn (ppm)	3,560	12	49,845	1,104	2,449	2.22
	Cu (ppm)	3,561	2	5,063	106	225	2.12
Fortuna	Ag (g/t)	499	0	1,489	131	204	1.55
	Au (g/t)	499	0	21.00	1.11	1.88	1.69
	Pb (ppm)	448	3	169	30	28	0.92
	Zn (ppm)	448	26	376	71	30	0.42
	Cu (ppm)	448	3	168	28	17	0.62
Paloma	Ag (g/t)	224	0	5,350	193	500	2.59
	Au (g/t)	224	0	28.40	1.53	3.23	2.12
	Pb (ppm)	182	3	758	36	75	2.12
	Zn (ppm)	170	7	621	86	70	0.81
	Cu (ppm)	170	3	355	38	47	1.23
Bonanza HW splay	Ag (g/t)	286	0	5,937	239	541	2.26
	Au (g/t)	286	0	36.98	1.82	3.87	2.13
	Pb (ppm)	265	5	109,664	2,481	7,616	3.07
	Zn (ppm)	96	71	42,800	4,269	7,383	1.73
	Cu (ppm)	98	7	12,506	746	1,765	2.37
Trinidad FW splay	Ag (g/t)	410	0	1,604	106	194	1.83
	Au (g/t)	410	0	28.00	0.53	1.59	3.02
	Pb (ppm)	185	13	4,310	321	535	1.67
	Zn (ppm)	59	78	5,810	885	1,253	1.42
	Cu (ppm)	59	7	351	57	66	1.15
Trinidad FW2 splay	Ag (g/t)	625	0.25	5,364	167	423	2.53
	Au (g/t)	625	0.01	30.89	0.82	2.37	2.90
	Pb (ppm)	625	11	6,364	491	680	1.39
	Zn (ppm)	130	57	15,617	1,044	1,555	1.49
	Cu (ppm)	130	4	1,755	59	156	2.66
Trinidad FW3 splay	Ag (g/t)	212	1.09	1,022	88	130	1.48
	Au (g/t)	212	0.01	6.12	0.45	0.64	1.42
	Pb (ppm)	212	11	3,492	436	535	1.23
	Zn (ppm)	129	25	8,537	983	1,188	1.21
	Cu (ppm)	129	5	233	63	46	0.73

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Vein	Grade	Count	Minimum	Maximum	Mean	SD	CV
Trinidad HW splay	Ag (g/t)	215	0.25	904	75	131	1.74
	Au (g/t)	215	0.01	11.15	0.72	1.27	1.77
	Pb (ppm)	154	9	507	45	51	1.13
	Zn (ppm)	56	16	587	99	81	0.82
	Cu (ppm)	56	4	56	22	11	0.50
Stockwork2	Ag (g/t)	1,974	0	10,389	301	642	2.13
	Au (g/t)	1,974	0.01	78.09	1.65	3.75	2.28
	Pb (ppm)	1,886	5	20,631	1,043	1,893	1.82
	Zn (ppm)	588	29	62,097	2,057	4,375	2.13
	Cu (ppm)	588	2	4,738	133	331	2.49
Stockwork3	Ag (g/t)	217	1.85	9,460	316	859	2.72
	Au (g/t)	217	0.015	40.23	1.66	4.15	2.51
	Pb (ppm)	130	21	11,228	848	1,428	1.69
	Zn (ppm)	110	92	25,504	1,938	3,194	1.65
	Cu (ppm)	110	8	2,048	118	251	2.13
Stockwork4	Ag (g/t)	31	0	377	68	91	1.34
	Au (g/t)	31	0	3.42	0.51	0.83	1.63
	Pb (ppm)	23	19	1,942	616	545	0.88
	Zn (ppm)	23	21	11,228	848	1,428	1.69
	Cu (ppm)	23	24	344	129	103	0.79
Victoria (Vmz)	Ag (g/t)	285	0	1,879	72	173	2.40
	Au (g/t)	285	0	10.56	0.55	1.25	2.27
	Pb (ppm)	279	3	5,075	169	601	3.55
	Zn (ppm)	279	32	8,410	321	912	2.84
	Cu (ppm)	279	3	1,500	42	121	2.86
Victoria (hwz1)	Ag (g/t)	131	0	903	64	117	1.82
	Au (g/t)	131	0	7.92	0.48	0.95	1.98
	Pb (ppm)	126	5	1,521	103	192	1.86
	Zn (ppm)	126	47	2,106	237	339	1.43
	Cu (ppm)	126	4	279	24	28	1.19
Victoria (hwz2)	Ag (g/t)	45	0	698	61	119	1.96
	Au (g/t)	45	0	4.79	0.50	0.88	1.76
	Pb (ppm)	40	5	983	109	215	1.97
	Zn (ppm)	40	38	2,755	321	614	1.91
	Cu (ppm)	40	3	84	18	18	0.98

14.6.3	Sub-domaining

Exploratory data analysis of the composites indicates that sub-domaining is not required beyond the domaining described above. However, for reporting purposes a number of sub-areas were identified in the block model including Trinidad North and Taviche Oeste.

14.6.4	Extreme value treatment

The treatment of extreme values is not generally required in the process of conditional simulation. However, where obvious outlier values occur and/or reconciliation results indicate over-estimation, composites used for the simulation of grades are top cut.

Secondary veins that have insufficient composites to allow a representative grade distribution to be generated often include extreme values that would cause a bias in the simulation so treatment has also been considered in these cases.

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Top cuts of extreme grade values prevent over-estimation or smearing in domains due to disproportionately high-grade samples. Whenever the domain contains an extreme grade value, this extreme grade will overly influence the estimated grades local to it.

If the extreme values are supported by surrounding data, are a valid part of the sample population, and are not considered to pose a risk to estimation quality, then they can be left untreated. If the extreme values are considered a valid part of the population but are considered to pose a risk for estimation quality (e.g., because they are poorly supported by neighboring values), they should be top cut. Top cutting is the practice of resetting all values above a certain threshold value to the threshold value.

Fortuna examined the grades of all metals to be estimated (Ag, Au, Pb, Zn, and Cu) to identify the presence and nature of extreme grade values. This was done by examining the sample histogram, log histogram, log-probability plot, and by examining the spatial location of extreme values. Some of the veins have insufficient composites to allow a confident determination of top cut thresholds. In these cases, a threshold has been applied that relates to associated vein structures. Top cut thresholds were determined by examination of the same statistical plots and by examination of the effect of top cuts on the mean, variance, and coefficient of variation (CV) of the sample data. Top cut thresholds used for each vein are shown in Table 14.3.

Table 14.3	Top cut thresholds by vein
Vein	Grade	Top cut value	Original Mean	Top cut Mean	Difference
Bonanza	Ag (g/t)	6,000	220	219	1%
	Au (g/t)	65	2.03	2.00	1%
	Pb (ppm)	20,000	370	360	3%
	Zn (ppm)	20,000	418	386	8%
	Cu (ppm)	1,000	58	51	13%
Trinidad	Ag (g/t)	5,000	212	211	1%
	Au (g/t)	30	1.21	1.19	1%
	Pb (ppm)	20,000	701	634	10%
	Zn (ppm)	40,000	1,262	1,007	20%
	Cu (ppm)	2,200	87	82	5%
Stockwork	Ag (g/t)	9,000	280	279	0%
	Au (g/t)	80	2.19	2.17	1%
	Pb (ppm)	10,000	548	540	1%
	Zn (ppm)	15,000	1,104	1,067	3%
	Cu (ppm)	1,500	106	102	4%
Fortuna	Ag (g/t)	1,100	131	129	2%
	Au (g/t)	10	1.11	1.08	3%
	Pb (ppm)	100	30	29	5%
	Zn (ppm)	130	71	70	2%
	Cu (ppm)	100	28	27	3%
Paloma	Ag (g/t)	2,000	193	173	11%
	Au (g/t)	20	1.53	1.49	2%
	Pb (ppm)	130	36	27	24%
	Zn (ppm)	130	86	75	13%
	Cu (ppm)	160	38	35	8%
Bonanza HW splay	Ag (g/t)	3,000	239	229	4%
	Au (g/t)	20	1.82	1.76	3%
	Pb (ppm)	8,000	2,481	1,693	32%
	Zn (ppm)	14,000	4,269	3,330	22%
	Cu (ppm)	3,000	746	545	27%

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Vein	Grade	Top cut value	Original Mean	Top cut Mean	Difference
Trinidad FW splay	Ag (g/t)	1,500	106	106	0%
	Au (g/t)	7	0.53	0.48	9%
	Pb (ppm)	1,000	321	260	19%
	Zn (ppm)	3,000	885	769	13%
	Cu (ppm)	150	57	49	14%
Trinidad FW2 splay	Ag (g/t)	1,500	167	145	13%
	Au (g/t)	8	0.82	0.68	17%
	Pb (ppm)	3,000	491	472	4%
	Zn (ppm)	3,500	1,044	896	14%
	Cu (ppm)	170	59	45	23%
Trinidad FW3 splay	Ag (g/t)	450	88	81	8%
	Au (g/t)	4	0.45	0.44	2%
	Pb (ppm)	2,000	436	416	4%
	Zn (ppm)	4,000	983	622	37%
	Cu (ppm)	100	63	55	12%
Trinidad HW splay	Ag (g/t)	350	75	64	14%
	Au (g/t)	4	0.72	0.64	11%
	Pb (ppm)	120	45	41	9%
	Zn (ppm)	120	99	81	18%
	Cu (ppm)	40	22	21	4%
Stockwork2	Ag (g/t)	6,000	301	299	1%
	Au (g/t)	30	1.65	1.62	2%
	Pb (ppm)	12,000	1,043	1,023	2%
	Zn (ppm)	16,000	2,057	1,890	8%
	Cu (ppm)	1,000	133	112	16%
Stockwork3	Ag (g/t)	2,800	316	266	16%
	Au (g/t)	12	1.66	1.38	17%
	Pb (ppm)	5,000	848	785	7%
	Zn (ppm)	10,000	1,938	1,761	9%
	Cu (ppm)	210	118	77	35%
Victoria (Vmz)	Ag (g/t)	1,000	72	68	5%
	Au (g/t)	8	0.55	0.54	2%
	Pb (ppm)	4,000	169	159	6%
	Zn (ppm)	1,200	321	211	34%
	Cu (ppm)	600	42	39	8%

The application of the top cuts does not significantly alter the mean of the sample data in most of the domains with the exception of the Bonanza HW Trinidad FW, Trinidad FW2, and Stockwork 3 veins. This is because these domains are defined by few composites with a small number (2 to 3) having extreme values far in excess of any other value. Once these composites are reset the effect on the mean is dramatic, but likely to be more representative of the domain as a whole.

The IDW estimation process employed at San Jose does not exclude these extreme values from the process completely. Instead these composites are used, untreated, to estimate the blocks in a small halo around the identified extreme value. In the case of silver this area of influence is 6 m, for gold 4 m, and for the base metals 10 m. This helps to maintain the nugget style of mineralization observed underground. The extreme values are top cut for the estimation of any blocks beyond these haloes.

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14.6.5	Boundary conditions

Boundary conditions at San Jose are known to be abrupt with underground workings identifying a sharp contact between the mineralized vein structure and the host rock. Subsequently domain boundaries were treated as hard boundaries. Only samples coded within a vein were used to simulate or estimate grades within that vein, to prevent smearing of high-grade samples in the vein into the low-grade host rock, and vice versa.

14.6.6	Sample type comparison

A comparison between drill hole and channel sample types was conducted to assess if any bias exists between the two sampling techniques. Areas in the Trinidad and Bonanza veins were chosen that displayed a similar spatial coverage for both channel and drill hole samples.

Statistical results including probability-probability and quantile-quantile plots were examined. Results showed a bias with grades from channel samples reporting higher values than those from drill hole samples. However, the difference is likely to be partially due to the preferential sampling in the mineralized domain and was determined to be not significant enough to warrant the removal of the channel samples from the estimation process.

It was decided that both sample types were required to provide the best assessment of the deposit with reconciliation results supporting the usage of channels and drill holes.

14.7	Estimation of the Trinidad Deposit

Simulation has been employed to estimate the variable nature of the silver and gold grades in the veins of the Trinidad Deposit. Lead, zinc, copper, and fluorine grades have been estimated using IDW. The Victoria main structure has too few samples at too higher spacing to allow modeling of the variography and therefore these veins have also been estimated using IDW. A description of the methodology for estimating the Victoria main structure is included in Section 14.8.

14.7.1	Conditional simulation of silver and gold grades

Simulation, as stated by Sinclair and Blackwell (2002), ‘involves an attempt to create an array of values that has the same statistical and spatial characteristics as the true grades; however, values are generated on a much more local scale than that for which true grade information is available.’ If the simulated data, which reproduces the variance of the input data, both in a Univariate sense (histogram models) and spatially (variogram models), honors the known sample points the technique is conditional simulation, as first described by Journel (1974). The simulation is not an estimate but a set of values that have the same general statistical character of the original data. A simulation approach will reflect local grade variations, as simulated arrays of values are constructed to vary on the same scale as the true variations of sample grades, whereas most estimation methods, such as kriging, will smooth the spatial distribution of grade and lower the variance compared to the true block values (Ravenscroft, 1992).

The simulation produces values (i.e. grades) at the nodes of an extremely fine grid such that the character of the simulated deposit or domain is almost perfectly known by a large set of punctual values. The geostatistical simulation generates an equi-probable image of the reality. Simulation is then repeated, (e.g. 50 times) resulting in a different set of values (realizations) for the grid nodes each time. The sequence of nodes to be simulated is random, incorporating the samples within a specified search ellipse and the input model, to generate the new grid. The random sequence of points ensures that each realization is unique while adhering to the same input models. Accuracy of the realizations is dependent on the methodology used and quality of data provided. Kriging will only provide an average estimation whereas the realizations of the simulation when combined will approximate the kriged estimate.

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Sequential Gaussian simulation (SGS) was chosen for simulating the silver and gold grades for veins in the Trinidad Deposit. By simulating grades into a fine grid of nodes and re-blocking to the SMU, conditional bias is eliminated and recoverable resources can be reported at the SMU scale. This methodology is designed to reduce the effect of localized over-smoothing of grades and provide a superior comparison between the resource model and what is recovered underground during grade control.

14.7.2	Data declustering

Descriptive statistics of sample populations within a domain may be biased by clustering of sample data. This is a particular problem if the data are being used for simulation as the realizations generated reproduce the grade distribution of the input data. If this distribution is biased due to clustering, the realizations generated during simulation will also be biased. To reduce bias caused by clustering of sample data, Fortuna declustered the input sample data using a grid system that applies weights inversely proportional to the number of composites in a grid square. A range of grid sizes were tested for each vein to establish the size that provides the most unbiased grade distribution. This is determined by increasing the grid size along strike and down dip until any change in mean grade stabilizes. Grid sizes used for declustering each vein are shown in Table 14.4.

Table 14.4	Grid size for declustering of the Trinidad Deposit veins
Vein	Grid size (Y and Z directions)	Grade	Topcut Mean (g/t)	Declustered Mean (g/t)	Difference (%)
Bonanza	35 m x 40 m	Ag	219	151	-31%
		Au	2.00	1.22	-39%
Trinidad	35 m x 35 m	Ag	211	119	-44%
		Au	1.19	0.74	-38%
Stockwork	35 m x 35 m	Ag	279	222	-20%
		Au	2.17	1.61	-26%
Fortuna	35 m x 30 m	Ag	129	153	19%
		Au	1.08	1.23	14%
Paloma	30 m x 40 m	Ag	173	136	-21%
		Au	1.49	1.18	-21%
Bonanza HW	25 m x 40 m	Ag	229	207	-10%
		Au	1.76	1.72	-2%
Trinidad FW	30 m x 35 m	Ag	106	95	-10%
		Au	0.48	0.42	-13%
Trinidad FW2	30 m x 40 m	Ag	145	123	-15%
		Au	0.68	0.57	-16%
Trinidad FW3	35 m x 35 m	Ag	81	86	6%
		Au	0.44	0.45	2%
Trinidad HW	40 m x 35 m	Ag	65	54	-17%
		Au	0.64	0.51	-20%
Stockwork 2	30 m x 40 m	Ag	299	232	-22%
		Au	1.62	1.27	-22%
Stockwork 3	40 m x 45 m	Ag	266	208	-22%
		Au	1.38	1.07	-22%

The declustering weights applied result in an adjustment in the grade distribution for each vein as displayed in Figure 14.3.

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Figure 14.3	Grade distributions of declustered grades for the Triniad deposit by vein
Bonanza

Trinidad

Stockwork

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Fortuna

Paloma

Bonanza HW

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Trinidad FW

Trinidad FW2

Trinidad FW3

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Trinidad HW

Stockwork2

Stockwork3

Figure prepared by Cuzcatlan, Aug 2018

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14.7.3	Grade correlation

It is important that the relationship between constituents is maintained in each of the realizations produced during simulation. Subsequently the correlation between gold and silver grades has been investigated for each vein (Table 14.5).

Table 14.5	Correlation coefficients of gold and silver grades by vein
Vein	Correlation coefficient
Bonanza	0.78
Trinidad	0.91
Stockwork	0.83
Fortuna	0.87
Paloma	0.95
Bonanza HW	0.89
Trinidad FW	0.62
Trinidad FW2	0.98
Trinidad FW3	0.95
Trinidad HW	0.94
Stockwork 2	0.94
Stockwork 3	0.97

A strong positive correlation exists between gold and silver composite grades in each of the primary domains. The correlation statistics are reinforced by examining scatterplots of Ag and Au grades for the different veins where a strong positive relationship is displayed (Figure 14.4). The numerous values at 2.5 g/t Ag and 0.025 g/t Au are primarily due to samples being set to half the detection limit. These represent a small proportion of the overall composite numbers (<1%) and are not regarded as problematic.

Figure 14.4	Scatter plot of silver versus gold grades by vein

Bonanza vein	Trinidad vein

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Stockwork	Fortuna vein

Paloma	Bonanza HW

Trinidad FW	Trinidad FW2

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Trinidad FW3	Trinidad HW

Stockwork 2	Stockwork 3
Figure prepared by Cuzcatlan, Aug 2018

It is expected that similar correlation coefficients and positive grade relationships are present in the realizations to ensure reasonable silver equivalent grades are estimated. These correlations have been tested as part of the validation process as described in Section 14.7.11.

14.7.4	Normal score transformation

Normal Score transformation is the process of transforming data that does not conform to a Gaussian distribution by using hermite polynomials. A Gaussian model is generated so that SGS can be performed successfully. Sample data is then back transformed to recreate the original distribution once the conditional simulation has been completed. The declustered weights are taken into account during this process to ensure the input and output grade distributions are unbiased. The process is demonstrated by Figure 14.5, which displays the silver distribution within the Bonanza vein before and after normal score transformation. The normal score transformation was performed using the NSCORE process in GSLIB.

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Figure 14.5	Grade distributions of declustered and normal score transformed grades in the Stockwork domain

Log Histogram for Ag (g/t)	Histogram for Normal Score transformed Ag (g/t)
Figure prepared by Cuzcatlan, Aug 2018

Once the data have been successfully transformed into a Gaussian distribution the normal score values spatial continuity is modeled to ensure this is also reproduced in the simulated realizations.

14.7.5	Continuity analysis

Continuity analysis refers to the analysis of the spatial correlation between sample pairs to determine the major axis of spatial continuity.

Horizontal, across strike, and down dip continuity maps were examined (and their underlying variograms) for Ag and Au to determine the directions of greatest and least continuity. As each vein has a distinct strike and dip direction analysis was only required to ascertain if a plunge direction was present.

Continuity maps of the dip plane were examined to ascertain if a plunge was present in any of the veins. An example of the continuity map is displayed in Figure 14.6 (the lower the value the better the continuity with values greater than one representing no continuity) The presence of a distinctive plunge in the grade continuity could not be established for any of the veins and therefore variograms were modeled along strike and down dip.

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Figure 14.6	Continuity map of normal score Ag values for the main Stockwork Zone dip plane
Figure prepared by Cuzcatlan, Aug 2018

14.7.6	Variogram modeling

The next step is to model the variograms for the major, semi-major, and minor axes. This exercise creates a mathematical model of the spatial variance that can be used by the SGS algorithm. The most important aspects of the variogram model are the nugget and the short range characteristics. These aspects have the most influence on the simulation of grade.

The nugget effect is the variance between sample pairs at the same location (zero distance). Nugget effect contains components of inherent variability, sampling error, and analytical error. A high nugget effect implies that there is a high degree of randomness in the sample grades (i.e., samples taken even at the same location can have very different grades). The best technique for determining the nugget effect is to examine the downhole variogram calculated with lags equal to the composite length.

After determining the nugget effect, the next step is to model directional variograms in the three principal directions based on the directions chosen from the continuity maps (Figure 14.7). It was not always possible to produce a variogram for the minor axes, and in these cases the ranges for the minor axes were taken from the downhole variograms, which have a similar orientation (perpendicular to the vein) as the minor axes.

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Figure 14.7	Modeled variograms for normal score Ag grades in the mainStockwork Zone
Figure prepared by Cuzcatlan, Aug 2018

Variogram parameters for each vein are detailed in Table 14.6. Continuity analysis and variogram modelling were conducted in Supervisor version 8. It should be noted that the parameters reported in Table 14.6 are related to the normal scored modelled variograms used in the simulation process and are not back-transformed. Considerably higher nuggets are observed for both silver and gold in all veins modelled when a back-transformation is applied that corresponds with the heterogeneous nature of the mineralization.

Table 14.6	Variogram model normal score parameters
Vein	Metal	Major axis orientation	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
Bonanza	Ag	00° → 340°	0.25	0.24	12,7,5	0.30	33,34,23	0.21	700,650,150
	Au	00° → 340°	0.25	0.20	12,3,5	0.33	29,31,15	0.22	270,370,80
Trinidad	Ag	00° → 350°	0.15	0.43	12,7,2	0.25	42,42,11	0.17	413,85,27
	Au	00° → 350°	0.25	0.35	12,8,4	0.30	35,41,9	0.10	630,81,25
Stockwork	Ag	00° → 350°	0.25	0.26	13,8,6	0.33	34,26,10	0.16	250,240,38
	Au	00° → 350°	0.30	0.24	14,6,6	0.32	31,29,13	0.14	115,153,28
Fortuna	Ag	10° → 168°	0.25	0.51	17,22,5	0.24	30,46,10
	Au	10° → 168°	0.20	0.50	8,41,5	0.30	144,45,10
Paloma	Ag	00° → 335°	0.20	0.68	9,48,10	0.12	27,60,20
	Au	00° → 335°	0.20	0.68	9,62,10	0.12	45,70,20
Bonanza HW	Ag	00° → 325°	0.13	0.87	20,17,10
	Au	00° → 325°	0.13	0.87	23,18,10

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Vein	Metal	Major axis orientation	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
Trinidad FW	Ag	00° → 350°	0.25	0.50	14,47,10	0.25	48,62,20
	Au	00° → 350°	0.10	0.67	7,46,10	0.23	41,66,20
Trinidad FW2	Ag	00° → 340°	0.40	0.60	17,19,10
	Au	00° → 340°	0.45	0.55	19,20,10
Trinidad FW3	Ag	00° → 340°	0.10	0.50	11,25,14	0.40	60,106,20
	Au	00° → 340°	0.30	0.20	7,12,10	0.50	66,66,25
Trinidad HW	Ag	00° → 350°	0.25	0.47	9,18,9	0.28	24,46,18
	Au	00° → 350°	0.25	0.47	3,12,6	0.28	14,29,16
Stockwork 2	Ag	00° → 340°	0.30	0.38	8,11,10	0.25	14,21,12	0.07	53,55,14
	Au	00° → 340°	0.30	0.55	9,10,11	0.15	37,55,12
Stockwork 3	Ag	00° → 340°	0.15	0.57	25,76,12	0.28	44,165,22
	Au	00° → 340°	0.20	0.52	83,73,12	0.28	105,149,22
Note: § variances have been normalised to a total of one; † ranges for major, semi-major, and minor axes, respectively; structures are modelled with a spherical model

14.7.7	Opinion on the quality of the modeled variograms

Modeling of variograms can be somewhat of a subjective process depending on the quality of the experimental variograms. Confidence in the modeled variograms for the Bonanza, Trinidad, Stockwork, and Stockwork2 domains is high due to the clearly defined continuity displayed by the experimental variograms. The confidence is lower for the secondary veins due to the lower composite numbers and this is reflected in their classification. The secondary veins do not represent a significant component of the San Jose Mineral Resource estimate.

14.7.8	Selective mining unit

The ultimate purpose of the simulation process is to estimate the tonnes and grade in accordance with the mining methods employed at the operation. Subsequently an appropriate SMU has been chosen based on reconciliation results and the equipment used for extraction underground. An appropriate SMU has been determined to be 4 m x 4 m x 4 m. The 4 m width and height of the block corresponds to the typical equipment size. The block size represents the volume of material (64 m3) upon which a decision of mineralized material or waste is typically made.

In addition to the SMU size a panel block size has also been determined based on the sample spacing. This represents the minimum block size at which a linear estimate can provide an unbiased, unsmoothed estimate using the available data, known to be approximately half the sample spacing. The panel block size has been determined to be 4 m x 12 m x 12m.

Block model parameters used for compiling the finalized Trinidad Deposit model containing all vein information are detailed in Table 14.7.

Table 14.7	Block model parameters for the Trinidad Deposit
Direction	Model Origin	SMU block size (m)	No. of blocks	Panel block size (m)	No. of blocks
Easting	744960	4	125	4	125
Northing	1846500	4	380	12	127
Elevation	780	4	195	12	65

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The veins’ geometry has also been considered in the block modeling process. The narrow and undulating nature of the veins mean that the entire block is often not spatially located within the vein wireframe. Subsequently a proportion of the block can be regarded as being vein material and a proportion as waste (outside the vein wireframe). So as to ensure the volumes are accurately represented, a field has been stored in the block model detailing the proportion of the block that is considered as vein material. This has been undertaken for both the SMU- and panel-sized blocks. A volume comparison between the wireframe and the block model proportions was conducted to validate the process. This proportion has been used when estimating Mineral Resources.

14.7.9	Node spacing

To ensure representative grade variability at the SMU scale sufficient nodes must be simulated within each block. The optimum SMU size was determined to be 4 m x 4 m x 4 m based on the mining equipment size and reconciliation results. The node spacing for simulation was set at 2 m x 2 m x 2 m. This ensures that eight nodes represent each SMU block. Fortuna regards this as being sufficient to represent the grade variability when the eight nodes are averaged to estimate the grade of the SMU.

In the case of the Bonanza, Trinidad, and Stockwork veins the total number of nodes required to simulate the entire vein exceeds the maximum that can be processed by the program so the vein was subdivided and simulated separately then combined post-simulation. The Bonanza vein was split into three parts based on northing coordinates (south <1846840N, mid >1846840N <1847280N, and north>1847280N) with channels and drill hole samples selected within 100 m of the partition to prevent an edge effect. The Trinidad vein was also split into three parts based on northing coordinates (south <1846500N, mid >1847000N <1847400, and north >1847400) with the same 100-m buffer zone utilized. The Stockwork Zone was split into two parts based on northing coordinates (south <1847200, and north >1847200 with again, the same 100-m buffer zone applied.

14.7.10	Sequential Gaussian Simulation

SGS was run using the GSLIB SGSIM process . SGS is performed using the following steps:

1)	The node grid, normal score sample data and variography are input into the SGSIM process. Search neighborhoods were set to match the orientation and distances as modeled in the variograms (Table 14.6)

2)	A random path is set up so each node is visited once

3)	The first node is kriged using simple kriging based on the sample data within the specified search ellipse

4)	A cumulative distribution frequency (CDF) is generated for the node using the estimated mean and kriging variance. SGS kriges using Gaussian data which has a symmetrical distribution, subsequently the estimated mean approximates the mean of the normal distribution and the kriging variance approximates the variance of the normal distribution

5)	A value is randomly sampled from the CDF using a Monte Carlo simulation and assigned to the node

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6)	The process then moves to the next node and is repeated, using the original sample data and the previously-simulated nodes

7)	This is repeated until all nodes have been simulated

8)	Once all nodes are simulated the process begins again with a new random path to produce successive realizations; all are unique and all are equi-probable

The variability that is incorporated in the simulations depends on the spread of the CDF (step 4). In SGS this is a factor of the kriging variance and hence is a factor of the variogram and the data spacing. SGS assumes strict stationarity in the data as it uses simple kriging. This means that the mean and variance should be consistent across a domain.

Upon completion of the SGS process the simulated node values are back-transformed from a Gaussian distribution to the original grade distribution using the GSLIB BACKTR program.

14.7.11	Simulation validation

All simulations need to be validated prior to post processing. Validation steps included the following:

•	Visual validation: Visual comparison of the simulated models with the input data to ensure sensible orientations of continuity and sensible grade distributions.

•	Variogram reproduction: Variograms generated using the simulated results were examined to ensure they honored the input variograms. The San Jose simulations have large numbers of nodes and it is impractical to calculate variograms from the full node set. As an alternative a selection of 10,000 random nodes was performed for a realization and variograms generated from this data (Figure 14.8).

Figure 14.8	Experimental grade continuity from simulated silver grades of the Stockwork domain compared with modeled variograms from input composite grades
Figure prepared by Cuzcatlan, Aug 2018

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•	Quantile-quantile (QQ) plots: Comparison of the statistical distributions of the simulations against the input data. Each simulation should reproduce the input declustered data distribution and hence the QQ plots were checked to ensure they displayed an approximate 1:1 relationship (Figure 14.9).

Figure 14.9	Quantile-quantile plot of simulated silver grades versus input composite silver grades for the Stockwork domain

 Figure prepared by Cuzcatlan, Aug 2018

•	Correlation reproduction: Correlation statistics between silver and gold grades were checked to ensure the relationship between elements of interest were maintained. Additionally, cross-variograms were generated to ensure a similar spatial relationship in correlation continuity as that of the input data

•	Grade distribution: The grade distribution of each simulation was compared to the original grade distribution of the input data through histograms

Initially only three realizations were generated for silver and gold for each primary vein. These realizations were validated and alterations were made to the minimum/maximum number of composites and search ellipse neighborhoods to optimize the simulations. The following stipulations were used to simulate each node.

•	Minimum of one composite (rarely the case due to the density of sampling)

•	Maximum of 12 composites

•	Maximum of eight simulated nodes for silver and two simulated nodes for gold

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Upon validation of the preliminary realizations, the SGSIM process was re-run but with an output of 50 realizations. These realizations were also validated using the above steps.

Validation checks suggested that the simulations were slightly over-smoothing the grade variability and this is by design to take into account misclassification of blocks during mining. A slightly conservative approach to the grade simulation was regarded as reasonable.

14.7.12	Re-blocking

Re-blocking of the nodes smooths the results, taking into account the volume variance effect and the required change of support to move from point support to block support. Each realization has been re-blocked by averaging the eight nodes to provide grades at the 4 m x 4 m x 4 m SMU block size. The re-blocking process was performed using the GSLIB BLKAVG program . The corresponding simulated SMU grades were exported from GSLIB and imported into Datamine Studio for post-processing and validation.

14.7.13	Resource proportionality

Re-blocking provides 50 validated realizations representing each of the primary veins at the SMU block scale. Each one of these 50 realizations is equi-probable; however, the simulated grades of an individual realization is known to be poor at the local scale. To provide a better estimate of the grade trends and the Mineral Resource estimate, all 50 realizations must be considered at the same time (Journel and Kyriakidis, 2004). The average of all simulations can be used which produces a result similar to a kriged estimate. Alternatively the proportion of the resource at a cut-off of interest can be evaluated.

To estimate the resource proportionality, simulations are post-processed to report what proportion of the panel block (4 m x 12 m x 12 m) is above a specified cut-off grade and what the average grade of that proportion is (Figure 14.10) in relation to the SMU block size (4 m x 4 m x 4 m).

Figure 14.10	Schematic demonstrating resource proportionality concept
Figure prepared by Fortuna, Aug 2015

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As the cut-off is reported using a silver equivalent grade, simulated grades for gold and silver have been combined for each of the 50 realizations using the formulae below based on long-term metal prices and actual plant recoveries observed over the previous 12 months.

Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)) or

Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*72

Care was taken to match corresponding realizations (i.e. realization 1 of silver was combined with realization 1 of gold to produce Ag Eq realization 1) to ensure the strong positive correlation was maintained when calculating the silver equivalent grades.

New fields were generated in the model representing a) the proportion of the block that is estimated to be greater than the cut-off (e.g. PROP100) and b) the grade that that proportion represents (e.g. AG_E100, AG_100 and AU_100). Tonnes and grade of the resource have been estimated for a range of Ag Eq (g/t) cut-off grades to effectively provide a grade tonnage curve at the SMU scale. To validate the resource proportionality estimate the result was compared to selected individual realizations to ensure the grade variability was maintained. To do this, 50 realizations were ranked based on the mean Ag Eq (g/t) grade. The realizations ranked at the 5th, 50th and 95th percentiles were selected and grade tonnage curves calculated for each of these three individual realizations and compared to the resource proportionality estimate for each vein.

The resource proportionality results have been combined with the block model detailing the proportion of the block that is vein material. Blocks that have been mined or are regarded as being sterilized or inaccessible have also been removed to allow for the finalized evaluation of the Mineral Resource in the primary veins.

The final simulated model is locally validated using swath plots and visual validation (Figure 14.11) comparing the simulated grades at the zero cut-off grade, to the declustered input grades, an inverse distance weighted estimate, and polygonal estimate.

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Figure 14.11	Visual validation of simulated block grades versus composites for the Bonanza vein

Figure prepared by Cuzcatlan, Aug 2018

With the evaluation of silver and gold completed by simulation a validation estimate of both metals and lead, zinc, and copper was conducted.

14.7.14	Estimation of base metals

Estimation of base metal grades in all primary and secondary veins was performed using IDW employing a power of two, based on test work conducted in a previous resource estimate (Lechner and Earnest, 2009).

The sample data and the blocks were categorized into their mineralized domains for the estimation (Section 14.5). The sample data were composited (Section 14.6.1) and, where necessary, top cut prior to estimation (Section 14.6.4). Block size selection matched that used in the simulations, corresponding to the SMU size of 4 m x 4 m x 4 m. Each block is discretized (an array of points to ensure grade variability is represented within the block) into two points along strike, by two points down dip, by two points across strike and grade interpolated into parent cells (Datamine ESTIMA parameter PARENT=1). Search neighborhoods used for estimation of base metals were as follows:

•	Search range of approximately 25 m to 30 m along strike and down dip and 10 m across the vein

•	Minimum of 3 composites per estimate

•	Maximum of 6 composites per estimate

The search ellipsoid used to define the extents of the search neighborhood has the same orientation as the vein being estimated.

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Distances used were designed to match the configuration of the drill hole data (i.e., areas of sparse drilling have larger ellipses compared to more densely sampled areas). This was achieved by using a dynamic search ellipsoid where a second search equal to two times the original search was used wherever the first search did not encounter enough samples to perform an estimate; if enough samples were still not encountered, a third search equal to six times the original range and requiring one composite was used. If the minimum number of samples required was still not encountered, no estimate was made.

Validation of the lead, zinc, and copper grade estimates of the was undertaken using the following methods:

•	Global comparison of the estimated grades with a polygonal estimate

•	Local comparison of the estimated grades with the input data using swath plots

•	A visual comparison of the estimated models with the input data to ensure sensible orientations of continuity and sensible grade distributions

14.7.15	Estimation of Fluorine

Fluorine levels were first identified as an issue regarding potential penalties in the concentrate in 2018. Assaying for fluorine had not been previously conducted so the Cuzcatlan geology department commenced a program of assaying 6 m composites comprised of multiple coarse reject samples representing the full thickness of intercepts for defined vein in mid-2018. The fluorine assaying program focused on areas that were planned for mining through to the end of 2019.

A total of 331 composites were used in the estimation split into two domains representing low fluorine zones (averaging 929 ppm) and high fluorine zones (averaging 6,705 ppm) prior to top cutting. Block size was maintained at 4 m x 4 m x 4 m. Each block being discretized into two points along strike, by two points down dip, by two points across strike and grade interpolated into parent cells. The following search neighborhood was used for estimation of silver and gold based on the average distances between samples:

•	First pass range of 25 m to 35 m along strike and down dip and 25 m across the vein restricted by domain

•	Second pass range of 250 m to 300 m along strike and down dip and 250 m across the vein

•	A minimum of 3 composites per estimate

•	A maximum of 12 composites per estimate

•	A maximum of 3 composites per drill hole

The search ellipsoid used dynamic anisotropy to orient itself along the same direction as the vein for any given block.

Validation of the fluorine estimates was based on the same methodology as described for the base metals. Due to the low number of composites and limited distribution employed in the estimate, the results are regarded as providing a preliminary guide only to fluorine behavior. However, it was noted that the estimate indicated that the area planned for mining in 2019 included 10 months where fluorine levels were expected to exceed the 1,000 ppm limit where a penalty would be applied during concentrate sales.

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14.8	Estimation of the Victoria main structure

Estimation of the newly discovered Victoria main structure was performed for the first time in 2018 using IDW employing a power of two, based on the success of this technique in the initial estimation of grades in the adjacent Trinidad Deposit.

The sample data and the blocks were categorized into their mineralized domains for the estimation (Section 14.5). The sample data were composited (Section 14.6.1) and, where necessary, top cut prior to estimation (Section 14.6.4). Block size selection matched that used in the Trinidad Deposit, corresponding to an SMU size of 4 m x 4 m x 4 m. Each block is discretized into two points along strike, by two points down dip, by two points across strike and grade interpolated into parent cells. The following search neighborhood was used for estimation of silver and gold based on the average distances between samples:

•	Search range of 150 m to 175 m along strike and down dip and 50 m across the vein

•	Minimum of 4 composites per estimate

•	Maximum of 20 composites per estimate

•	Maximum of 3 composites per drill hole

The search ellipsoid used dynamic anisotropy to orient itself along the same direction as the vein for any given block. Unlike the estimation of base metals, a multiple of the search neighborhood was not employed, meaning that more densely sampled areas used multiple drill holes whereas poorly-sampled areas used only two holes. The number of composites and drill holes used in the estimate was taken into account in whether the material was classified as an Inferred Mineral Resource, as described in Section 14.11.

Validation of the estimates of the Victoria main structure was undertaken using the same methodology as for the base metals including:

•	Global comparison of the estimated grades with a polygonal estimate

•	Local comparison of the estimated grades with the input data

•	A visual comparison of the estimated models with the input data to ensure sensible orientations of continuity and sensible grade distributions

14.9	Bulk density

There has been a total of 3,637 drill core density measurements taken by Cuzcatlan of which 17 were discarded as being outliers resulting in 3,620 values being used for density estimation purposes as of June 30, 2018 (Table 14.8). A total of 76 density measurements were also taken from underground workings but the results differ significantly from those observed in the drill core and have been discarded at this time due to suspicion of preferential sampling.

Table 14.8	Density statistics by vein
Vein	No. of samples	Mean (t/m3)	Min. (t/m3)	Max. (t/m3)	Std Dev
Bonanza	360	2.62	2.43	2.96	0.07
Trinidad	267	2.63	2.44	2.97	0.07
Stockwork	587	2.61	2.43	3.08	0.07
Fortuna	5	2.60	2.54	2.67	0.05
Paloma	8	2.61	2.52	2.67	0.05

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Bonanza HW	17	2.67	2.52	3.18	0.15
Trinidad FW	4	2.68	2.64	2.76	0.05
Trinidad FW2	27	2.60	2.53	2.68	0.04
Trinidad FW3	26	2.59	2.52	2.65	0.04
Trinidad HW	8	2.63	2.62	2.64	0.01
Stockwork2	125	2.63	2.43	3.15	0.10
Stockwork3	30	2.58	2.45	2.75	0.08
Stockwork4	9	2.61	2.54	2.68	0.05
Sub-total - Trinidad	1,473	2.62	2.43	3.18	0.07
Victoria (Vmz)	26	2.59	2.43	2.80	0.07
Victoria (Vhwz1)	11	2.61	2.53	2.74	0.06
Victoria (Vhwz2)	2	2.55	2.52	2.58	0.04
Sub-total - Victoria	39	2.59	2.43	2.80	0.07
Non-vein	2,108	2.60	2.32	3.17	0.06
Grand Total - All	3,620	2.61	2.32	3.18	0.07

Drill core samples used to determine density have been taken from both the Trinidad Deposit veins (Figure 14.12), the Victoria mineralized zone, and non-vein material. Extreme outlier values were removed from the analysis.

Samples of vein material are dominated by measurements taken from the Bonanza, Trinidad, Stockwork and Stockwork2 domains, comprising 1,339 of the 1,473 Trinidad Deposit total measurements. The spatial coverage of density measurements in these four veins meant that bulk density values could be estimated into the block model using IDW (power = 2).

Figure 14.12	Histograms of density measurements
Figure prepared by Cuzcatlan, Aug 2018

For veins not estimated, if more than 20 density measurements had been collected the mean density for that vein was assigned (Stockwork 3, Trinidad FW2, Trinidad FW3, and Victoria main). If less than 20 measurements had been obtained a set density value of 2.62 g/cm3 was assigned based on the above statistics and reconciliation results.

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14.10	Mineral Resource reconciliation

The ultimate validation of the block model is to compare actual grades to predicted grades using the established estimation parameters. A comparison of the estimation against mineral in-situ reconciliation figures (SMU blocks estimated as being above cut-off grade during extraction) from January 1, 2013 to June 30, 2018 as part of its ongoing reconciliation program.

Comparison of the mineral in-situ against the block model indicates the parameters used in the estimation process are generally reasonable with a difference of less than 15 % for silver and gold grades with the exception of the silver grades in the first semester 2013 when it is believed mineral in-situ silver grades were underestimated. The variance in tonnes since the second semester of 2013 is thought to be due to unexpected internal waste in the Stockwork domain. This is accounted for as part of the dilution factors applied in the reserve estimate and is reflected when the reserve estimate is compared to production figures for this period being within 5 % for tonnes, silver, and gold grades.

14.10.1	Mineral Resource depletion

All underground development and stopes are regularly surveyed using Total Station methods at the San Jose Mine as a component of monitoring the underground workings. The survey information is imported into Datamine and used to generate 3D solids defining the extracted regions of the mine. Each wireframe is assigned a date corresponding to when the material was extracted providing Cuzcatlan a detailed history of the progression of the mining.

The 3D solids are used to identify resource blocks that have been extracted and assign a code that corresponds to the date of extraction. Removal of extracted material often results in remnant resource blocks being left in the model that will likely never be exploited. These represent inevitable components of mining such as pillars and sills, or lower grade peripheral material that was left behind. To take account of this, areas were identified by the mine planning department as being fully exploited, and any remnant blocks within these areas were identified in the block model using the code “RM = 1” and excluded from the reported Mineral Resources.

The proportion field for each cut-off grade (i.e. PROP100) takes into account the proportion of the block that has been depleted and removes any blocks that are regarded as remnant.

14.11	Mineral Resource classification

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation, such as:

•	Geological continuity (including geological understanding and complexity)

•	Data density and orientation

•	Data accuracy and precision

•	Grade continuity (including spatial continuity of mineralization)

•	Simulated grade variability

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14.11.1	Geological continuity

There is substantial geological information to support a good understanding of the geological continuity of the primary veins at the San Jose Mine. Exploration and definition drilling conducted on an approximate 25 m x 25 m grid has supported the geological continuity of the Bonanza, Trinidad, and Stockwork veins along strike and down dip.

Understanding of the vein systems is greatly increased by the presence of extensive underground workings allowing detailed mapping of the geology. Underground observations have increased the ability to accurately model the mineralization. The proximity of resources to underground workings has been taken into account during resource classification.

Confidence in the geological continuity of the secondary veins is lower as there tends to be fewer intercepts. The uncertainty in the geology of the secondary veins has been taken into account during classification.

14.11.2	Data density and orientation

The estimation relies on two types of data, channel samples and drill holes. Cuzcatlan has explored and defined the primary veins using a drilling pattern spaced roughly 25 m apart along strike and down dip. Each hole attempts to intercept the vein perpendicular to the strike of mineralization but this is rarely the case, with the intercept angle being generally between 60 to 90 degrees.

In the primary veins, exploration drilling data is supported by underground information including channel samples taken at approximately 3 m intervals along the strike of the mineralization. Geological confidence and estimation quality are closely related to data density and this is reflected in the classification.

14.11.3	Data accuracy and precision

Classification of resource confidence is also influenced by the accuracy and precision of the available data. The accuracy and the precision of the data is determined through QAQC programs and through an analysis of the methods used to measure the data.

All exploration drill core is sent to ALS Global for sample preparation and analysis. Channel samples were sent to both the ALS Global and Cuzcatlan laboratories for preparation and analysis prior to February 24, 2012. After this date, underground channel samples have been sent to the Cuzcatlan Laboratory and ALS Global has been used as an umpire laboratory for duplicate assay purposes. The Cuzcatlan Laboratory is in the process of getting ISO certification that it hopes to achieve by the beginning of 2018.

Quality control results from the Cuzcatlan onsite laboratory and the ALS Global Laboratory indicate reasonable levels of accuracy with no material issues of sample switching or contamination. Precision levels for field duplicates are lower than what would normally be regarded as acceptable and this is partially due to the variable ‘nuggety’ nature of the mineralization (particularly for gold), and partially due to poor selection of samples for evaluation. When a representative range of grades are assessed the results are regarded as being acceptable. The QC results indicate that grades reported from both laboratories are suitable for Mineral Resource estimation.

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14.11.4	Spatial grade continuity

Spatial grade continuity, as indicated by the variogram, is an important consideration when assigning resource confidence classification. Confidence in the variogram characteristics, such as the nugget variance and ranges, strongly influence estimation quality parameters.

The variogram structures for the Bonanza, Trinidad, and Stockwork veins are well defined and there is a high level of confidence in the modeled variograms. The structures are not as well defined in the Fortuna and secondary veins and some interpretation has been exercised during modeling.

The nugget effect and short-range variance characteristics of the variogram are the most important measures of continuity. In the primary veins the normal score variogram nugget effect for Ag and Au is between 15 % and 30 % of the total variance. The nugget variance tends to be similar or slightly higher in the secondary veins, this might be in part due to a lack of information. It should be noted that these nugget values relate to the normal score transformed grades and the unaltered data exhibits much higher levels of variance. This helps to explain the low precision levels observed in the QC results. Caution should be exercised in relying on estimated grades representing small volumes due to this variability with results being more likely to be representative over larger volumes (e.g. monthly or quarterly estimates).

Ranges (the distance at which continuity between sample grades is no longer present) are approximately 30–40 m down dip and along strike. These distances are typical for epithermal style mineralization and suggest that a drilling grid of 25 m is reasonable for representative grade simulation in these veins.

14.11.5	Simulated grade variability

Each SMU block is simulated 50 times to provide a spread of potential grades. The variance in the simulated grade is influenced by the variogram, the size of the block being simulated, and the data configuration. The variance in the grade is directly related to the average grade of the constituent of interest. If the average grade is high the variance will tend to be greater than if the constituent of interest has a low average grade (Dimitrakopoulos et al, 2010). So as to standardize the variance between blocks the coefficient of variation value (CVV) has been calculated in the following way:

CVV = Standard deviation of the 50 SMUs/mean of the 50 SMUs

The lower the CVV the smaller the spread in the potential grade of the block and the higher the confidence in the reported grade.

Fortuna used the CVV to aid in assignment of resource confidence classifications. The classification strategy has resulted in the expected progression from higher to lower quality estimates when going from Measured to Inferred Resources.

14.11.6	Classification

The Mineral Resource confidence classification of the San Jose Mineral Resource models incorporated the confidence in the drill hole and channel data, the geological interpretation, geological continuity, data density and orientation, spatial grade continuity, and estimation quality. The Mineral Resource models were coded as Inferred, Indicated, and Measured in accordance with 2014 CIM standards. Classification was based on the following steps:

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•	Blocks in the primary veins were considered as Measured Mineral Resources if on average a minimum of 12 composites, from at least three different channels/drill holes were used in the estimate with the nearest sample being within 20 % of the variogram range (Bonanza <10 m, Trinidad <12 m, Stockwork <12 m, and Fortuna <13 m). Additionally, the CVV was on average less than 0.5.

•	Blocks in the primary veins were considered as Indicated Mineral Resources if on average a minimum of 10 composites, from at least two different channels/drill holes were used in the estimate with the nearest sample being within 40 % of the variogram range (Bonanza <20 m, Trinidad <25 m, Stockwork <25 m, and Fortuna <26 m). Additionally, the CVV was on average less than 1.0 but greater than 0.5.

•	Blocks in the primary veins were considered as Inferred Mineral Resources if a minimum of one composite was used in the estimate with the nearest sample being within 100 % of the variogram range (Bonanza <50 m, Trinidad <60 m, Stockwork <60 m, and Fortuna <65 m). Additionally, the CVV was on average greater than 1.0.

•	Blocks in select secondary veins where the geological controls are well defined were considered as Indicated Mineral Resources if a minimum of four composites, from at least two different channels/drill holes were used in the estimate with the nearest sample being within 20 m of the block centroid. All other blocks in secondary veins were classified as Inferred.

•	Blocks in the newly discovered Victoria main structure were considered as Inferred Mineral Resources if a minimum of four composites, from at least three different drill holes were used in the estimate with the nearest sample being within 60 m of the block centroid.

•	Perimeter strings were digitized in Datamine and the block model coded as either CLASS=1 (Measured), CLASS=2 (Indicated) or CLASS =3 (Inferred) based on the above steps.

The above criteria ensure a gradation in confidence from Measured to Indicated to Inferred Mineral Resource blocks. It also ensures that blocks considered as Measured Mineral Resources are informed from at least three sides, blocks considered as Indicated Mineral Resources from two sides, and blocks considered as Inferred Mineral Resources from one side. An example of a classified vein is provided in Figure 14.13 with the selection criteria used in the categorization.

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Figure 14.13	Long section of Bonanza vein displaying Mineral Resource categorization criteria

Figure prepared by Cuzcatlan, Aug 2018

Notes:

- Blocks inside green perimeter classified as Measured Mineral Resources

- Blocks inside yellow perimeter classified as Indicated Mineral Resources

- Blocks inside pink perimeter classified as Inferred Mineral Resources

- White markers represent composites intersecting the Bonanza vein

14.12	Mineral Resource reporting

14.12.1	Reasonable prospects for eventual economic extraction

Mineral Resources are reported based on underground mining within optimized stope designs using silver equivalent grades in the block model calculated based on the projected long term metal prices and actual metallurgical recoveries experienced in the plant using the following formula:

Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)).

Mineral Resources are reported above a cut-off grade of 100 g/t Ag Eq based on operating costs of US$ 52.50/T comprised of US$ 31.48/t for mining, US$ 16.55/t for plant, and US$ 4.48 for general services.

Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer are then excluded from being reported.

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14.12.2	Mineral Resource statement

Eric Chapman P. Geo. is the QP for the Mineral Resource estimate for the San Jose Mine. Mineral Resources have an effective date of December 31, 2018. Mineral Resources for the Project are summarized in Table 14.9. Mineral Resources are reported as undiluted and in-situ using a 100 g/t Au cut-off grade in areas identified as accessible for underground mining. The Measured and Indicated Mineral Resources are exclusive of those Mineral Resources modified to produce the Mineral Reserves through the process described in Section 15. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 14.9	Mineral Resources exclusive of Mineral Reserves reported as of December 31, 2018
Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
					Ag (Moz)	Au (koz)	Ag Eq (Moz)
Measured	49	77	0.56	117	0.1	1	0.2
Indicated	272	84	0.59	126	0.7	5	1.1
Measured + Indicated	321	83	0.59	125	0.9	6	1.3
Inferred	2,415	196	1.44	300	15.2	112	23.3

Notes on Mineral Resources

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves 2014
•	Mineral Resources are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018
•	Mr. Eric Chapman P.Geo, a Fortuna employee, is the Qualified Person for the estimate
•	Mineral Resources as reported exclusive of Mineral Reserves
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
•	Mineral Resources are reported based on underground mining within optimized stope designs using a cut-off grade of 100 g/t Ag Eq based on assumed metal prices of US$ 18.25/oz Ag and US$ 1,320/oz Au, estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au (Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)), and an operating cost of US$ 52.50/t
•	Mineral Resource tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding
•	Mineral Resources in this table are not additive to the Mineral Resources reported in Table 14.10, Tabled 14.11, and Table 14.12

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

14.12.3	Mineral Resources by key geologic attributes

The following section provides a breakdown of the resources based on various key geologic attributes. It important to note that all resources presented in this section are not additive to the Mineral Resources presented in Table 14.9. A cornerstone of this analysis involves the evaluation of the Mineral Resource inclusive of Mineral Reserves for the San Jose Mine, as summarized in Table 14.10. Mineral Resources are reported as undiluted and in-situ using a 100 g/t Ag Eq cut-off grade.

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Table 14.10	Mineral Resources inclusive of Mineral Reserves reported as of December 31, 2018

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
					Ag (Moz)	Au (koz)	Ag Eq (Moz)
Measured	810	260	2.06	409	6.8	54	10.6
Indicated	5,113	292	1.89	428	47.9	311	70.3
Measured + Indicated	5,923	287	1.91	425	54.7	364	81.0
Inferred	2,415	196	1.44	300	15.2	112	23.3

Notes on Mineral Resources

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Resources are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018
•	Mr. Eric Chapman P.Geo, a Fortuna employee, is the Qualified Person for the estimate
•	Mineral Resources as reported inclusive of Mineral Reserves
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
•	Mineral Resources are reported based on underground mining within optimized stope designs using a cut-off grade of 100 g/t Ag Eq based on assumed metal prices of US$ 18.25/oz Ag and US$ 1,320/oz Au, estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au (Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)), and an operating cost of US$ 52.50/t
•	Measured + Indicated Resources totaling 3.2 Mt containing 34.5 Moz of silver and 208 koz of gold, and Inferred Resources totaling 1.3 Mt containing 7.1 Moz of silver and 49 koz of gold reported at a 100 g/t Ag Eq cut-off grade, are located in the Taviche Oeste concession and subject to a 2.5 % royalty
•	Mineral Resource tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding
•	This table is not additive to Table 14.9, Table 14.11, or Table 14.12

The Mineral Resource can be further assessed by examining the tonnes and grade associated with each vein at the reported cut-off grade (Table 14.11).

Table 14.11	Mineral Resources inclusive of Mineral Reserves by vein reported as of December 31, 2018

Category	Vein	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal			Average Thickness (m)*
						Ag (Moz)	Au (koz)	Ag Eq (Moz)
Measured	Bonanza	145	197	1.70	320	0.9	7.9	1.5	10.3
	Trinidad	101	217	1.38	316	0.7	4.5	1.0	6.9
	Fortuna	5	147	1.28	239	0.0	0.2	0.0	5.3
	Stockwork	554	284	2.29	450	5.1	40.9	8.0	39.4
	Stockwork2	4	350	1.97	492	0.0	0.3	0.1	8.6
	Total	810	260	2.06	409	6.8	53.8	10.6	29.7
Indicated	Bonanza	729	211	1.69	333	5.0	39.6	7.8	5.1
	Trinidad	685	206	1.32	301	4.5	29.0	6.6	4.0
	Trinidad HW	10	119	0.89	183	0.0	0.3	0.1	4.1
	Trinidad FW	7	160	0.80	218	0.0	0.2	0.1	7.1
	Trinidad FW2	22	187	0.85	249	0.1	0.6	0.2	8.8
	Paloma	8	219	1.89	355	0.1	0.5	0.1	2.9
	Fortuna	57	192	1.50	300	0.4	2.8	0.5	6.1
	Stockwork	2,507	342	2.26	504	27.5	182.0	40.6	14.3
	Stockwork2	879	298	1.64	416	8.4	46.2	11.7	9.6
	Stockwork3	208	281	1.41	382	1.9	9.4	2.6	16.4
	Total	5,113	292	1.89	428	47.9	310.6	70.3	10.7

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Category	Vein	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal			Average Thickness (m)*
						Ag (Moz)	Au (koz)	Ag Eq (Moz)
Inferred	Bonanza	297	183	1.37	281	1.7	13.0	2.7	2.3
	Bonanza HW	291	313	2.64	503	2.9	24.7	4.7	4.6
	Trinidad	325	213	1.20	299	2.2	12.5	3.1	2.9
	Trinidad HW	20	100	0.83	160	0.1	0.5	0.1	2.5
	Trinidad FW	29	169	0.76	224	0.2	0.7	0.2	3.5
	Trinidad FW2	78	171	0.77	227	0.4	1.9	0.6	4.4
	Trinidad FW3	86	138	0.68	187	0.4	1.9	0.5	4.1
	Paloma	106	202	1.73	327	0.7	5.9	1.1	2.0
	Fortuna	8	188	1.56	301	0.0	0.4	0.1	2.9
	Stockwork	293	246	1.81	376	2.3	17.0	3.5	4.8
	Stockwork 2	46	295	1.62	412	0.4	2.4	0.6	3.8
	Stockwork 3	25	269	1.34	366	0.2	1.1	0.3	5.5
	Victoria (Vmz)	810	137	1.14	219	3.6	29.7	5.7	6.6
	Total	2,415	196	1.44	300	15.2	111.9	23.3	4.6

Refer to notes on Mineral Resources below Table 14.10

Mineral Resources in Table 14.12 are not additive to the Mineral Resources reported in Table 14.9, Table 14.10 or Table 14.12

*Average thickness calculated by spearing the block model at 2 m intervals in an east to west direction

The figures demonstrate the importance of the presently-mined Stockwork domains with the average width of the Stockwork domains being significantly greater than other mineralized domains.

An important addition to the Inferred Mineral Resources has been attributed to the exploration drilling program focused on the Victoria main structure, part of the Victoria mineralized zone, located approximately 350 m east of the Trinidad Deposit (Fortuna, 2019b). The vein system remains open along strike and both up and down dip.

Due to the presence of high-grade regions in the Trinidad Deposit there is the potential to selectively mine higher-grade material if weaker metal prices dictated that this was necessary. A sensitivity analysis has been conducted on the resources to highlight this by evaluating the effect of changing cut-off grade on tonnes and grade with the results reported in Table 14.12. The base case is highlighted.

Table 14.12	Mineral Resources inclusive of Mineral Reserves as of December 31, 2018 reported at a range of Ag Eq cut-off grades

Category	Ag Eq Cut-off (g/t)	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
						Ag (Moz)	Au (koz)	Ag Eq (Moz)
Measured	50	1,052	212	1.68	333	7.2	57	11.2
	75	923	235	1.87	370	7.0	55	11.0
	100	810	260	2.06	409	6.8	54	10.6
	125	714	285	2.26	448	6.5	52	10.3
	150	632	309	2.47	487	6.3	50	9.9
	175	563	334	2.67	526	6.0	48	9.5
	200	503	359	2.87	565	5.8	46	9.1
Indicated	50	6,612	237	1.54	348	50.3	328	73.9
	75	5,812	264	1.71	387	49.3	320	72.3
	100	5,113	292	1.89	428	47.9	311	70.3
	125	4,518	320	2.07	469	46.5	301	68.2
	150	4,015	349	2.25	511	45.0	290	65.9
	175	3,587	377	2.43	552	43.5	280	63.7
	200	3,220	406	2.61	594	42.0	270	61.5
Measured + Indicated	50	7,664	233	1.56	346	57.5	348	85.1
	75	6,735	260	1.73	385	56.2	375	83.3
	100	5,923	287	1.91	425	54.7	364	81.0
	125	5,232	315	2.10	466	53.0	353	78.4
	150	4,647	343	2.28	507	51.3	341	75.8
	175	4,150	371	2.46	549	49.5	329	73.2
	200	3,723	399	2.64	590	47.8	317	70.6

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Category	Ag Eq Cut-off (g/t)	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
						Ag (Moz)	Au (koz)	Ag Eq (Moz)
Inferred	50	4,328	130	0.97	200	18.1	134	27.8
	75	3,264	159	1.18	244	16.7	124	25.6
	100	2,415	196	1.44	300	15.2	112	23.3
	125	1,920	228	1.67	348	14.1	103	21.5
	150	1,589	256	1.88	392	13.1	96	20.0
	175	1,353	283	2.08	432	12.3	90	18.8
	200	1,173	307	2.26	470	11.6	85	17.7

Refer to notes on Mineral Resources below Table 14.10 Mineral Resources in Table 14.13 are not additive to the Mineral Resources reported in Table 14.9, Table 14.10 or Table 14.11

14.12.4	Comparison to previous estimates

The primary reasons for changes in the reported Mineral Resources compared to the previous estimate are due to:

•	Infill drilling of the Bonanza, Trinidad, Trinidad FW2, Stockwork, Stockwork 2, and Stockwork 3 veins

•	Production related depletion and sterilization of material mined out since previous estimate

•	Geological reinterpretation

•	Exploration drilling of the Victoria mineralized zone

•	Change in long term metal prices

14.13	Comment on Section 14

The QPs are of the opinion that the Mineral Resources for the San Jose Mine, which have been estimated using core drill and channel data, have been performed to industry best practices, and conform to the requirements of CIM (2014). The Mineral Resources are acceptable to support declaration of Mineral Reserves.

Furthermore, it is the opinion of the QPs that through the application of a silver equivalent value taking into consideration the average metallurgical recovery and long term metal prices for each metal, and the determination of a reasonable cut-off grade using agreed upon commercial terms, average grade in concentrate, actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

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15	Mineral Reserve Estimates

15.1	Mineral Resource handover

The Mineral Resource reported in Table 14.10 contains mineralization that has been classified into the Measured, Indicated and Inferred Mineral Resource categories.

Upon receipt of the block model a review was conducted to confirm the Mineral Resource was reported correctly and to validate the various fields in the model.

For estimating Mineral Reserves, only Measured and Indicated Mineral Resources that are considered accessible have been considered. Inferred Mineral Resources were treated as waste material.

The Mineral Reserve estimation process considered the Mineral Resources above a 100 g/t Ag Eq cut-off grade.

15.2	Mineral Reserve methodology

The Mineral Reserve estimation procedure for the Trinidad Deposit is defined as follows:

•	Review of Mineral Resources in longitudinal sections and grade–tonnage curves

•	Identification and removal of inaccessible Mineral Resources based on current mining practices - such as crown pillars and isolated areas

•	Removal of Inferred Resources by treating it as waste and resetting grade values to zero

•	Dilution of tonnes and grades based on factors estimated by the Cuzcatlan mine planning department based on dilution levels encountered during the previous 12 months of production preceding Mineral Reserve estimation

•	After obtaining the resources with diluted tonnages and grades, the value per tonne of each SMU is determined based on metal prices and metallurgical recoveries for each metal

•	A breakeven cut-off grade is determined based on operational costs of production, processing, administration, commercial, and general administrative costs (total operating cost in US$/t) and converted into a silver equivalent grade. If the silver equivalent grade of an SMU is higher than the breakeven cut-off grade, the SMU is considered as part of the Mineral Reserve; otherwise, the SMU is regarded as part of the Mineral Resource. This evaluation is conducted in Datamine’s Mineable Stope Optimizer software (MSO)

•	Evaluate location and dimensions of potential pillars based on the proposed mining methodology

•	Removal of inaccessible areas and material identified as pillars or crown pillars to account for mining recovery based on current mining practices and mine architecture

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•	Depletion of Mineral Reserves and Mineral Resources exclusive of reserves relating to operational extraction between July 1 and December 31, 2018

•	Reconciliation of the reserve block model against mine production between July 1 and December 31, 2018 to confirm estimation parameters

•	Mineral Reserve tabulation and reporting as of December 31, 2018

15.3	Key Mining Parameters

15.3.1	Mining Recovery

Mining recovery levels vary due to the geometry of the vein and geotechnical characteristics of the material being mined. Some mineralized material cannot be economically extracted due to its isolated location, thickness being below the minimum mineable width, or due to other technical or economic considerations.

If the vein width is greater than 30 m, mining recovery averages 81%; between 12 and 30 m, it averages 85%; between 5 and 12 m, it averages 93%; whereas if the vein width is 5 m or less mining recovery averages 98%. In addition, there is a necessity for leaving crown pillars for each main mine level or sublevel to allow access to the mineralization.

The overall mining recovery is 89 % which takes into account the presence of pillars in wide veins and crown pillars for each main mine level.

15.3.2	Dilution

Dilution refers to the waste material (below breakeven cut-off grade) that is not separated from the ore (above breakeven cut-off grade) during mining. Dilution increases ore tonnage while decreasing its grade. It can be defined as the ratio of the tonnage of waste against the total tonnage of ore sent to the mill and is usually expressed as a percentage (William et al, 2001) equation number 1.

Two sources of dilution have been considered for estimating Mineral Reserves, operational dilution and mucking dilution.

Operational dilution

Operational dilution was calculated based on mine production data from January to June 2018 by the Planning Department of Cuzcatlan. The process is based on making a comparison of the actual material extracted during mining (mineral extracted) against the planned ore predicted by the reserve block model (Figure 15.1).

Operational dilution was assessed by comparing the geologic structure of the vein (as modeled by the Geology Department) and what was planned for extraction (Planning Department). Waste material is considered to contain no precious metals with silver and gold grades set at a zero gram per tonne value. The data is evaluated in Datamine using macros.

The results of this evaluation, taken in conjunction with operational experience, indicate that operational dilution averages 9.56 % if a zero grade for the waste material is applied.

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Figure 15.1	Idealized diagram demonstrating the methodology for determining operating dilution

Figure sourced from William et al (2001)

Mucking dilution

Mucking dilution is based on the underground surveys of the stopes and calculates the percentage of back fill extracted during mucking. Based on this criterion and the 12 months of production preceding the Mineral Reserve estimation this factor has been estimated as 2.3%. Back fill is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

Based on the estimated operational and mucking dilution factors related to reserves as of June 2018, the total dilution for the mine is as follows:

Total dilution = 9.56 % operational dilution + 2.3 % mucking dilution = 11.86%

15.3.3	Metal prices, metallurgical recovery, and NSR values

Metal prices used for Mineral Reserve estimation were determined as of May 2018 by the corporate financial department of Fortuna from market consensus.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from July 2017 to June 2018.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties as detailed in Table 15.1.

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Table 15.1	Parameters used for NSR determination
Item	Unit	Silver	Gold
Metal Price (a)	US$/oz	18.25	1,320
Metallurgical recovery (b)%		92	91
Value after Met. Recovery (c)	US$/oz	16.79	1,201
Deduction (d)%		96	96
Refining Charges (e)	US$/oz	-0.5	-15
Loss in process (f)	US$/oz	-0.05	-3.46
Premium (g)	US$/oz	0.18	0
Payable metal (h)	US$/oz	15.75	1,135
Extraordinary mining fee (i)%		0.5	0.5
Value – (j)	US$/oz	15.67	1,129
Notes: c = (a x b)/100 h = (c x d-(e + f + g)) j = (h x i)/100

The Taviche Oeste concession is subject to an additional 2.5 % royalty which when applied to the above results in NSR values of US$ 15.27/oz for silver and US$ 1,100/oz for gold.

15.4	Cut-off grade determination

A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation). Operating costs used to calculate the breakeven cut-off grade for Mineral Reserve estimation are detailed in Table 15.2.

Table 15.2	Operating cost by area
Area	Cost (US$/t)
Mine	31.48
Plant	16.55
General services	4.48
Administrative services	1.84
Distribution	4.66
Management fee	0.30
Community support activities	1.12
Sales & Administration expense	5.50
Total operating cost	65.90

Based on the above operating costs, metal prices, metallurgical recoveries, and refining charges as detailed in Section 19 the breakeven cut-off grade was determined as 131 g/t Ag Eq except for the Taviche Oeste concession where an additional 2.5 % royalty results in a 134 g/t Ag Eq cut-off grade.

In the unlikely event Cuzcatlan is required to pay a 3 % royalty to SGM on ore processed from the Progreso mineral concession (refer to discussion in Section 4.3), the break-even cut-off grade would be increased to approximately 135 g/t Ag Eq, similar to that paid for mineralization processed from the Taviche Oeste concession.

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15.5	Mineral Reserves

Mineral Reserves reported by vein are summarized in Table 15.3 based on the cut-off grades detailed above as of December 31, 2018. Measured Resources have been converted to Proven Reserves and Indicated Resources have been converted to Probable Reserves.

Table 15.3	Mineral Reserves as of December 31, 2018

Category	Vein	Tonnes (000)	NSR (US$/t)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)
Proven	Bonanza	17	117	143	1.25	233
	Trinidad	12	160	220	1.39	320
	Stockwork	365	195	242	2.03	388
	Total	393	191	237	1.97	379
Probable	Bonanza	519	134	167	1.39	267
	Trinidad	465	116	162	0.95	231
	Trinidad FW2	4	106	162	0.76	217
	Fortuna	51	116	147	1.16	231
	Stockwork	2,592	198	272	1.80	402
	Stockwork2	966	144	209	1.16	293
	Stockwork3	182	158	236	1.19	322
	Total	4,779	170	235	1.51	343
Total Proven + Probable Reserves		5,172	171	235	1.55	346

Notes:

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Reserves are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018
•	Mineral Reserves are reported based on underground mining within optimized stope designs using an NSR breakeven cut-off of US$ 65.90/t, equivalent to 131 g/t Ag Eq and 134 g/t Ag Eq for the Taviche Oeste concession due to an additional 2.5 % royalty
•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver and US$ 1,320/oz for gold
•	Metallurgical recovery values used in the NSR evaluation are 92 % for silver and 91 % for gold based on actual plant recoveries
•	NSR values taking into account refining charges used in the estimation are US$ 15.67/oz for silver and US$ 1,129/oz for gold with the exception of material located in the Taviche Oeste concession where NSR values are US$ 15.27/oz for silver and US$ 1,100/oz for gold
•	Costs used in NSR breakeven cut-off determination are US$ 31.48/t for mining; US$ 16.55/t for processing; and US$ 17.91/t for other costs including distribution, management, community support, general service and administration
•	Mining recovery is estimated to average 89 % and mining dilution 12%
•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves, being an employee of Fortuna Silver Mines Inc.
•	Mineral Reserve tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

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There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this Report.

A sensitivity analysis was conducted on the reserves to assess the effect of changing the cut-off grade if costs or metal prices were to change. The grade tonnage curve in Figure 15.2 displays the effect of varying the Ag Eq cut-off grade in respect to tonnes and average silver equivalent grade above cut-off.

The grade tonnage curve can be used to determine the potential effect if Cuzcatlan were to increase the break-even cut-off at Progresso. The risk was found to be minor, with Mineral Reserve silver-gold metal content estimated to reduce by less than 1%.

Figure 15.2	Mineral Reserve grade-tonnage curve

Figure prepared by Cuzcatlan, Feb 2019

15.6	Comment on Section 15

Mineral Reserves are to be extracted using an underground cut-and-fill mining method, and in the opinion of the QP, are reported appropriately with the application of reasonable mining recovery and dilution factors based on operational observations and a transparent breakeven cut-off grade based on actual mining, processing and smelting costs; actual metallurgical recoveries achieved in the plant; and reasonable long-term metal prices based on market consensus.

The QP is of the opinion that the Proven and Probable Mineral Reserve estimate has been undertaken with reasonable care, and has been classified using the 2014 CIM Definition Standards. Furthermore, it is their opinion that Mineral Reserves are unlikely to be materially affected by mining, metallurgical, infrastructure, permitting or other factors, as these have all been well established over the last seven years of mining.

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16	Mining Methods

Mining method selection is critical as it impacts dilution, productivity, product consistency, production capacity, development, backfill and ventilation requirements. The mining method applied at the San Jose Mine is overhand cut-and-fill using a mechanized extraction methodology. Production capacity has been 3,000 tpd since June 2016 as a result of a mill expansion.

All mine planning, hydrogeology, geotechnical assessment, mine services, ventilation, and electric power supply evaluations are undertaken by the Mine Planning & Engineering department of Cuzcatlan.

16.1	Hydrogeology

Based on information generated, collected and interpreted by San Luis de Potosi University (Benavides & Amaral, 2007) and Water Management Consultants (2009), it has been possible to define the approximate location of the local aquifer, which is related to unconsolidated material near surface. The chemical composition of groundwater shows that the depth of circulation is relatively shallow. The groundwater temperature is relatively homogeneous, being close to the annual surface average, verifying that the groundwater circulation is restricted to near surface environments. Most of the monitored flow systems currently captured by local wells are associated with surface water runoff generated within the basin. The wells also capture an intermediate flow that passes through the fractured volcanic rocks.

Recent studies have observed the presence of underground water in the form of sporadic and permanent flows in specific areas of the Trinidad and Bonanza vein systems at the 1200 level. In some cases, minor water flows have been detected along fault zones, but the majority of groundwater is restricted in its vertical movement.

Based on the above referenced hydrogeological studies, the estimated groundwater inflows to the proposed areas of the underground mine reach a nominal 28.3 liters per second (l/s) for the worst case and a nominal 25 l/s for the base case scenario.

SVS consultants selected a groundwater inflow rate of 35 l/s for the design of the mine dewatering system as part of the 3,000 tpd mine expansion study (SVS, 2015). The base case water inflow was used to support the estimated operating power requirements for the main pumps that will deliver water to the surface. The mine dewatering system is discussed in Section 16.6.8.

16.2	Mine geotechnical

Cuzcatlan’s Geomechanics Department evaluates the rock mass classification for the active areas in the mine based on the following systems:

•	Geological Strength Index (GSI) as described by Marinos et al (2007)

•	Rock Mass Rating (RMR) that uses the Bieniawski (1989) classification system

RMR and GSI are used as the main systems for ranking the rock mass at the San Jose Mine from very bad (RMR less than 20), to good (RMR greater than 61) as detailed in Table 16.1.

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Table 16.1	Geomechanical classification used at the San Jose Mine
Classification	RMR
Good	61 - 80
Regular - A	51- 60
Regular - B	41 - 50
Bad - A	31 - 40
Bad - B	21 - 30
Very Bad	0 - 20

The maximum stable opening dimensions have been estimated based on this rock mass classification and the hydraulic radius for each mineralized structure. The maximum stable size approved for underground mining is 6 to 8 m in width and 6 m in height.

The average RMR of the rock for the Bonanza and Trinidad vein systems is 40 to 55, supporting the type of openings indicated for the cut-and-fill mining methodology (using paste backfill or waste rock fill). The ground support designed for the stope openings is 8-foot long bolts and 2 to 3-inch thickness of shotcrete. To ensure appropriate support is achieved in a timely manner, three robot shotcrete machines and four bolters have been incorporated into the mining fleet.

When the mineralized structure is greater than 8 m in width, such as in the Stockwork Zone areas, exploitation is performed with a combination of cut-and-fill, and room-and-pillar for ground support stability, where pillars of either 6 by 4 m (24 m2 area) or 5 by 5 m (25 m2 area) are recommended by SVS (2015).

16.3	Mining method

The method chosen for underground mining is overhand cut-and-fill which removes ore in horizontal slices, starting from the bottom undercut and advancing upwards. When ore widths are greater than 8 m, a combination of overhand cut-and-fill and room-and-pillar methods has been selected as the most appropriate for the conditions encountered.

Mechanized mining uses a Jumbo drill rig to drill blast holes, scoop trams for loading and trucks for ore haulage. Rock support is provided through rock bolts and shotcrete. The deposit width ranges from 4.5 m to 17 m for the Bonanza and Trinidad vein systems and can be more than 30 m in the Stockwork Zone. Mechanized mining is regarded as the only methodology suitable for all veins based on the geological structure and geotechnical studies to date (Section 16.2). The mechanized mining sequence is demonstrated in Figure 16.1 and includes: drilling (with a Jumbo drill rig), blasting, support, loading (by scoop tram) and haulage:

1.	Ore is extracted from the stope in horizontal slices that span the entire width and length of the stope using pivot cuts of up to ±15 % gradient

2.	After the stope has been mined out, voids are backfilled with paste or waste rock. The key performance indicators for this activity sets 85 t/h production rates for rock waste and 100 to 150 t/h for paste fill

3.	Drilling of horizontal slices is conducted in sections of 6 m by 6 m by mechanized jumbos which have a boom length of 5 m

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4.	The blast pattern is charged with an explosive made up of emulsion and ANFO. The average power factor applied in the blasting is 0.45 kg/t for stopes. After the mine face has been blasted and ventilated, scaling of loose rock is conducted. This is an important phase of the mining cycle in terms of safety due to the risk of falling rock

5.	Mucking is done by scoop trams (6 yd3 capacity) from the face to an underground stockpile in the stope. Trucks with 14 m3 capacity transport the broken ore from the stopes to the surface stockpiles using a paved ramp which allows speeds of up to 25 km/h

6.	Required support is defined by the Geomechanics Department

Figure 16.1	Mechanized mining sequence

Figure prepared by Cuzcatlan, Aug 2015

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16.4	Mine production schedule

Mineral Reserves will sustain an almost five-year LOM consisting of 350 production days a year. Table 16.2 presents the LOMP for a mill throughput of 3,000 tpd. Based on the evaluation using MSO, the LOM annual average production will be approximately 7 Moz of silver and 46 koz of gold based on an average head grade of 232 g/t Ag and 1.52 g/t Au. Inferred Mineral Resources totaling 2.4 Mt averaging 196 g/t Ag and 1.44 g/t Au are not taken into consideration in the LOM evaluation.

Table 16.2	San Jose life-of-mine production plan
Item	2019	2020	2021	2022	2023	Total*
Ore milled (t)	1,059,000	1,059,000	1,059,000	1,059,000	864,000	5,200,000
Ore grade Ag (g/t)	247	231	234	223	220	232
Ore grade Au (g/t)	1.66	1.47	1.51	1.42	1.56	1.52
Metal recovery Ag (%)	92	92	92	92	92	92
Metal recovery Au (%)	91	91	91	91	91	91
Concentrate production (t)	30,600	27,600	27,700	27,500	22,400	135,800
Concentrate grade Ag (g/t)	7,873	8,150	8,228	7,905	7,826	8,168
Concentrate grade Au (g/t)	53	52	53	50	55	53
Ag metal production (koz)	7,749	7,242	7,324	6,986	5,637	34,976
Au metal production (koz)	52	46	47	45	40	230
*Numbers may not total due to rounding

The SMU has been determined to be 4 m by 4 m by 4 m. This corresponds to the mining equipment (4 m in height and 4 m in width) and one round of a blast (3.5 m).

Dilution factors are estimated to be approximately 12 % for all veins based on the proposed mining methodology. Waste material is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

16.4.1	Economic cut-off grade

An equivalent silver breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses, administrative and commercialization costs (including concentrate transportation). Operating costs used to calculate the breakeven cut-off grade for Mineral Reserve estimation are detailed in section 15.4.

Based on the operating costs, metal prices (silver at US$ 18.25/oz and gold at US$ 1,320/oz), metallurgical recoveries (92 % for silver and 91 % for gold) and commercial terms, the break-even cut-off grade was determined as 131 g/t Ag Eq. For the Taviche Oeste concession an extra royalty was applied resulting in a cut-off grade of 134 g/t Ag Eq.

16.4.2	Stope design

Datamine’s MSO was used to develop the indicative mineable envelopes at the given cut-off grades. MSO utilizes key inputs to generate an optimized stope shape whereby the mined metal in relation to tonnage is optimized. The optimization is driven by the following inputs:

•	Cut-off grade

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•	Mining extents

•	Minimum and maximum stope widths

•	Level spacing

•	Minimum and maximum dip angles

The stope design is optimized by performing the following steps:

1.	Generation of mineable areas. This process requires the following inputs:

a.	Height of the operational slice; 6 m high has been considered for the optimization

b.	Width of the operational slice; a minimal operational width of 4 m was applied

c.	A breakeven cut-off equivalent to 65.90 US$/t (see Table 15.2)

d.	Dip and strike of the vein

e.	The resource block model

2.	MSO outputs were imported into Datamine’s 5D planner to evaluate and remove extraneous satellite stopes that are not conducive to practical and/or economic extraction. A mineable tonnage at a specific cut-off grade and three-dimensional wireframe are obtained which represent the mineable mineral reserves to be extracted. Figure 16.2 shows the longitudinal section of the optimized stopes. The result is used as an input for production and related development infrastructure planning and sequencing.

Figure 16.2	Optimized mineable areas for the San Jose Mine

Figure prepared by Cuzcatlan, Feb 2019

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16.5	Underground mine model

16.5.1	Mine layout

Access to the San Jose underground mine is from surface through a main ramp with a total average gradient of 10 % and dimensions of 4.5 m width by 4.5 m height. A longitudinal section of the mine layout is displayed in Figure 16.3.

The San Jose Mine has been designed with a separation of 100 m between levels primarily to limit blast vibration but also to assist with hanging wall and footwall stability.

The ventilation requirements for the mine to produce 3,000 tpd is 548,169 cfm. The ventilation system brings all the intake air through the main ramp and three main airway networks. Exhaust air is forced to the surface from inside the mine by three principal fans, two operating at 250,000 cfm and one at 120,000 cfm.

Figure 16.3	Mine layout

Figure prepared by Cuzcatlan, Feb 2019

16.5.2	Lateral development

The San Jose Mine requires approximately 17,078 m of lateral development of which 80 % is for preparation and lateral advance requirements, 18 % for development, and 2 % for Brownfields lateral development (Table 16.3).

Table 16.3	Lateral development for the San Jose LOM
Activity	2019	2020	2021	2022	2023	Total
Preparation (m)	3,085	3,509	3,369	2,688	943	13,594
Development (m)	1,410	1,078	309	231	6	3,034
Brownfields (m)	450	0	0	0	0	450
Total (m)	4,857	4,915	3,907	2,987	949	17,078

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16.5.3	Raising requirements

A total of 787 m of vertical development is required for the LOM as detailed in Table 16.4.

Table 16.4	Vertical development for the San Jose LOM
Activity	2019	2020	2021	2022	2023	Total
Preparation (m)	73	177	85	62	0	397
Development (m)	90	150	145	6	0	390
Total (m)	163	327	229	67	0	787

16.6	Equipment, manpower, services, and infrastructure

16.6.1	Contractor development

The San Jose underground mine is operated by mining contractors selected by Cuzcatlan based on a competitive bidding process.

The mining contractor will generally include activities such as drift development, stope preparation, exploitation, rock bolting support, and backfilling of waste rock fill.

16.6.2	Mining equipment

The current mining fleet consists of the following equipment:

•	Seven Scooptrams of 6 yd3 capacity

•	Four electric hydraulic jumbo’s with two arms

•	Three electric hydraulic jumbos

•	Four electric hydraulic bolter jumbos

•	Five jacklegs

•	Fifteen trucks of 14 m3 capacity

•	Five trucks of 7 m3 capacity

•	Four concrete mixer trucks

•	Three shotcrete robots

•	Three telehandlers (telescopic)

•	One backhoe loader

•	One utility truck (diesel-oil)

16.6.3	Mine manpower

San Jose Mine estimates a total of 985 employees, consisting of 494 contractors and 491 Cuzcatlan staff, are required for operation related activities in 2019 with similar numbers maintained over the LOMP.

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16.6.4	Underground drilling

The underground mine uses several different drilling techniques and equipment including:

•	Mechanized drilling for horizontal and decline drifts using electro-hydraulic jumbos

•	Drilling with jacklegs for conventional support and the construction of short vertical raises

•	Mechanized bolting uses four jumbos

•	Exploration, infill and ore definition drilling with approximately 14,000 m planned for 2019

•	Vertical raises (3 m diameter) with an average of 197 m per year planned for the next three years (2019–2021)

16.6.5	Ore and waste handling

Transportation of ore and waste is done via trucks with a 14 m3 capacity through the main and secondary ramps. The main ramp has been designed with two different gradients, the first is associated with straight sections being 12%, and the second is associated with curved sections being 5 % with a curvature radius of 17 m. In order to optimize the transportation velocity, the mine has paved the ramp wheel pathways with a compression resistance of 210 kg/cm2. This construction allows the trucks to increase speeds from 8 km/h to a maximum of 25 km/h.

16.6.6	Mine ventilation

Air requirements at the mine have been analyzed in accordance with the Mexican Regulation NOM-023-STPS-2012.

Ventilation at the mine considers:

•	The main ventilation system

•	Auxiliary ventilation system (for stopes and blind developments)

For optimal performance of the operation, and to provide adequate ventilation to the working faces, the required air flow is 548,169 cfm taking into account the total number of people working inside the mine and the total amount of equipment required to accomplish daily tasks (Table 16.5).

Table 16.5 Mine air flow requirements

Item	Diesel Equipment	Equipment power (hp)	Simultaneous Use (%)	Quantity	Requirement (75 cfm / hp)
1	DDH rig	220	48%	2	5,777
2	Service truck	340	35%	6	57,083
3	Supervision truck	142	26%	15	41,834
4	Truck 14 m3	361	48%	14	182,478
5	Truck 7 m3	230	48%	4	33,217
6	Scooptram (6 yd3)	250	36%	7	58,119
7	Jumbo one boom	83	27%	4	6,743
8	Jumbo two booms	100	18%	3	4,082
9	Bolter	134	17%	4	4,214
10	Scissor	138	36%	4	11,915
11	Mixer	145	32%	4	28,885
12	Scaler	288	28%	2	9,267
13	Small Mixer	300	40%	3	14,442
14	Shotcrete Robot	147	24%	4	10,615

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Item	Diesel Equipment	Equipment power (hp)	Simultaneous Use (%)	Quantity	Requirement (75 cfm / hp)
15	Backhoe loader	90	29%	3	6,222
16	Underground personnel			188	9,959
17	Requirement for high temperatures				63,3166
Total					548,169

Planned airways into and out of the mine are listed in Table 16.6. Air intake is through the main access ramp. Exhaust is through two 3 m diameter raise bores.

The ventilation network as of December 2018 comprises 91 % of the total design. Ongoing work to support the 3,000 tpd ventilation design is presently related to the construction of two 3 m diameter raises.

Table 16.6 Air flow in-out balance

Airways	LOM (cfm)
Fresh air	550,600 (*)
Exhaust air	605,660
Requirements (**)	548,966
Coverage (%)	100%
* Projected by Ventsim Simulator
** Mexican regulation (75 cfm/hp)

16.6.7	Backfill method

The mine uses two kinds of backfill; waste rock backfill generated during underground mining, and paste fill. The paste fill is comprised of a mixture of fine particles from the tailings, cement, and water. It has a solid content of between 70 and 80 % that ensures consistency and allows it to be pumped through a pipe network. Cement is added to help dry the mixture and ensure the fill sets to a specified minimum level of strength within a reasonable timeframe. Tailings enter the mixture as a main component of the blend with the process described as follows:

•	Thickened tailings come from the concentrator plant and are stored in a continuously agitated tank. The pulp has an average density of 1500 g/l, equivalent to a solids content of 55%

•	Filtered tailings come from the filter plant and have a solids content of 86%

•	Portland cement is supplied via a 190 tonne silo and represents 3 % of the dry solids of the tailings

•	Water is supplied from the pulp

Paste design resistance is 3 kg/cm2 or 300 kPa with this being achieved after 28 days and 150 kPa after seven days. It is advisable to wait a minimum of seven days before mucking to ensure the paste fill can handle the weight of the scoop trams.

16.6.8	Mine dewatering system

The drainage system of the mine removes any excess water that is encountered underground or produced during drilling activities. To pump water from underground to surface four pumping stations have been installed at different levels of the mine, as part of the main drainage system. Once the water is pumped to surface a sedimentation process is performed in a 1,000 m3 pond with the cleaner water stored in a 9,000 m3 pond where it is recycled for reuse in the mine.

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The four pumping stations have settling ponds to allow suspended solids to settle from the water. This water is then poured into a tank of decanted water where a 150 hp pump moves the clean water with low solids to the upper pumping stations.

The pumping system in the mine is comprised of four stages, from the bottom of the mine to the surface. The stages include:

•	Pumping station 5, located at level 950, to pump water to the 1100 level

•	Pumping station 4, located at level 1100, to pump water to the 1200 level

•	Pumping station 3, located at level 1200, pumps water to the 1300 level

•	Pumping station 2, located at level 1300, pumps water to the 1400 level

•	Pumping station 1, located at level 1400, pumps the water to the surface

One future pumping station will be constructed in the coming years in accordance with the LOM requirements and will include the following:

•	Pumping station 6, to be located at level 800, to pump water to the 950 level

Each pumping station will have two 150 hp pumps (one as a standby), a settling pond, and a pumping chamber.

There are 12 pneumatic pumps, carrying water from the development faces to the aforementioned settling ponds. These pumps can force a flow rate of 50 gallons per minute with 7 % solids content and a static height of 25 m.

The industrial water required by the mine operation is recovered from the water pumped to the surface via the underground dewatering system. The water returns to the mine through a 4-inch pipeline network to supply the various drilling requirements.

16.6.9	Maintenance facilities

To increase the productivity for the 3,000 tpd production level, a workshop was constructed on the 1100 level where the contractor will do the maintenance of the load-haul-dump (LHD) equipment.

The workshop is for major, minor and preventive maintenance. The workshop area is approximately 1,500 m2 in area and includes the following:

•	Maintenance office

•	Washing area for mechanical equipment

•	Maintenance area for jumbos and scoops

•	Spare parts warehouse

•	Oils and lubricants store

•	Tire store

•	Welding area including a ventilation raise

•	Utility area

•	Area for jackleg maintenance

•	Electric board

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•	Grease trap

•	Sanitary facilities

16.6.10	Power distribution

The mining unit is connected to the national electric network managed by the Federal Electricity Commission (CFE) through a main feed of 115,000 volts and a secondary line available to supply power to critical equipment in case of power failure or electrical maintenance of the main line.

The main power line supplies two secondary transformers with transform ratios as detailed in Table 16.7. Both transformers work independently, and for safety purposes, are separated by a concrete wall. Independence of the transformers provides the operation with flexibility to deal with power failures and to carry out preventative maintenance.

Table 16.7 Transformer capacities

Equipment	Transformation relation	Capacity
Power transformer 1	115 kV / 13800 volts	7.5 – 9.37 MVA
Power transformer 2	115 kV / 13800 volts	6.7 – 8.4 MVA

The mining unit has two main distribution circuits to support the 3,000 tpd operation.

•	Circuit 1 - Transformer 1 (13,800 kV, 6.7-8.4 MVA) supplies the following areas:

o	Crusher plant

o	Mills M1 and M2

o	Flotation

o	Thickeners

o	Underground mine – Central main circuit

o	Underground mine – North main circuit

o	Mine’s surface facilities

o	Capacitor battery

•	Circuit 2 - Transformer 2 (13,800 kV, 7.5-9.37 MVA) supplies the following areas:

o	Filtration plant

o	Paste fill plant

o	Mill - M3

o	Flotation (new circuit)

o	Chemical laboratory

o	General offices

o	Underground mine compressors area

o	Mechanical/electrical workshop

o	Water treatment plant

o	Warehouse

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o	Clinic

o	Dining room

The power supply for the underground mine consists of four main circuits with the following provisions:

•	Circuit 1 - Transformer 1.1, located at surface with a transformer ratio of 13,800 to 4,160 volts and a capacity of 2 MVA. This main transformer feeds the northern portion of the mine with the following distribution:

o	Substation 1N at 1300 level with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds the main 250,000 cfm fan

o	Substation 2N at 1100 level with a transformer ratio of 4,160 volts to 440 volts of 750 kVA and 500 kVa which feeds the construction activities for the exploration drifts at this level

o	Substation 3N at 1100 level where two transformers are located with a transformer ratio of 4,160 volts to 440 volts of 750 kVA and 500 kVA which feeds all of the operations power needs for the 1100 level

o	Substation 4N at 1100 level, with a transformer ratio of 4,160 volts to 440 volts of 500 kVA which supplies power to a pumping station and drilling activities

•	Circuit 2, comprises a high voltage cable of 13,800 volts connected to a cell with protection relay and fed from surface to the 900 level in the northern sector of the mine with the following distribution:

o	Substation 4N at 1000 level with a transformer ratio of 13,800 volts to 440 volts of 1,000 kVA which feeds all of the operational power needs for the 1000 level

o	Substation 5N at level 900, with a transformer ratio of 13,800 volts at 440 volts of 1,000 kVA which feeds all the operational power requirements for the 900 level

•	Circuit 3, located at surface with a transformer ratio of 13,800 to 4,160 volts with a capacity of 1.5 MVA. This main transformer feeds the central side of the mine with the following distribution:

o	Substation 1C at 1300 level, with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds the main 120,000 cfm fan, the workshop at 1300 level, and pumping system 2

o	Substation 2C at 1200 level, with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds 30 % of the operational demands of the 1100 level

o	Substation 3C at 1200 level, with a transformer ratio of 4,160 volts to 440 volts of 1,000 kVA which feeds 70 % of the operational demands of the 1100 level as well as the ventilation for the exploration drift, drill rigs and pumping station 3

o	Substation 4C (750 kVA) at 1100 level, supplies power to the mining operations at the 1100 and 1000 levels

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•	Circuit 4, transformer 1.3 13,800 v / 440 v 750 kVA (2 pieces), these transformers feed the compressors at surface, contractor offices and the training area of the mine safety brigade

16.6.11	Other services and infrastructure

Additional complementary services and infrastructure have been constructed inside the mine and include; a compressed air supply; an underground explosive storage facility; and refuge stations and mine rescue facilities.

Compressed air supply

Currently Cuzcatlan has two Atlas Copco GA 250-125 compressors located at surface with a maximum operating pressure of 8.85 bar and air flow of 1,200 cfm.

The compressed air network is comprised of a tank after the main compressors with a 7,400-liter capacity. Compressed air is pumped along a 6-inch main pipeline of 1,450 m length from the surface to the 900 level, with connections between the 1200, 1100, and 1000 levels. A secondary pipeline network takes the compressed air from the main pipeline to the working areas through a series of pipes. To support the network two compressed air tanks have been installed at the 1200 and 1100 levels.

Underground explosive storage

The explosive storage is comprised of two separate areas that meet the safety and security requirements established by Mexican Federal Regulations. The facilities are designed to store explosives and blasting accessories separately.

Refuge station and mine rescue facilities

Safety is of paramount importance to Cuzcatlan. A network of vertical manway exits has been built to ensure that if a major incident occurred the workforce has the ability to escape. Additionally, a refuge station has been constructed adjacent to the ramp to provide shelter.

16.7	Comment on Section 16

The QP is of the opinion that:

•	The mining method being used is appropriate for the Trinidad Deposit. The underground mine design, dry stack tailings facility design, and equipment fleet selection are appropriate to reach production targets

•	The mine life is estimated as just under 5-years

•	The mine plan is based on successful mining philosophy and planning, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan

•	Mining equipment requirements are based on actual operational conditions experienced at the San Jose Mine producing 3,000 tpd

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

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17	Recovery Methods

The following section provides a description of the current process plant design including the equipment characteristics and specifications at each step of the process.

17.1	Crushing and milling circuits

Expansion of the concentrate plant was successfully completed in June of 2016 taking the ore throughput capacity to 3,000 dry tpd. The principal stages are as follows:

•	Crushing

•	Milling

•	Flotation

•	Thickening, filtering and shipping

17.1.1	Crushing

Crushing at the San Jose Mine is a dry process, where ore extracted from the mine is reduced in size from 406 mm to 12.7 mm to be fed to the mill.

The crushing process begins at the reception hopper, where ore from the mine is deposited. The ore is fed from the bottom of the hopper via a plate feeder into a jaw crusher that crushes the ore to a 102 mm product size prior to it being transported via conveyors to one 2.44 m by 6.1 m primary screen deck. The screen deck operates with one mesh of 35 mm opening. Material that does not pass through the 35 mm mesh is sent to a secondary crusher via a chute, where it is reduced to 25 mm and the product returned to the primary screen deck. The material that passes the 35 mm mesh is sent via a conveyor to one 3 m by 7.3 m secondary screen deck. The screen deck operates with one mesh of 12.7 mm opening. Material that does not pass through the 12.7 mm mesh is sent to a tertiary crusher where it is reduced to 12 mm size before being sent back to the jig to close the circuit. The fine ore that passes through 12.7 mm mesh is sent to fine ore storage, achieving a final product of 12.7 mm that is stockpiled before being fed into the milling circuit.

17.1.2	Milling and classification

The fine ore stock is sent via conveyor belts to either a 3.96 m by 5.94 m or 4.57 m by 6.6 m ball mill with 25 to 30 % of their volume filled with three inch wrought steel balls used to further reduce (grind) the ore size. The product of the mills is pumped to the classification process comprised of hydro-cyclones, where two products are generated; 1) a fine ore, which is expulsed thorough the top of the cyclones, and 2) a coarse ore that exits through the bottom and is recycled back into the mills for further grinding. The fine ore must comply with the metallurgical conditions for metal recovery, which indicates 80 % of the product must be under the 200 mesh size (equivalent to 74 µm), before being sent to the flotation process.

17.1.3	Flotation

The pulp (water + mineral) received from the fine ore of the hydro-cyclone, is first sent to a flotation stage performed in ten mechanic cells, six 14.2 m3 and four 17 m3 in size, which generate agitation through a propeller and diffuser that distributes the pulp and injects air. The agitated pulp allows reagents to act on the elements of value and adhere to the bubbles formed by the injected air, freely spilling over the edges of the cells into a collection trough. The resulting product is known as the primary concentrate. Upon conclusion of this first stage, the pulp is sent by gravity to a second stage.

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The second flotation stage is similar to the first, utilizing an additional six 17 cubic meter mechanic cells to generate the same conditions, from this process a secondary scavenger concentrate is obtained. This secondary scavenger concentrate is returned to the beginning of the process. Mineral that did not float in the second flotation stage is regarded as tailings and passes to the thickening process.

The primary concentrate is sent to a first cleaning stage that is carried out in twelve 2.8 m3 mechanical cells, whose function is to eliminate impurities and increase the grade of the concentrate. The product obtained is a first clean concentrate and the residue is returned to the beginning of the process. The first clean concentrate is sent to a second cleaning stage performed in three 2.8 m3 mechanic cells having a similar function to the first where impurities continue to be removed to obtain a second clean concentrate and the residue is returned to the first cleaning stage. The second clean concentrate is sent to a third cleaning stage performed in two 2.8 m3 mechanic cell to obtain a final concentrate that passes to the thickening stage and a residue that returns to the second cleaning stage.

17.1.4	Thickening, filtering, and shipping

The third cleaning concentrate is sent to a thickening tank where, using a flocculating reagent the particles are agglomerated and sediment generated. Solids and liquids are separated so as to recover water to put back into the process (recovered water) while the thickened solid is pumped to a two press-type pressure filter of twelve tarpaulin covered plates, where part of the water is eliminated and then re-circulated to the process. The concentrate cake is discharged from the filters to the concentrate storage for transportation.

The underflow of the final bank of the second flotation (exhaustion) is sent to a thickening tank where a solid-liquid separation is performed through the application of a flocculating reagent that agglomerates fine particles into sediment. Recovered water is returned to the process while the rest of the pulp is pumped to a three press-type pressure filter of one hundred and forty-five tarpaulin covered plates, where most of the water is eliminated and then re-circulated back into the process. The tailings cake is discharged from the filters to the tailings stock for transportation to the dry stack disposal area.

Part of the pulp pumped to the pressure filter is deviated to the paste fill plant for backfilling purposes with 30 % of the mines backfilling requirements being supplied by the paste fill plant.

Figure 17.1 displays the principal components of the processing plant.

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Figure 17.1 Crushing and milling circuits at the San Jose processing plant

CRUSHING
R.O.M. STOCK PILE
WHEEL LOADER
STATIONARY GRIZZLY
CRUSHER DUMP HOOPER
FEEDER
SCALPER SCREEN
PRIMARY CRUSHER
SECONDARY SCREEN
SECONDARY CRUSHER
COARSE ORE BIN
TERTIARY CRUHSER
TERTIARY SCREEN
TERTIARY CRUSHER
FINE ORE STOCK PILE
RECLAIM FEEDERS
GRINDING
BALL MILL No.1
CYCLONS
BALL MILL No. 3
CYCLONS
ROUGHER FLOTATION CELLS 1
FLOTATION
CONDITIONING TANKS
ROUGHER FLOTATION CELLS 2
1st CLEANER CELLS 1A
1st CLEANER CELLS 1B
SCAVENGER FLOTATION CELLS
2nd CLEANER CELLS
3rd CLEANER CELLS
THICKENING AND FILTRATION TAILS
TAILS TICKENER
TAILS TANK
TAILS FILTERS
TAILS POND
THICKENED TAILS TANK
RECOVERED WATER TANK
TO DRY STACK
TO PAST FILL PLANT
TO PAST FILL PLANT
THICKENING AND FILTRATION CONCENTRATE
CONCENTRATE THICKENER
CONCENTRATE TANK
CONCENTRATE FILTERS
RECOVERED WATER TANK
PROCESS WATER TANK

Figure prepared by Cuzcatlan, Jan 2019

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17.2	Requirements for energy, water, and process materials

Energy requirements at the operation are provided by a state power line of 115 kV which supply two power transformers of 7 to 8 MVA capacity. The transformers cover the necessities of the underground mine (see Section 16.6.10), the mill plant, and facilities based on the present 3,000 tpd production rate (8 MVA).

The plant requires 2.7 m3 of water to process one tonne of ore, of which 92 % comes from the recirculation process, and the remaining 8 % from the waste-water treatment plant in Ocotlan.

Reagent consumption in the processing plant is detailed in Table 17.1.

Table 17.1 Reagent consumption of the San Jose processing plant

Reagent		Consumption (g/t)
Frother	Ore Prep 507	11
Collectors	Xantato Amilico de Potasio	7
	Aeropromotor 404	11
	Aerophine 3418	25
	Pennfloat-3	30
	Max Gold	5
Flocculant	Floculante Magnafloc 336	25

A difference between the plant design and functionality has been in the amount of sodium silicate required for the cleaning stages of the flotation process. The CAM (2010) prefeasibility study had recommended the usage of 100 g/t of sodium silicate reagent whereas Cuzcatlan has identified that the use of this reagent is not necessary to obtain the desired product. In this way the plant has made significant cost savings by reducing the quantity of reagents used in the plant.

17.3	Comment on Section 17

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material being mined will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM. The plant is of a conventional design and uses conventional consumables.

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18	Project Infrastructure

The project has a relatively small surface footprint with the property boundary split into two parts, a north area covering the operational footprint (50.15 ha), and a south area covering the area of the tailings storage facility (69.69 ha). The major surface facilities of the north area where the mine is located are displayed in Figure 18.1.

Figure 18.1 Plan view of mine and processing plant area

PROPERTY BOUNDARY
744600-E
744700-E
744800-E
744900-E
745000-E
745100-E
745200-E
745300-E
745400-E
745500-E
745600-E
1847200-N
1847100-N
1847000-N
1846900-N
1846800-N
1846700-N
1846600-N
N
LEGEND
1 MAIN ENTRANCE
2 FIRST AID
3 OFFICES
4 DINING ROOM
5 LABORATORY
6 MILL
7 MACHINE SHOP
8 CRUSHER AREA
9 LAMP ROOM
10 WASTE STOCK PILE
11 OIL STATION
12 MAIN STORAGE
13 ORE STOCK PILE
14 ELECTRIC POWER STATION
15 BACK FILL PLANT
16 WATER STORAGE
17 MINE ENTRANCE
18 EXPLOSIVES MAGAZINE
19 CORE LOGGING AND STORAGE FACILITIES
20 TAILINGS FILTRATION PLANT
21 WASTE WATER TREATMENT PLANT
22 HAZARDOUS WASTE DISPOSAL
23 AIR COMPRESSORS
LEGEND
PROPERTY BOUNDARY
UNPAVED ROAD
PAVED ROAD
STRUCTURE
0 20 50 100 m
UTM NAD 27 ZONE 14

Figure prepared by Cuzcatlan, Jan 2019

18.1	Roads

Facilities at the San Jose Mine are connected via unpaved roads that are maintained by the operation (Figure 18.1). Water is applied to the roads during the dry season to reduce dust pollution.

18.2	Tailing disposal facilities

The tailings disposal facility is located approximately 1.5 km to the southwest of the operation (Figure 18.2). There are two types of tailings disposal; the tailings dam and the dry stack tailings.

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Figure 18.2 Location map of tailings storage facilities

744000-E
744200-E
744400-E
744600-E
744800-E
745000-E
745200-E
745400-E
N
1847200-N
1847000-N
1846800-N
1846600-N
1846400-N
1846200-N
1846000-N
1845800-N
1845600-N
PROPERTY LINE
Filter Tailings Plant
MINE PROPERTY
HIGHWAY 175 OAXACA TO PTO. ANGEL
Area: 351,072 m²
PROPERTY LINE
Transport route Filtered tailings
ROAD TO SAN JOSE
DRY STACK (S1, S2, S3)
Area: 112,488 m²
DRY STACK (S4-N)
Area: 37,567 m²
PROPERTY LINE
DRY STACK (S4-S)
Area: 56,211 m²
PROPERTY LINE
Area: 703,926 m²
TAILINGS DAM
Area: 217,207 m²
0 100 200 m.
SIMBOLOGY
PROPERTY LINE OF MINE
PROPERTY LINE OF TAILING FACILITY
UTM NAD 27 ZONE 14

Figure prepared by Cuzcatlan, Jan 2019

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18.2.1	Tailings dam

The tailings dam has been designed into three construction phases or stages (Figure 18.3). The Phase 3 (S3) was originally divided into two stages; stage-3a (S3a) and stage-3b (S3b). The S3a raised the crest elevation of the dam from 1,589.8 masl to 1,595 masl, which resulted in a cumulative storage capacity of 2,300,000 m3 of tailings. The S3a phase was completed in 2014. The plan for stage 3b was to reach the elevation of 1,598.3 masl extending the storage capacity to 3,000,000 m3 but this stage will no longer be required as future tailings will be dry stacked.

Figure 18.3 Schematic drawing showing phase 1, phase 2 and phase 3 tailings dam

The dam is 43.0 m high at the center, providing a storage capacity of approximately 2,300,000 m3 (S3a). The base of the dam has been adapted with the installation of a 300 g/m2 non-woven geo-textile lining to protect the 1.5 mm thick geo-membrane that covers the entire basin of the dam. The dam received the underflow of the tailings thickener, which was pumped and discharged into the dam through nine, 6-inch discharge pipes distributed around the tailings impoundment and were opened and closed depending on the need to distribute the tailings uniformly.

Currently the dam is used as a contingency for disposal of tailings if a mechanical failure were to occur in the tailings filter plant.

18.2.2	Dry stack

In 2015, Cuzcatlan built a series of platforms at different levels, for stacking, laying, and compacting of dry tailings. The dry tailings are transported by trucks from the tailings filter plant which is located at the mine processing area (Figure 18.1).

A 300 g/m2 non-woven geo-textile lining has been installed in the base of each platform to protect the 1.5 mm thick geo-membrane that covers the entire basin. The design of the dry stack includes four phases of construction (Table 18.1).

Table 18.1 Volumes and life of the dry stack tailings facility

Stage	Storage Volume (m3)		Dry Stack life (years)
	Partial	Accumulated	Partial	Accumulated
Stage 1	431,000	431,000	1.17	1.17
Stage 2	655,000	1,086,000	1.77	2.94
Stage 3	506,000	1,592,000	1.37	4.30
Stage 4-N	762,000	2,354,000	2.06	6.36
Stage 4-S	1,685,000	4,039,000	4.56	10.92

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In May of 2018 the third-stage filtered dry stack tailings facility was commissioned on time and on budget with an increased capacity of filtered tailings to handle an additional 1.5 years of production. The present set of platforms provide a storage capacity of 1,592,000 m3 (Stages 1 to 3) with an elevation of 1,588 masl.

Construction of Stage 4-N will begin in 2019 and will reach an elevation of 1,605 masl, providing a total storage capacity of 2,354,000 m3. Stage 4-S construction is planned for 2020 to further increase total capacity to 4,039,000 m3 which would be sufficient to cover the overall LOMP.

Cuzcatlan is in the process of obtaining the permit from the Secretary of the Environment and Natural Resources (SEMARNAT) to allow the construction of the 2019 tailings expansion.

18.3	Mine waste stockpiles

The mine currently has one waste stockpile used for storing waste material that could not be effectively disposed of underground. This waste material does not generate acid waters. The waste is generated mainly from mine development activities and is not expected to increase significantly over the life of the mine unless some additional infrastructure or new mine areas are incorporated into the Mineral Reserves. The stockpile stores 72,000 m3 of waste as of February 2019 with a total capacity of 120,000 m3.

18.4	Ore stockpiles

The mine currently has two ore stockpiles which store low-grade silver ore, or material pending evaluation (due to mixing of different ore types). Once stockpile material of unknown grade has been sampled and results obtained, the geology department in coordination with the mine and planning departments, takes the decision on whether to transport this material to the plant or to the waste stockpile.

18.5	Concentrate transportation

Tractor trailers that can transport two 25 t containers each are used to transport concentrate. The containers must be made of stainless steel. Each container is registered and weighed at the mine scales before the loading, sampling and weighing process is performed of the concentrate prior to the unit being sealed and registered. The concentrate is then transported by road to the port of Manzanillo in the State of Colima for subsequent shipping to purchasers in 400 to 600 t lots.

18.6	Power generation

The main power supply to the mine is provided via a 115,000 volt circuit managed by the Federal Electricity Commission (CFE), which has an operations switchboard next to the mines principal substation.

The mine also has a secondary reserve power supply in a 13,200 volt circuit, also managed by the Federal Electricity Commission (CFE). This circuit is available to supply power to critical equipment in case of power failure in the main circuit.

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18.6.1	Principal substation

The principal substation of the mine is composed of a 7 to 8 MVA transformer with a transformation ratio of 115 to 13.8 kV, connection-disconnection elements and protection relays.

18.6.2	Distribution

Power distribution at the property is primarily through the use of overhead transmission lines on concrete posts. The basic distribution scheme is a 13,800 volt circuit via substations.

18.6.3	Mine distribution

Power supply for the underground portion of the mine consists of two circuits with the following arrangements:

•	Overhead network that feeds three transformers at surface with a transformation ratio of 13,800 to 440 volts with capacities of 750 kVA (2 pieces)

•	Overhead network that feeds two transformers at surface with a transformation ratio of 13,200 to 4,160 volts with capacities of 1,500 kVA and 2,000 kVA. This is the principal network and has a three circuit distribution to the underground mine:

o	Circuit 1 (North) involves a 2,000 kVA transformer feeding four underground transformers, at a ratio of 4,160 to 460 volts through an isolated 5 kV wire

▪	The first transformer (750 kVA), located at the 1300 level, supplies power to a 250,000 cubic feet per minute fan providing ventilation to the main circuit

▪	The second and third transformers (750 kVA and 500 kVA), located at the 1100 level, supplies power to the mine operation for level 1,200

▪	The third transformer (750 kVA), located at the 1100 level, supplies power to the exploration drift and the mine operation activities for level 1100

▪	The fourth transformer (500 kVA), located at the 1100 level, supplies power to a pumping station and the diamond drilling activities

o	Circuit 2 comprised of a high voltage cable of 13,800 volts fed from surface to the 900 level in the northern sector of the mine with the following distribution:

▪	Transformer at the 1000 level, which feeds all the operational power needs for mining activities on the 1000 level

▪	Transformer at level 900 level, which feeds all the operational power needs for mining activities on the 900 level

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o	Circuit 3 (Central) involves a 1,500 kVA transformer feeding three underground transformers, at a ratio of 13,800 to 4,160 volts through an isolated 5 kV wire.

▪	The first transformer (750 kVA), located at the 1300 level, supplies power to the mine operation for level 1200.

▪	The second transformer (750 kVA), located at the 1200 level supplies power to the mine operation for level 1100.

▪	The third transformer (1,000 kVA), located at the 1200 level supplies power to the mine operation for level 1100 level as well as the ventilation for the exploration drift, drill rigs and pumping station 3

▪	The fourth transformer (750 kVA), located at the 1100 level supplies power to the mine operation for the 1100 and 1000 levels

18.7	Communications systems

Communications services are supplied by Teléfonos de México S.A.B. de C.V. (Telemex). The communication infrastructure is based on an Optical Fiber link to the mine’s data center providing internet bandwidth at a synchronous link of 70 Mbps. The San Jose Mine has an air-conditioned data center, with controlled access and close circuit television. The structures cabling network is Category 6.

Phone communications are provided by the same company (Telmex) via an E1 connection with 10 digital phone lines enabled. The telephone switching equipment is using internet protocol (IP) connectivity with 110 extensions.

The underground mine communication network is operated using an optical radio backbone. Based in this backbone, there is an array of very high frequency (VHF) radio repeaters to provide radio communications. Underground facilities have three VHF channels, one for operators, another for traffic in the main ramp, and the last for rescue services. The coverage is approximately 11 km.

In addition, the mine operates a personal detection system, based on radio frequency identification (RFID) technology. This has seven detection points on surface and thirty detection points underground, with coverage of the major workings of the mine. The purpose of this system is to identify and monitor personnel movement inside the mine in real time for safety purposes.

Cuzcatlan has implemented a video surveillance system at the mine, which consists of 83 cameras with the purpose of monitoring both surface and underground facilities including the main pump stations, power stations and meeting points.

Some areas of the underground mine have access to voice and data services which include nine IP phone lines as well as local networks with internet service to two meeting areas located on level 1200 and 1000, the maintenance workshop, and the explosive warehouse.

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18.8	Comment on Section 18

Infrastructure required to support the LOMP is in place and is operational. Dry stack facility raises are planned for 2019 and 2020, and once completed, there will be sufficient space in the facility for LOM requirements.

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19	Market Studies and Contracts

19.1	Market studies

The San Jose Mine is an operating mine with concentrate sales contracts in place for 2019. As a result, market studies are not relevant to the operation.

Since the operation commenced commercial production in September 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. In December 2018, the concentrate production for 2019 was committed for sale to Cliveden Trading AG (Cliveden).

Silver and gold payment terms are typical within the industry (Ag and Au payable 96 % minus a 0.3 % loss in process charge plus US$ 0.5/oz refining charge for Ag and US$ 15/oz refining charge for Au). A treatment credit of US$ 47.5/dmt is applied for concentrate delivered to the port of Manzanillo in Mexico. Concentrate that contains fluorine in excess of the specification range is subject to a penalty that is negotiated with the buyer dependent on the delivered fluorine level, but has been estimated to be approximately US$ 7/t for every 100 ppm above 1,000 ppm.

Cuzcatlan expects to complete a new tender process during the last quarter of 2019 for selling silver-gold concentrate in 2020.

All commercial terms entered between the buyer and Cuzcatlan are confidential, but are considered to be within standard industry norms.

19.2	Commodity price projections

The Fortuna financial department provides Cuzcatlan with metal price projections to be used in their analysis and as used in the Report. Fortuna established the pricing using a consensus approach based on long-term analyst and bank forecasts prepared in May 2018.

The QPs have reviewed the key input information, and considers that the data reflect a range of analyst predictions that are consistent with those used by industry peers. Based on these sources, price projections are considered acceptable as long-term consensus prices for use in mine planning and financial analyses for the San Jose Mine in the context of this Report.

The long-term price forecasts that are applicable to the San Jose Mine are summarized in Table 19.1.

Table 19.1 Long-term concensus commodity price projections

Commodity	2019	2020	2021	2022	2023	Average
Silver (US$/oz)	18.00	18.00	18.50	18.75	18.00	18.25
Gold (US$/oz)	1,320	1,330	1,310	1,350	1,300	1,320

Cuzcatlan has used a Mexican peso exchange rate of 18.90 pesos to the US dollar for financial analysis purposes, which conforms with general industry-consensus.

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19.3	Contracts

19.3.1	Silver-gold concentrate

Cliveden has requested the following specifications for silver-gold concentrate delivered from Cuzcatlan:

•	Au: 40-70 g/dmt

•	Ag: 5,000-8,000 g/dmt

•	As: 0.1-0.2%

•	Bi: 0.01%

•	Cu: 0.1-0.5%

•	Fe: 28-37%

•	Pb: 1-4%

•	S: 35-40%

•	Sb: 0.03-0.08%

•	Zn: 1.0-3.5%

•	Cd: 0.02%

•	Mn: <900 ppm

•	Co: 110-120 ppm

•	Insol: 20-27%

•	H2O: 7-12%

•	Hg: <20 ppm

•	F: 300-1,000 ppm

•	SiO[2]: 10-22%

Fluorine is a deleterious elements that needs particular management at the San Jose Mine. The fluorine levels have increased to exceed the specification limit in 2018, and penalties for 2019 have been accounted for during financial analysis. Other parameters were found to be at, or within, specification limits.

19.3.2	Operations

Cuzcatlan have 14 major contracts for services relating to operations at the mine regarding mining activities, ground support, raise boring, drilling, transportation, electrical installations, plant and mine maintenance, explosives and civil works. The costs of such contracts are accounted for in the capital and operating expenditure depending on work performed. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Mexico that Fortuna is familiar with.

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19.4	Comment on Section 19

The QPs have reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts, and note that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available on industry norms. The information can be used in mine planning and financial analyses for the San Jose Mine in the context of this Report.

Long-term metal price assumptions used in the Report are based on a consensus of price forecasts for those metals estimated by numerous analysts and major banks. The analyst and bank forecasts are based on many factors that include historical experience, current spot prices, expectations of future market supply, and perceived demand. Over a number of years, the actual metal prices can change, either positively or negatively from what was earlier predicted. If the assumed long-term metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact.

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20	Environmental Studies, Permitting and Social or Community Impact

20.1	Environmental compliance and considerations

The San Jose Mine complies with the terms of the Environmental Impact Report and with each of the conditions provided in the resolutions of the environmental impact authorization issued by the Secretary of the Environment and Natural Resources (SEMARNAT) through official communication No. SEMARNAT-SGPA-DIRA-1731, dated October 19, 2009.

As a result of the approval of the Environmental Impact Report, environmental protection programs were implemented, which were prepared for Compañía Minera Cuzcatlán by the Inter-disciplinary Research Center for Comprehensive Regional Development in the Oaxaca Region (CIIDIR). Such programs fully comply with the requests of SEMARNAT.

The principal environmental programs, all approved by SEMARNAT, are as follows:

•	Technical-Economic Study to determine the security instrument for the San Jose Project which defines the funds that the company must annually spend during the years of operation.

•	Flora and Fauna Protection and Conservation Program of the San Jose Project, approved for the rescue of flora and fauna in the construction areas and facilities of the mining operation. It was launched in 2010 and will continue while the mine is operating.

•	Reforestation program for the San Jose Project which considers the reforestation of all the areas directly impacted by the activities relating to the execution of the mining project. This program will be implemented gradually and will continue until the site is abandoned.

•	Ecologic Restoration Program which considers the activities that will be carried out to foster the restoration of the areas directly affected by the activities of the project.

•	Environmental Monitoring Program, which defines the parameters to monitor water, air, noise and total suspended particles (dust), as well as the sampling points and terms. Launched in 2010, the program is executed annually.

•	Monitoring of the Coyote Creek as a result of the environmental incident as described in Section 4.4.

20.2	Permitting

The most important permits that have been granted to Cuzcatlan and which support its establishment and operation are as follows:

•	Environmental Impact Authorization, issued under official communication No. SEMARNAT-SGPA-DIRA-1731/2009, through which SEMARNAT authorized the construction, execution and maintenance of the San José mining unit, for a period of 12 years, effective until October 23, 2021, over a surface of 92.00 ha.

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•	Resolution SEMARNAT-SGPA-DIRA-367/ 2011, through which SEMARNAT issued an environmental impact authorization for the modernization, operation and maintenance of the waste water treatment plant in Ocotlán de Morelos, Oaxaca (PTAR Ocotlán), effective until May 13, 2031. Cuzcatlan is the manager of this permit in accordance with the agreement with the municipality of Ocotlan de Morelos.

•	Concession Title No. 05OAX137241/20FDOC10, issued by the National Water Commission (CONAGUA), to occupy 31,330 m2 of land in a federal zone, located in San José del Progreso, Ocotlán, Oaxaca. The tailings disposal facilities are built on this land. Such concession will be effective until March 12, 2030.

•	Concession Title No. 05OAX137242/20FKOC10, issued by CONAGUA, for waste water discharge, for a volume of 912.50 m3 per year, resulting from waste water treatment of the mine services, dated February 24, 2010, effective until March 12, 2020. This discharge permit was no longer required after the installation of the wastewater treatment plant (end of 2010).

•	Concession Title No. 05OAX137328/20FDOC10, issued by CONAGUA, for the discharge of 18,250 m3 of water per year used in the mining activities, dated April 15, 2010, effective until May 13, 2020. This concession also authorizes the usage of 25 m2 of land at the wastewater discharge point.

•	General permit No. 4184, issued by National Defense for the use of explosives in the mine’s activities. This permit must be renewed annually.

•	Mining exploitation concession title No. 217626, “EL PROGRESO”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 284 ha, effective from August 6, 2002 until August 5, 2052.

•	Mining exploitation concession title No. 217624, “EL PROGRESO II”, issued by the Secretary of the Economy through the General Mining Agency over an area of 53.99 ha, effective from August 6, 2002 until August 5, 2052.

•	Mining exploitation concession title No. 217625, “EL PROGRESO II BIS”, issued by the Secretary of the Economy through the General Mining Agency, effective from August 6, 2002 until August 5, 2052.

•	Mining exploitation concession title No. 215254, “EL PROGRESO III”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 263.38 ha, effective from February 14, 2002 until February 13, 2052.

•	Gratuitous bailment agreement between the municipality of Ocotlán de Morelos and Minera Cuzcatlán, to operate the waste water treatment plant located in Ocotlán de Morelos, Oaxaca, dated January 1, 2010 to January 1, 2025.

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20.3	Social or community impact

Cuzcatlan’s Community Relations department promotes the sustainable development of the mines neighboring communities. From 2011 to 2018, Cuzcatlan has signed an economic agreement with the community of San Jose del Progreso in which US$ 7.8 million has been invested in the following four key areas:

•	Sustainable development

•	Health and nutrition

•	Education and culture

•	Communication and dialogue

20.3.1	Sustainable development

The principal goal of the Sustainable Development Program is to stimulate the local economy through the construction of permanent facilities for society development and the technical support to encourage development of local businesses. A total of US$ 5.5 million has been invested between 2011 and 2018 in the following projects:

•	Improvement of access roads to improve community mobility

•	Rehabilitation of 79.3 km of agricultural access roads between the communities of San Jose del Progreso, San Jose La Garzona, El Porvenir, and Maguey Largo, benefitting 4,720 residents

•	Improvements to 23 km of unpaved roads at San Jose del Progreso

•	Paving of La Chilana, Los Vasquez, La Garzona and Cuajilote city center streets

•	Construction of bridges and drainage at Los Diaz and La Garzona communities

•	Acquisition of two backhoe vehicles for the maintenance of access roads, and two tractors to support local farming activities

•	Installation of the public lighting system for the main access road to San Jose del Progreso and extension to the electrical network

•	Construction of the sewer system below paved roads at San Jose del Progreso

•	Extension of the potable water supply system at San Jose del Progreso benefitting 2,883 residents

•	Construction of 50 water reservoirs to collect rain water for agricultural purposes

•	Building of 80 wells to supply water for human consumption

•	Construction of a water recovery system at San Jose del Progreso

•	Land acquisition and erection of public municipality offices for the public at El Jaguey, and El Cuajilote communities

•	Housing and road improvements in the Magdalena municipality

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•	Maintenance and operational improvements to the water treatment plant in Ocotlan

•	Financial contributions for the acquisition of playing fields at the sports facilities in Ocotlan along with paving of the access road

•	Donation of a D6T bulldozer to the San Jose del Progreso municipality

•	Construction of a catholic church, handicrafts market, and community kitchen in San Jose del Progreso

•	Maintenance of access roads to agricultural land in the San Jose del Progreso municipality

•	Creation of the following micro-enterprises:

o	“Zoralí” openwork and sewing

o	“La Esperanza” cafeteria

o	“ El sabor” and “La Cabana” restaurants for contractors

o	“El Potrillo” lodgings

o	Support to farmers with the development of areas for growing fruit trees and vegetables while encouraging drip irrigation and solar powered pumps

o	Breeding and feeding of cattle and chicken farming

o	Promotion of the “Feria de la Tuna” festivity to allow local producers to sell products to a more regional market

•	Promotion and development of local businesses in direct relation to servicing the mining industry including:

o	A community company dealing with ore and waste transportation

o	A community company for the transportation of employees and wages

o	Local construction companies for servicing surface and underground requirements

o	Local earth moving company

20.3.2	Health and nutrition

Health and nutrition campaigns are regularly carried out to help protect and educate the local communities. During the last five years US$ 473,000 has been invested in the following main activities:

•	Construction of the “El Cuajilote” Health Center, benefitting 3,252 residents

•	Construction of the Health House at Los Vasquez community, benefitting 60 families

•	Supply of medicines and medical equipment to the health center at San Jose del Progreso

•	Health support through specialized medics for surgeries, medical care and eye care

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•	Start-up of the communitarian food facility at San Jose del Progreso, to provide food in favor of vulnerable groups

•	Execution of the “Healthy Home” Program, involving the construction of 719 energy saving stoves, 143 dry ecologic toilets, and 51 tanks to store rain water

•	Improvement in housing with a focus on the elderly

•	Medicine donations to the local municipality

•	Overhaul and repair of ambulance for the San Jose del Progreso municipality

•	Medical equipment and furniture donations to the Health Clinic of San Jose del Progreso

20.3.3	Education and culture

Between 2011 and 2018, Cuzcatlan has invested US$ 1.9 million in the Education and Cultural program. Main activities relating to this program include:

•	Scholarship programs carried out at four educational levels: junior high school (460 children), high school and college (55 teenagers), from which seven college students have achieved a university degree and have been incorporated as workers at Cuzcatlan or other companies serving mining operations

•	Construction and financial backing of the Rivera Daycare Center to support working mothers (40 children under three years old)

•	Roofing of sports facilities at La Garzona, El Cuajilote and Los Vásquez communities

•	Construction of bathrooms and roofing of sports facilities at San José del Progreso

•	Construction of perimeter fence for the elementary school at “El Porvenir” community

•	Building and equipment for five computer centers across the San José del Progreso Municipality

•	Collaboration Agreement with a state public entity dedicated to improving adult literacy and promoting the certification of studies among the population. Since the program commenced 99 people have completed elementary school and 207 have completed high school

•	Implementation of technical training programs and projects with the Work Training and Productivity Institute

•	Equipping of all elementary and high schools across the Municipality of San José del Progreso with sports equipment, academic infrastructure and multimedia systems

•	Acquisition of land for the extension of the elementary school and construction of the “Culture House” at San José del Progreso

•	Integration and support of the philharmonic band “Armonía de mi Pueblo”

•	Establishment of the “Difuminarte” plastic arts workshop

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•	Land acquisition for the construction of the Catholic Church building at San José del Progreso

•	Construction of the temple and atrium, for the San Isidro Labrador Church at La Peña, San José del Progreso

•	Construction of the Catholic Church at Maguey Largo community

•	Donations to encourage the union and social coexistence across San José del Progreso Municipality by supporting December holidays, as well as local festivities throughout the year

•	Financial support to organize cultural celebrations in San Jose del Progreso. These celebrations have the purpose of preserving the local traditions and beliefs of the community. In 2018 “la Guleguetza” was celebrated for the first time ever in San Jose, having been an ancient tradition of the Central Valleys of Oaxaca

20.3.4	Communication and dialogue

The main purposes of good communication and an open dialogue are to ensure that accurate information regarding the operation is disseminated to the local community, any concerns from the local communities are addressed by the operation. Cuzcatlan helps to transmit information locally through leaflets and a weekly radio program, guided visits, formal information meetings and press releases.

20.4	Mine closure

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located based on compliance with the following criteria:

•	Environmental and landscape recovery

•	Tailing dam slopes do not require additional stability earthworks based on the technical construction specifications that consider a smooth gradient of 2.5:1

•	Waste handling requirements are very limited with waste material not considered for physical stability as the majority of this material is returned to the mine as conventional fill

•	Minimize erosion through engineering controls (trenches, adequate slopes)

•	Re-vegetation

•	Correction of surface runoff mechanisms

The projected total cost required to close present and future infrastructure at the mine is US$ 5.3 million as developed from a closure plan study complied by Clifton (2018).

20.5	Comment on Section 20

It is the opinion of the QPs that the appropriate environmental, social and community impact studies have been conducted to date at San Jose. Cuzcatlan have maintained all necessary environmental permits that are prerequisites for construction of Project infrastructure and the maintenance of mining activities.

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21	Capital and Operating Costs

San Jose Mine is a producing operation managed by Cuzcatlan having mined underground continuously since September 2011. Capital and operating cost estimates are based on the established cost experience gained from the operation, projected budgets, and quotes from manufacturers and suppliers. Overall, the cost estimation is of sufficient detail that, with the current experience at Cuzcatlan, Mineral Reserves can be declared.

21.1	Sustaining capital costs

Projected capital costs for the San Jose Mine LOM are summarized in Table 21.1.

Table 21.1 Summary of projected major capital costs for the LOM

Capital Cost Item US$ (numbers expressed in millions)*	2019	2020	2021	2022	2023
Development	3.39	2.07	0.75	0.34	0.01
Brownfields	4.30	0.00	0.00	0.00	0.00
Infill	0.59	0.85	0.00	0.00	0.00
Mine Development & Brownfields	8.28	2.92	0.75	0.34	0.01

Mine	0.80	1.41	0.61	0.66	0.54
Plant	0.58	0.65	0.17	0.55	0.00
Dry Stack	2.68	2.90	0.00	0.00	0.00
Maintenance and Energy	0.06	0.02	0.00	0.02	0.00
Planning and Geology	0.17	0.07	0.00	0.02	0.05
Other Investment	0.04	0.06	0.26	0.06	0.00
Equipment and Infrastructure	4.33	5.11	1.05	1.31	0.59

Mine Closure & Site Rehabilitation	0.12	0.81	0.89	2.04	1.43

Total Capital Expenditure	12.73	8.84	2.68	3.69	2.03
*Numbers may not total due to rounding

Capital costs include all investments in ongoing mine development, infill drilling, mine equipment rebuilding, major overhauls or replacement, plant maintenance and dry stack construction infrastructure necessary to maintain the mine facilities and sustain the continuity of the operation. The capital costs are split into three areas: mine development; equipment and infrastructure; and mine closure and site rehabilitation.

Mine development includes the main development and infrastructure of the mine through the generation of ramps, ventilation raises, and extraction levels. It also includes the development of drives for Brownfield exploration to allow investigation of areas that are inaccessible from the surface. Infill delineation drilling is included under mine development costs as this activity has the objective of increasing the confidence in currently defined Mineral Resources.

Equipment and infrastructure costs are attributed to all departments of the operation including; mine, plant, tailings facilities, maintenance, energy, safety, information technology, administration and human resources, logistics, geology, planning, laboratory, environmental and includes funds set aside for mine closure restoration.

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Mine closure costs are attributed to site rehabilitation costs required to remediate the area where the mine is located and to meet mine closure requirements.

21.2	Operating costs

Projected operating costs for the LOM are detailed in Table 21.2.

Table 21.2 Life-of-mine operating costs

Area	Units	2019	2020	2021	2022	2023
Mine	US$/t	32.07	32.90	32.62	31.80	29.67
Plant	US$/t	19.10	19.77	19.77	19.77	19.77
General Services	US$/t	5.74	5.69	5.69	5.69	5.69
Administrative Services	US$/t	3.16	3.00	3.00	3.00	3.00
Concentrate Transportation	US$/t	5.74	5.94	5.94	5.94	5.94
Community Support Activities	US$/t	1.06	1.06	1.06	1.06	1.06
Total	US$/t	66.87	68.36	68.08	67.26	65.13

Long-term projected operating costs are based on the LOMP mining and processing requirements, as well as historical information regarding performance, operational and administrative support demands.

Operating costs include site costs and operating expenses to maintain the operation. These operating costs are analyzed on a functional basis and the cost structure is not similar to the operating costs reported by financial statements of Fortuna Silver Mines Inc.

Site costs relate to activities performed on the property including mine, plant, general services, and administrative service costs. Other operating expenses include costs associated with concentrate transportation and community support activities.

21.3	Comment on Section 21

The capital and operating cost provisions for the LOM plan that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the San Jose Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

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22	Economic Analysis

22.1	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow.

22.2	Comments on Section 22

An economic analysis was performed in support of estimation of the Mineral Reserves; this indicated a positive cashflow for the period set out in the LOMP using the assumptions detailed in this Report.

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23	Adjacent Properties

This section is not relevant to this Report.

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24	Other Relevant Data and Information

This section is not relevant to this Report.

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25	Interpretation and Conclusions

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.1	Mineral tenure, surface rights, water rights, royalties and agreements

Fortuna was provided with a legal opinion that supports that the mining tenure held by Cuzcatlan for the San Jose Mine is valid and that Fortuna has a legal right to mine the deposit.

The mineral tenement holdings cover 31 mining concessions for a total surface area of approximately 64,422 ha. Tenure is held in the name of Cuzcatlan with all mining concessions having an expiry date beyond the expected mine life.

As of December 31, 2018, the only concession that contains Mineral Resources or Mineral Reserves subject to back-in rights, liens, payments or encumbrances is Reduccion Taviche Oeste, which is subject to a 1.5 % NSR royalty to Maverix Minerals Inc., and a 1 % NSR royalty to SGM.

In addition to the above, SGM advised Fortuna that in 1993 the previous owner of the Progresso mineral concession granted SGM a royalty of 3 % of the billing value of minerals obtained from the concession. Fortuna was unaware of the existence of the royalty, advised SGM that it is of the view that no royalty is payable, and has taken administrative steps to remove reference to the royalty on the title register. Fortuna has obtained legal opinions from three independent Mexican law firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. No action has been started by the mining authority.

Cuzcatlan has signed 44 usufruct contracts covering a total of 119.84 ha, which have been registered before the National Agrarian Registry, with land owners to cover the surface area needed for the operation and tailings facilities. Surface rights are granted for between 10 and 30 years with the ability to extend the contracts if required.

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained.

25.2	Geology and mineralization

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad Deposit area and the San Ignacio area.

The major mineralized structure in the Trinidad Deposit area is composed of a sheeted and stockworked quartz-carbonate vein system referred to as the Stockwork Zone located between the primary Trinidad and Bonanza structures. In addition, several secondary vein systems are present locally in the hanging wall and footwall of the Trinidad and Bonanza structures.

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The Victoria mineralized zone is located approximately 350 m east of the Trinidad vein and north of the current underground operations of the San Jose Mine. It is structurally related to the same extensional behavior that dominates the Trinidad Deposit with a similar style of mineralization, corresponding to a low sulfidation epithermal deposit formed in a shallow crustal environment with a relatively low temperature resulting in the precipitation of silver and gold mineralization.

In the opinion of the QPs, knowledge of the Trinidad Deposit, the settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation. Information on the Victoria mineralized zone is more limited, particularly regarding metallurgical characteristics and is regarded as sufficient to support Inferred Resources.

25.3	Exploration, drilling and analytical data collection in support of Mineral Resource estimation

Drill holes drilled under Cuzcatlan management in the period 2005 to 2018 have data collected using industry-standard practices. Drill orientations are appropriate to the orientation of the mineralization and core logging meets industry standards for exploration of an epithermal-style deposit.

Geotechnical logging is sufficient to support Mineral Resource estimation with the data for the Trinidad Deposit having been having been used to support detailed mine planning for the underground mine for the last seven years of operation.

Collar and downhole surveys have been performed using industry-standard instrumentation. Any uncertainties in survey information have been incorporated into subsequent resource confidence category classification.

All collection, splitting, and bagging of channel and core samples were carried out by Cuzcatlan personnel since 2005 representing 98 % of all information collected at the mine. No material factors were identified with the drilling programs that could affect Mineral Resource or Mineral Reserve estimation.

Sample preparation and assaying for samples that support Mineral Resource estimation has followed approximately similar procedures for most drill programs since 2005. The preparation and assay procedures are adequate for the type of deposit, and follow industry standard practices.

Sample security procedures met industry standards at the time the samples were collected. Current core and pulp sample storage procedures and storage areas are consistent with industry standards.

Fortuna has conducted regular audits and verification of all information used in the most recent Mineral Resource and Mineral Reserve estimates to support the assumptions. The verification process focused on the database; collars and downhole surveys; lithological logs; assays; bulk density measurements, core recovery, and QAQC results. Fortuna checked all collar and downhole survey information for each campaign against source documentation and completed a hand-held GPS survey of randomly selected drill hole collars. The results showed a good agreement with locations in the database.

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The QP is of the opinion that the data verification programs performed on the data collected from the mine are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the San Jose Mine. This conclusion is based on the following:

•	No material sample biases were identified from the QAQC programs. Analytical data that were considered marginal were accounted for in the resource classifications

•	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits

•	Quarterly reviews of the database producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted

•	Cuzcatlan compiled and maintains a relational database for the San Jose Mine which contains all collar, assay, density, survey and lithology information as well as all associated QAQC data

•	Drill hole and channel collar and downhole surveys are conducted using standard industry techniques

•	All geologic and assay data is electronically collected and imported into the database eliminating the potential for transcription errors

•	Drill data is verified prior to Mineral Resource estimation, by running a software program check

•	Estimation methodology is verified by a QP with each stage being reviewed and checklists completed

•	Quarterly mine reconciliation reports monitor the performance of the resource and reserve block model estimates and indicate a high level of accuracy with production results typically within ±15%

The QP has personally verified data used in Mineral Resource estimation, including the database, collars and downhole surveys, geological logs and assays, metallurgical recoveries, estimation parameters, and mine reconciliation.

25.4	Metallurgical testwork

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON in 2009 and reported in the prefeasibility study written by CAM (2010), with Cuzcatlan continuing to build on this original work with additional tests to support operational requirements. The test work included the following evaluations:

•	Whole rock analysis

•	Bond ball mill work index

•	Grind calibration

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•	Rougher flotation test work with three stages of cleaning

•	Locked cycle flotation test work

•	Rougher kinetics flotation

Metallurgical tests have not been conducted as of the effective date of this Report for material from the Victoria mineralized zone. Petrographic studies conducted by Albinson (2018) indicate that mineralogically the material is similar to that from the Trinidad Deposit.

It is the opinion of the QP that the San Jose Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2011. In the opinion of the QP, the San Jose metallurgical samples tested and the ore that is presently treated in the plant is representative of the orebody as a whole in respect to grade and metallurgical response. Differences between vein systems are minimal with regard to recovery.

Deleterious elements detected in ore located in certain parts of the deposit have the potential to affect economics due to penalties that could be applied during smelting. This includes elevated levels of fluorine (>1,000 ppm), which has been accounted for as part of the financial analysis.

25.5	Mineral Resource estimation

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m SMU representing each vein. All veins in the Trinidad Deposit were estimated by SGS. The Victoria main structure located in the Victoria mineralized zone was estimated by IDW. Estimated grades were validated globally, locally, visually, and (where possible) through production reconciliation prior to tabulation of the Mineral Resources.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; grade continuity; and simulated grade variability.

The QP is of the opinion that the Mineral Resources have been estimated using standard industry practices, and conform to the requirements of CIM (2014). The Mineral Resources are acceptable to support declaration of Mineral Reserves.

Furthermore, it is the opinion of the QP that by the application of a silver equivalent value taking into consideration the average metallurgical recovery and long term metal prices for each metal, and the determination of a reasonable cut-off grade using actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

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25.6	Mineral Reserve estimation

Mineral Reserves have been converted from Measured and Indicated Mineral Resources.

The Mineral Reserve estimation procedure for the Trinidad Deposit is defined as follows:

•	Review of Mineral Resources in longitudinal sections and grade–tonnage curves

•	Identification and removal of inaccessible Mineral Resources based on current mining practices - such as crown pillars and isolated areas

•	Inferred Mineral Resources were set as waste

•	Dilution of tonnes and grades based on factors estimated by the Cuzcatlan mine planning department based on dilution levels encountered during the previous twelve months of production preceding Mineral Reserve estimation

•	After obtaining the resources with diluted tonnages and grades, the value per tonne of each SMU is determined based on metal prices and metallurgical recoveries for each metal

•	A breakeven cut-off grade is determined based on operational costs of production, processing, administration, commercial, and general administrative costs (total operating cost in US$/t) and converted into a silver equivalent grade. If the silver equivalent grade of an SMU is higher than the breakeven cut-off grade, the SMU is considered as part of the Mineral Reserve otherwise the SMU is regarded as part of the Mineral Resource. This evaluation is conducted in MSO

•	Evaluate location and dimensions of potential pillars based on the proposed mining methodology

•	Removal of inaccessible areas and material identified as pillars or crown pillars to account for mining recovery based on current mining practices and mine architecture

•	Depletion of Mineral Reserves relating to operational extraction between July 1 and December 31, 2018

•	Reconciliation of the reserve block model against mine production between July 1 and December 31, 2018 to confirm estimation parameters

•	Mineral Reserve tabulation and reporting as of December 31, 2018

Mineral Reserves will support a 5-year LOM considering 350 days in the year for production and a capacity rate of 3,000 tpd. The expectation based on an optimized production schedule is for an annual average production of approximately 7 Moz of silver and 46 koz of gold.

The conversion of Mineral Resources to Mineral Reserves was undertaken using industry recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

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25.7	Mine plan

Mining at San Jose is conducted by contractors based on conventional overhand cut-and-fill using a mechanized extraction methodology.

Since September 2011 Cuzcatlan has successfully managed the underground operation of the San Jose Mine, processing over 5.4 Mt of ore and producing 35.9 Moz of silver and 269 koz of gold as of December 31, 2018. During this period considerable investment has been made to expand the processing plant and increase the capacity of the tailings facilities.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mine plan is based on historical mining and planning methods practiced at the operation for the previous seven years, and presents low risk

•	Inferred Resources are not included in the mine plan

•	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

25.8	Recovery

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering, shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material being mined will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

25.9	Infrastructure

The QP considers that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The San Jose Mine is located 47 km, or one hour by road from the city of Oaxaca, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a compact layout footprint of 50.15 ha, with an additional 69.69 ha for the tailings storage facilities

•	An expansion to the dry stack tailings facility will commence in 2019, with a second phase planned for 2020, increasing total capacity to 4,039,000 m3

•	Power is provided to the mine from the main grid via a 115,000 volt circuit, as well as a secondary reserve power supply line, all managed by CFE

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•	Water requirements are 2.7 m3 of water to process one tonne of ore being primarily sourced from water pumped to the surface from the underground dewatering system

•	All process buildings and offices for operating the mine have been constructed, with camp facilities not required due to the proximity of the site to urban centers

25.10	Markets and contracts

Since the operation commenced commercial production in September 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Cuzcatlan are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

25.11	Environmental, permitting and social considerations

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Despite the above, on October 8, 2018 abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility (Fortuna, 2018b). The contingency pond collects water from a ditch system at the dry stack facility designed to capture and manage rain water.

Cuzcatlan took steps to mitigate the risk of future overflows by immediately increasing its pumping capacity at the contingency pond. No damage occurred to the tailings dam or to the dry stack infrastructure. San Jose tailings are monitored and sampled continuously, are free of heavy metals or other contaminants, and are characterized as sterile.

Cuzcatlan notified the relevant environmental authorities, PROFEPA and CONAGUA on the day of the incident. Cuzcatlan worked with federal, state and local authorities as they conducted inspections of the facilities at San Jose and sampling of the Coyote Creek. Results of the sampling indicated no contamination or pollution occurred due to the overflow.

On February 14, 2019, PROFEPA released their final report on the incident confirming that the overflow did not contaminate soil, and therefore no remediation was required. As of the effective date of this Report, Cuzcatlan is awaiting issuance of the final report from CONAGUA.

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained, with the exception of the permit to construct the stage 4 expansion of the dry stack tailings facility. Cuzcatlan is in the process of obtaining the permit from the Secretary of the Environment and Natural Resources (SEMARNAT) and expect to obtain this in the second quarter of 2019.

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Cuzcatlan continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located. The projected total cost required to close present and future infrastructure at the mine is US$ 5.3 million.

25.12	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOMP that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the San Jose Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

25.13	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow.

25.14	Risks and opportunities

A number of opportunities and risks were identified by the QPs during the evaluation of the San Jose Mine.

Opportunities include:

•	The wide nature of mineralization of the Stockwork zone in combination with the medium to good rock quality provides an opportunity to implement a more productive (bulk) mining methodology such as long hole stoping. Implementation of this method could potentially reduce mining costs and increase mine productivity.

•	Improvements in mining productivity through optimizing the mining cycle. As shotcreting comprises a significant component of the mining cycle, a better accelerator agent could shorten the curing and overall cycle times. Additionally, cycle times could be further reduced by implementing a trim or controlled blasting system that requires less ground support as a result of lower over-blasting or over scaling.

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•	Operational delays could be reduced by implementing a better underground communication system.

•	The ventilation system could be improved in specific areas of the mine where elevated temperatures are encountered, improving productivity in these areas.

•	Significant exploration potential exists for the Victoria mineralized zone as mineralization remains open in all directions.

Risks include:

•	The recently-discovered presence of elevated fluorine in the concentrate resulting in unexpected penalties to sales. Limited information is currently available to understand the orogenesis, dynamics, and distribution of fluorine within the deposit, although preliminary sampling suggests it is focused in the Trinidad vein with a limited spatial extent. However, a risk exists that fluorine levels may be elevated in other veins and areas of the deposit.

•	Environmental liability from the pond over-flow in October 2018, mitigated by the rapid response to the incident and independent testing of the affected area that indicates no heavy metals or other contaminants are present.

•	Potential litigation regarding the disputed royalty on the Progresso concession, which has been mitigated by Cuzcatlan obtaining multiple legal opinions that state the royalty is invalid and taking steps to remove the royalty from the register.

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26	Recommendations

The information set forth in this Report continues to demonstrate that the San Jose Mine is a technically and economically viable operation.

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies focused on operational improvements. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated. The exploration-related programs are estimated at a total cost of US$ 4.22 million. The operational improvement studies are recommended to be conducted inhouse and therefore do not involve a direct cost.

26.1	Exploration

26.1.1	Trinidad Deposit

The Fortuna vein is known to extend south of the presently- estimated Mineral Resource by the presence of historical workings and previous drilling demarking where the Fortuna vein was located in the San Ignacio area. It is recommended that Cuzcatlan explore the mineralized continuity of this vein as it extends from the Trinidad Deposit into the San Ignacio area with a first phase drill program involving the drilling of 3,500 m diamond holes at an estimated cost of US$ 492,000.

In addition to testing the extents of the Fortuna vein, the Paloma vein remains open at higher elevations and it is recommended that upon the issuance of appropriate permits the near-surface potential of the Paloma vein be explored with the drilling of 1,500 m of diamond holes from surface at an estimated cost of US$ 203,000.

It is recommended that Cuzcatlan continue its program of delineation (infill) drilling of the Trinidad Deposit in 2019. A total of 2,780 m of drilling is planned at a budgeted cost of US$ 400,000.

26.1.2	Victoria mineralized zone

It is recommended that Cuzcatlan continue to explore the extent of the Victoria mineralized zone above and to the north of the presently-estimated Mineral Resource. The higher elevations of the vein system can be drilled from surface, with the issuance of the appropriate permits, and would involve the drilling of 2,000 m diamond holes at an estimated cost of US$ 257,000. To gain access for exploration of the vein to the north and at depth it is recommended that a 200 m exploration drift be mined at a cost of US$ 520,000. The drive will allow the drilling of 4,500 m of underground diamond drill holes to explore the vein continuity at an estimated cost of US$ 509,000.

In addition, it is recommended that metallurgical testwork be conducted on samples obtained from the Victoria mineralized zone to establish likely metallurgical recoveries and processing characteristics. Testwork should include mineralogical evaluations, along with bond work index, grinding, flotation and granulometry tests. The estimated cost of the testwork is US$ 32,000.

26.1.3	Other

The Guilla concession of the San Jose Mine has been identified as an area that has high potential for the discovery of epithermal veins based on surface mapping. It is recommended that permits be obtained to allow targets to be drilled on this concession. If permits are obtained a drill program consisting of 9,000 m of diamond holes at an estimated cost of US$ 1,305,000 is recommended.

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It is recommended that a 250 m underground exploration drift be mined in 2019 to the north of the Trinidad Deposit to facilitate future underground drilling programs to explore the convergence of the Trinidad Deposit and the Victoria mineralized zone where obtaining surface drill permits has proved problematic. The estimated cost of this drift is US$ 500,000.

26.2	Technical and Operational

The following technical studies are recommended to improve the understanding of the San Jose Mine. These studies are recommended to be conducted inhouse and therefore do not involve a direct cost.

26.2.1	Mineral Resources and Reserves

A number of additional studies are recommended to improve estimates as well as assess risk

•	Fluorine. It is recommended that the operation continues to assay representative pulps for fluorine and uses these to improve short term and long-term estimates of fluorine behavior in the deposit deposit as well as conducting metallurgical tests at the plant to determine methods to reduce fluorine levels in the concentrate.

•	Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios, the mine plan can be optimized with the identification of low- and high-risk regions of the deposit.

•	Bulk density measurements. It is recommended that the number of bulk density measurements be increased in secondary veins. If sufficient measurements are obtained, bulk density can be estimated rather than the presently used density assignment methodology.

26.2.2	Mining

The following are studies recommended to improve operational decision making and mining costs.

•	Mining method. As part of continuous improvement initiatives to reduce mining cost and to increase mine productivity, it is recommended that a study be conducted to evaluate the feasibility of a bulk mining method. Part of the considerations for the mining method selection is to investigate mining method and mining sequence that eliminate the necessity to leave mineralized material as pillars. Additionally, the study should investigate mine productivity, equipment and manpower requirements, as well as infrastructure and cost evaluations.

•	Mining recovery. A review on pillar design is recommended, particularly for narrow veins with more competent country rock where mining recovery could be increased. Cell mapping and geotechnical logging should be performed on a more frequent basis and detailed pillar analysis conducted based on the specific local rock conditions.

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•	Mining dilution. It is recommended that the mine implements an improved survey practice by increasing the number of points taken per survey or to implement the usage of a scanner. It is further recommended that the mine reconciles the dilution estimate on a more frequent basis and stores the information into a database so that statistical analysis such as trends, variations and local dilution analysis can be performed. This information will assist the Cuzcatlan mine planning department in making timely decisions to remediate dilution issues and improve Mineral Reserve estimates.

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27	References

Albinson, T., 2018. Fluid Inclusion and Petrographic Study of veins in the San Jose del Progreso District, Oaxaca, Mexico for Compañía Minera Cuzcatlán S.A. de C.V., October 2018.

Alvarez, L.R., 2009. Historia operativa de la Mina San José y de la Planta Concentradora de San Jerónimo Taviche durante la operación de Minerales de Oaxaca previa a l compra por parte de Compañía Minera Cuzcatlán: Internal report for Compañía Minera Cuzcatlán S.A. de C.V., 14p.

Bieniawski, Z.T., 1989. Engineering Rock Mass Classification. New York: John Wiley, pp 51

Cardona Benavides, A., Cham Amaral, C., 2007. Estudio hidrogeológico para la Compañía Minera. Cuzcatlan, Prepared for Universidad Autónoma De San Luis Potosí, Facultad de Ingeniería, pp 2.

Carranza Alvarado, M., Gómez Caballero, J. A., y Pérez León, C., ed., 1996. Monografía geológico-minera del Estado de Oaxaca: Consejo de Recursos Minerales, Secretaria de Comercio y Fomento Industrial, Coordinación General de Minería, Publicación M-17e, 298 p.

Carter, T.G., 2014. Guidelines for use of the Scaled Span Method for Surface Crown Pillar Stability Assessment, 1st International Congress of mine design by empirical methods, Lima - Perú, pp.11-13.

CIDIR, 2014. Actualización del Estudio Técnico-Económico para determinar el Instrumento de Garantía del Proyecto Minero San José, San José del Progreso, Ocotlán, Oaxaca, México.

Chapman, E.N., and Kelly, T., 2013a. Technical Report: San Jose Property, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., March 22, 2013.

Chapman, E.N., and Kelly, T., 2013b. Technical Report: San Jose Property, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., November 22, 2013.

Chapman, E.N., and Gutierrez, E., 2017. Amended Technical Report: San Jose Property, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., August 20, 2016.

Chlumsky, Armbrust, and Meyer, 2010. NI 43-101 Technical Report: San Jose Silver Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., June 9, 2010.

CIM, 2014. CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by the CIM Council, May 10, 2014.

Clifton, 2018. Plan de Restitucion y Cierre 2018, Unidad Minera San Jose, Municipio de San Jose del Progreso, Oaxaca. Clifton Associates Ltd, December 2018.

Corbett, G., 2002. Epithermal Gold for Explorationists. AIG Journal-Applied geoscientific practice and research in Australia, 26p.

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Consejo de Recursos Minerales, 1982. Informe geológico preliminar del prospecto minero San Ignacio, municipio de Ejutla de Crespo Oaxaca, Distrito Minero de Taviche,

Consejo de Recursos Minerales, 1996. Monografía Geológico-Minera del Estado de Oaxaca, Secretaría de Comercio y Fomento Industrial, Coordinación General de Minería, pp 37, 58.

Corbett, G., 2006. Controls to Low Sulfidation Epithermal Au-Ag. Presentation by G.Corbett, 92p.

Dickinson, W.R., and Lawton, T.F., 2001. Carboniferous to Cretaceous assembly and fragmentation of Mexico. Geological Society of America Bulletin, v. 113, p. 1142-1160.

Dimitrakopoulos, R., Godoy, M., and Chou, C.L., 2010. Resource/Reserve Classification with Integrated Geometric and Local Grade Variability Measures in Advances in Orebody Modelling and Strategic Mine Planning I, Australian Institute of Mining and Metallurgy Spectrum Series No.17 (Ed. Dimitrakopoulus, R) pp215-222.

Fortuna, 2011. Press Release Titled “Fortuna Begins Commercial Production at San Jose Mine, Mexico”. Vancouver, Canada, September 1, 2011.

Fortuna, 2018a. Press Release Titled “Fortuna updates reserves and resources”. Vancouver, Canada, February 22, 2018.

Fortuna, 2018b. Press Release Titled “Fortuna reports heavy seasonal rains caused an overflow in a contingency pond of the dry stack tailings facility at the San Jose Mine, Mexico”. Vancouver, Canada, October 11, 2018.

Fortuna, 2019a. Press Release Titled “Fortuna provides review of Brownfields exploration programs”. Vancouver, Canada, February 14, 2019.

Fortuna, 2019b. Press Release Titled “PROFEPA report confirms no contamination of soil from overflow of contingency pond at the San Jose Mine, Mexico in October 2018”. Vancouver, Canada, February 14, 2019.

Hester, M.G., and Ray, G.E., 2007. Geology, epithermal silver-gold mineralization and mineral resource estimate at the San Jose Mine property, Oaxaca, Mexico: NI43-101 Technical Report prepared for Fortuna Silver Mines Inc., 58p.

Journel, A.G., 1974. Geostatistics for conditional simulation of ore bodies. Econ. Geol., V.69, pp673-687.

Journel, A.G., Kyriakidis, P.C., 2004. Evaluation of Mineral Reserves: A Simulation Approach. Applied Geostatistics Series.

Lechner, M.J., and Earnest, D.F., 2009. Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., December 10, 2009.

Morán-Zenteno D.J., Corona-Chávez, P., Tolson, G., 1996. Uplift and subduction erosion in southwestern Mexico since the Oligocene: pluton geobarometry constrains: Earth and Planetary Science Letters, 141, 51-65.

Morán-Zenteno D.J., Cerca M., Duncan-Keppie J., 2005. La evolución tectónica y magmática cenozoica del sureste de México: Avances y problemas de interpretación, Boletín de la Sociedad Geológica Mexicana, Volumen Conmemorativo del Centenario, Grandes Fronteras Tectónicas de México, Tomo LVII, Núm. 3, 319-341

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Marinos P., Marinos V., Hoek, E., 2007. The Geological Strength Index (GSI): A Characterization tool for Assessing Engineering Properties for Rock Masses in Proceedings of the International Workshop on Rock Mass Classification in Underground Mining., pp87–94.

Martinez-Serrano, R.G., Solis-Pichardo, G., Flores-Marquez, E.L., Macias-Romo, C, Delgado-Duran, J., 2008. Geochemical and Sr-Nd isotropic characterization of the Miocene volcanic events in the Sierra Madre del Sur, central and southeastern Oaxaca, Mexico. Revista Mexicana de Ciencias Geologicas v.25, no.1, pp1-20.

Mora. C., J. Valley W., Ortega- Gutiérrez F., 1986. The temperature and Pressure Conditions of Grenvilleage granulite facies metamorphism of the Oaxacan Complex. Southern Mexico. Rev. Inst. Geología, UNAM, V. 6, No. 2, p. 222-242.

Ortega-Gutiérrez F., 1980. Rocas volcánicas del Maestrichtiano en el área de San Juan Tetelcingo, estado de Guerrero, en V Convención Geológica Nacional, Libro guía de la excursión geológica a la parte central de la cuenca del alto Río Balsas, estados de Guerrero y Puebla: México, Sociedad Geológica Mexicana, 34-38.

Ortega-Gutiérrez, F., 1981. Metamorphic belts of southern Mexico and their tectonic significance: Geofísica Internacional, 20, 177–202.

Ortega-Gutierrez F., 1988. North American Ocean Continent Transect Corridor H 3 from the Acapulco Trench to the Gulf of Mexico across Southern Mexico, in speed, RC ed, North America Ocean Continent Transect Program A, Decade of North America Geology SP.

Ortega-Gutiérrez, F., Mitre-Salazar, L. M., Roldán-Quintana, J., Aranda-Gómez, J. J., Morán-Zenteno, D. J., Alaniz-Álvarez, S. A., Nieto-Samaniego, Á. F., 1992. Carta geológica de la República Mexicana, quinta edición escala 1:2.000,000: México, D. F., Universidad Nacional Autónoma de México, Instituto de Geología; Secretaría de Energía, Minas e Industria Paraestatal, Consejo de Recursos Minerales, 1 mapa.

Osterman, C., 2004. Geology and silver-gold mineralization at the San Jose Mine and the Taviche Mining District, Oaxaca, Mexico. A NI 43-101 Technical Report prepared for Continuum Resources.

Ravenscroft, P.J., 1992. Recoverable reserve estimation by conditional simulation, in Case Histories and Methods in Mineral Resource Estimation, Geological Special Publication, No.63. (Ed. Annels, A.E.) pp.289-298.

Ray, G.E., 2006. Geology and epithermal silver-gold mineralization at the San Jose and Taviche properties, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Fortuna Silver Mines Inc.

Sánchez Rojas, L. E., Castro Rodríguez, M.G., Ney Aranda Osorio, J., Zarate Lopez, J., Zarate Barradas, R., y Salinas Rodríguez, J.M., 2003. Carta geológico-minera Zaachila E14-12, Escala 1:250,000, 81p.

Sinclair, A.J. and Blackwell, G.H., 2002. Applied Mineral Inventory Estimation. (1st Edition) Cambridge University Press, 381pp.

SVS, 2015. Conceptual study of the extension to 3000 tpd of San Jose Mine, Oaxaca, Mexico, March 2015.

William, A., Hustrulid, W. A., Hustrulid, R. C., 2001. SME Underground Mining methods, Mining Dilution in moderate-to-narrow width deposits. pp 615.

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Water Management Consultants Inc, 2009. Evaluación y caracterización de Recursos Hídricos – Fase I Mina San Jose del Progreso, Oaxaca, pp 23, 25.

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Certificates

CERTIFICATE of QUALIFIED PERSON

(a) I, Eric Chapman, Vice President of Technical Services for Fortuna Silver Mines Inc., 650-200 Burrard St, Vancouver, BC, V6C 3L6 Canada; do hereby certify that:

(b) I am the co-author of the technical report titled “Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico” that has an effective date of February 22, 2019 (the “Technical Report”).

(c) I graduated with a Bachelor of Science (Honors) Degree in Geology from the University of Southampton (UK) in 1996 and a Master of Science (Distinction) Degree in Mining Geology from the Camborne School of Mines (UK) in 2003. I am a Professional Geologist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No. 36328) and a Chartered Geologist of the Geological Society of London (Membership No. 1007330). I have been practicing as a geoscientist and preparing resource estimates for approximately fifteen years and have completed more than twenty resource estimates for a variety of deposit types such as epithermal gold/silver veins, porphyry gold deposits, banded iron formations and volcanogenic massive sulfide deposits. I have completed at least eleven Mineral Resource estimates for precious metal projects over the past five years.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

(d) I last visited the property on January 11, 2019 for two days;

(e) I am responsible for the preparation of sections 1.1 to 1.6, 1.8, 1.19.1, 2 to 12, 14, 25.1 to 25.3, 25.5, and 26.1.

(f) I am not independent of Fortuna Silver Mines Inc (“Fortuna”) as independence is described by Section 1.5 of NI 43–101. I am a Fortuna employee.

(g) I have been an employee of Fortuna and involved with the property that is the subject of the Technical Report since May 2011.

(h) I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

(i) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC, this 28th day of March 2019.

[signed]

Eric Chapman, P. Geo.

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CERTIFICATE of QUALIFIED PERSON

(a) I, Amri Sinuhaji, Technical Services Director – Mine Planning of Fortuna Silver Mines Inc., 650-200 Burrard St, Vancouver, BC, V6C 3L6 Canada; do hereby certify that:

(b) I am the co-author of the technical report titled “Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico” that has an effective date of February 22, 2019 (the “Technical Report”).

(c) I graduated with a Bachelor of Science Degree in Mining from UPN Veteran Jogjakarta, Jogjakarta, Indonesia in 1997. In addition, I obtained a Master of Science Degree in Mining Engineering from the University of Arizona, USA, in 2007. I am a Professional Engineer of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No.48305). I have practiced my profession for 23 years. My experience has covered various operational, technical, managerial and consultancy functions on early stage projects through to producing mines in Peru, Chile, Argentina, Australia, Mongolia, Indonesia, Canada, United States of America, and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

(d) I last visited the property on November 1, 2018 for 3 days;

(e) I am responsible for the preparation of sections 1.7, 1.9 to 1.18, 1.19.2, 13, 15 to 24, 25.4, 25.6 to 25.14, and 26.2.

(f) I am not independent of Fortuna Silver Mines Inc (“Fortuna”) as independence is described by Section 1.5 of NI 43–101. I am a Fortuna employee.

(g) I have been an employee of Fortuna and involved with the property that is the subject of the Technical Report since October 2018.

(h) I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

(i) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, Canada, this 28th day of March 2019.

[signed]

Amri Sinuhaji, P. Eng.

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